UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_________________
FORM 6-K
REPORT OF FOREIGN PRIVATE

ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
Date: February 4, 2026
UBS Group AG
(Registrant's

Name)
Bahnhofstrasse 45, 8001 Zurich, Switzerland
(Address of principal executive office)
Commission File Number: 1-36764
UBS AG
(Registrant's

Name)
Bahnhofstrasse 45, 8001 Zurich, Switzerland
Aeschenvorstadt 1, 4051 Basel, Switzerland

(Address of principal executive offices)
Commission File Number: 1-15060

Indicate by check mark whether the registrants file or will file annual reports under cover of Form 20-F or Form
40- F.
Form 20-F

☒

Form 40-F

☐

This Form 6-K

consists of the

Fourth Quarter 2025

Report of UBS

Group AG, which

appears immediately following
this page.

UBS

Group

Fourth quarter 2025 report

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© UBS 2026. The key symbol and UBS are among

the registered and unregistered
trademarks of UBS. All rights reserved.
1.
Key figures
3
UBS Group key figures
2.
Recent developments
4
Recent developments
3.
UBS Group performance, business
divisions and Group Items
8
Group performance
17
Global Wealth Management
21
Personal & Corporate Banking
24
Asset Management
26
Investment Bank
28
Non-core and Legacy
29
Group Items
4.
Risk, capital, liquidity and funding,

and balance sheet
31
Risk management and control
36
Capital management
46
Liquidity and funding management
47
Balance sheet and off-balance sheet
49
Share information and earnings per share
5.
Consolidated
financial information
52
UBS Group AG interim consolidated financial
information (unaudited)
Appendix
65
Alternative performance measures
69
Abbreviations frequently used in
our financial reports
71
Information sources
72
Cautionary statement

UBS Group fourth quarter 2025 report

2
Terms used in this report, unless the context requires otherwise
“UBS”, “UBS Group”, “UBS Group

AG consolidated”, “Group”, “we”,

“us” and “our”
UBS Group AG and its consolidated subsidiaries
“UBS AG” and “UBS

AG consolidated”

UBS AG and its consolidated subsidiaries
“UBS Group AG”

UBS Group AG on a standalone basis
“UBS Switzerland AG” UBS Switzerland AG on a standalone basis
“Credit Suisse Group” and “Credit Suisse” Pre-acquisition Credit Suisse Group
“Credit Suisse Group AG”
Pre-acquisition Credit Suisse Group AG on

a standalone basis
“Credit Suisse AG”
Credit Suisse AG and its consolidated subsidiaries

before the merger with UBS AG
“1m” One million, i.e. 1,000,000
“1bn” One billion, i.e. 1,000,000,000
“1trn” One trillion, i.e. 1,000,000,000,000
In this report, unless the context requires otherwise,

references to any gender shall apply to all genders.
Alternative performance measures

An alternative performance measure (an APM) is a financial measure of historical or future financial performance,
financial position

or cash

flows other

than a

financial measure

defined or

specified in

the applicable

recognized
accounting standards

or

in other

applicable regulations.

We

report

a

number of

APMs

in

the discussion

of

the
financial and

operating performance

of the

Group, our

business divisions

and Group

Items. We

use APMs

to provide
a

more

complete

picture of

our

operating performance

and

to

reflect

management’s view

of

the

fundamental
drivers

of

our

business

results. A

definition

of

each

APM,

the

method

used

to

calculate

it

and

the

information
content are presented

under “Alternative performance measures”

in the

appendix to this

report. Our APMs

may
qualify

as

non-GAAP

measures

as

defined

by

US

Securities

and

Exchange

Commission

(SEC)

regulations.

Our
underlying results are APMs and are non-GAAP

financial measures.
›
Refer to “Alternative performance measures” in the appendix to this report for additional information

›
Refer to the “Group performance” section of this report for additional information about underlying results

UBS Group fourth quarter 2025 report |
Key figures | UBS Group key figures

3
Key figures
UBS Group key figures
UBS Group key figures
As of or for the quarter ended As of or for the year ended
USD m, except where indicated 31.12.25 30.9.25 31.12.24 31.12.25 31.12.24
Group results
Total revenues

12,145

12,760

11,635

49,573

48,611
Credit loss expense / (release)

159

102

229

524

551
Operating expenses

10,286

9,831

10,359

40,197

41,239
Operating profit / (loss) before tax

1,700

2,828

1,047

8,853

6,821
Net profit / (loss) attributable to shareholders

1,199

2,481

770

7,767

5,085
Diluted earnings per share (USD)
1

0.37

0.76

0.23

2.36

1.52
Profitability and growth
2,3
Return on equity (%)

5.3

11.1

3.6

8.8

6.0
Return on tangible equity (%)

5.8

12.0

3.9

9.5

6.5
Underlying return on tangible equity (%)
4

10.5

14.6

6.6

12.1

8.5
Return on common equity tier 1 capital (%)

6.6

13.5

4.2

10.8

6.7
Underlying return on common equity tier 1 capital (%)
4

11.9

16.3

7.2

13.7

8.7
Revenues over leverage ratio denominator, gross (%)

3.0

3.1

3.0

3.1

3.0
Cost / income ratio (%)

84.7

77.0

89.0

81.1

84.8
Underlying cost / income ratio (%)
4

75.2

69.7

81.9

74.4

79.5
Effective tax rate (%)

29.1

12.0

25.6

11.9

24.6
Net profit growth (%)

55.6

74.2
n.m.

52.7

(81.4)
Resources
2
Total assets

1,617,427

1,632,251

1,565,028

1,617,427

1,565,028
Equity attributable to shareholders

90,213

89,899

85,079

90,213

85,079
Common equity tier 1 capital
5

71,262

74,655

71,367

71,262

71,367
Risk-weighted assets
5

493,397

504,897

498,538

493,397

498,538
Common equity tier 1 capital ratio (%)
5

14.4

14.8

14.3

14.4

14.3
Going concern capital ratio (%)
5

18.5

18.8

17.6

18.5

17.6
Total loss-absorbing capacity ratio (%)
5

38.0

39.5

37.2

38.0

37.2
Leverage ratio denominator
5

1,622,438

1,640,464

1,519,477

1,622,438

1,519,477
Common equity tier 1 leverage ratio (%)
5

4.4

4.6

4.7

4.4

4.7
Liquidity coverage ratio (%)
6

182.6

182.1

188.4

182.6

188.4
Net stable funding ratio (%)

116.1

119.7

125.5

116.1

125.5
Other
Invested assets (USD bn)
3,7

7,005

6,910

6,087

7,005

6,087
Internal and external personnel
8

119,589

122,382

128,983

119,589

128,983
Internal personnel (full-time equivalents)

103,177

104,427

108,648

103,177

108,648
Market capitalization
1,9

155,760

136,416

105,719

155,760

105,719
Total book value per share (USD)
1

29.18

28.78

26.80

29.18

26.80
Tangible book value per share (USD)
1

26.93

26.54

24.63

26.93

24.63
Credit-impaired lending assets as a percentage of total lending assets, gross (%)
3

0.9

0.9

1.0

0.9

1.0
Cost of credit risk (bps)
3

9

6

15

8

9
1 Refer to the

“Share information and

earnings per share”

section of this

report for more

information.

2 Refer to the

“Targets,

capital guidance and

ambitions” section of

the UBS Group

Annual Report 2024,
available under “Annual reporting” at ubs.com/investors, for more information about our previous performance targets and to the “Recent developments” section of

this report for more information about our updated
targets and ambitions.

3 Refer to “Alternative

performance measures” in the appendix

to this report for the

relevant definition(s) and calculation

method(s).

4 Refer to the “Group

performance” section of this
report for more information about underlying results.

5 Based on the Swiss systemically relevant bank framework.

Refer to the “Capital management” section of this report

for more information.

6 The disclosed
ratios represent quarterly averages for the quarters

presented and are calculated based on an average

of 64 data points in the fourth quarter

of 2025, 65 data points in the third quarter

of 2025 and 64 data points
in the fourth

quarter of 2024.

Refer to

the “Liquidity

and funding management”

section of this

report for

more information.

7 Consists of invested

assets for

Global Wealth

Management, Asset

Management
(including invested assets from associates)

and Personal &

Corporate Banking. Refer to

“Note 31 Invested assets

and net new money” in

the “Consolidated financial statements”

section of the UBS Group

Annual
Report 2024, available under “Annual reporting” at ubs.com/investors, for more information.

8 Represents full-time equivalents for internal personnel and workforce count for external personnel.

9 The calculation
of market capitalization reflects total shares issued multiplied by the share price at the end of the period.

UBS Group fourth quarter 2025 report

|

Recent developments

4
Recent developments
Management report
Integration of Credit Suisse
We continued

to make

excellent progress

on

the integration

of Credit

Suisse, which

we

expect to

substantially
complete by the

end of 2026.

Our efforts continue

to concentrate on

client account migrations,

business clearance
activities and infrastructure decommissioning.
We remain

on track

to complete

the Swiss-booked

client account

migrations by

the end

of the

first quarter

of 2026.
By the end of

the fourth quarter of 2025, 85%

of Swiss-booked accounts had been migrated, and

the migration
of Personal & Corporate client accounts was

substantially complete.
At the end

of the fourth

quarter of 2025,

we had decommissioned

around 73% of

applications in our

Non-core
and Legacy division, and

we had materially completed

the transfer of Credit

Suisse International’s residual

business
and related products to UBS AG London Branch

and UBS Europe SE.

In the

fourth quarter

of 2025,

we realized

an additional

USD 0.7bn in

gross cost

savings. Cumulative

gross cost
savings at the

end of the

fourth quarter

of 2025 amounted

to USD 10.7bn

compared with

the 2022

combined cost
base of

UBS and

Credit Suisse. We

have identified additional

synergies, enabling us

to increase

our ambition

for
annualized exit rate gross cost savings

by the end of

2026 from around USD 13bn to approximately

USD 13.5bn.
We

expect

to

have

incurred

cumulative

integration-related expenses

of

around

USD 15bn

at

the

end

of

2026,
assuming constant foreign-exchange rates.
As

of

31 December

2025,

our

Non-core

and

Legacy

division

has

delivered

a

67%

reduction

in

risk-weighted
assets (RWA) since the

second quarter of

2023. We

have achieved a

reduction of

credit and

market risk RWA

to
around USD 5bn, and our ambition is to reduce

this further,

to around USD 4bn by the end of 2026.
Targets, ambitions and strategy update

Group targets, ambitions and guidance

We are on track to deliver on our exit rate

targets upon completion of the integration

by the end of 2026:
–
an underlying return on common equity tier 1

capital (RoCET1) of around 15% (exit

rate);
–
an underlying cost / income ratio of less than

70% (exit rate); and
–
gross cost savings

of around USD 13.5bn

(exit rate) compared with

the 2022 combined cost

base of UBS

and
Credit Suisse.
As we

complete the

integration, we

believe our

scale and

client franchises

will position

us to

sustainably deliver
higher returns.

We aim

to deliver

reported RoCET1

of around

18% in

2028 (based

on the

current capital

framework
and assuming a

common equity

tier 1 (CET1) capital

ratio of

around 14%)

and a reported

cost / income ratio of
around 67% in 2028.
Our capital guidance remains unchanged,

and we aim to maintain:
–
a CET1 capital ratio of around 14%;

and
– a CET1 leverage ratio of greater than 4.0%.
Our business division ambitions are:
–
for Global Wealth

Management, more

than USD 5.5trn

of invested assets

by 2028,

more than USD

200bn of

net
new assets per annum from 2028 and a reported

cost / income ratio of around 68%;
–
for Personal & Corporate Banking,

a reported cost / income ratio of around 48% in 2028 and a reported return on attributed equity of around 19% over the

medium term;
–
for

Asset

Management,

a

net

new

money

growth

rate

of

around

3%

(through

the

cycle)

and

a

reported
cost / income ratio of around 65% in 2028;

and
–
for

the

Investment Bank,

unchanged

ambitions, with

a

reported

return

on

attributed equity

of

around 15%
(through the cycle).

UBS Group fourth quarter 2025 report

|

Recent developments

5
Capital returns
For the 2025 financial

year, the Board of

Directors plans to propose

a dividend to UBS

Group AG shareholders of
USD 1.10 per share.

Subject to approval

at the Annual

General Meeting, scheduled

for 15 April 2026,

the dividend
will be

paid on

23 April 2026

to shareholders

of record

on 22 April

2026. The

ex-dividend date

will be

21 April
2026

on

the

SIX

Swiss

Exchange

and

22 April

2026

on

the

New

York

Stock

Exchange.

We

are

committed

to
progressive dividends and plan to accrue for

a mid-teens percent increase in dividend per

share in 2026.
In the fourth quarter of 2025, we completed

our planned share repurchases of USD 3bn.

We intend to repurchase
USD 3bn of

shares in

2026 with

the aim

to do

more.

The amount

of additional repurchases

is subject

to further
clarity around

the future

regulatory regime

in Switzerland,

our financial

performance

and maintaining

a CET1

capital
ratio of around 14%.
Beyond 2026,

we intend

to continue

to pursue

a progressive

dividend complemented by

share repurchases

that
will

be

calibrated

based

on

our

financial

results,

our

capital

ratio

and

the

final

outcome

and

timing

of

the
implementation of the new regulatory regime

in Switzerland.

Regulatory and legal developments
US supervisory changes
US federal

banking agencies

have undertaken

several initiatives

to reform

supervisory standards

with the

stated
objective of

prioritizing material

financial risks.

In October

2025, the

Federal Deposit

Insurance Corporation

(the
FDIC) and the Office of

the Comptroller of the

Currency (the OCC) issued

two proposals. The first

proposal aims to
clarify

supervisory standards

regarding

the

circumstances under

which

a

deficiency

would

rise

to

the

level

of

a
supervisory finding or

enforcement action. The

second proposal would

prohibit examiners from

criticizing or taking
adverse action on

the basis of

reputational risk. In

November 2025, the

Federal Reserve Board

released a statement
of supervisory operating

principles that outlines

objectives for supervision,

expressing its focus

on material financial
risks over

process-based concerns.

The Federal

Reserve Board

has also

finalized a

rule to

amend its

supervisory rating
framework for

large bank

holding companies.

Under the

rule, which

became effective

on 16 January

2026, the
Federal Reserve Board

will take a more

holistic approach in

determining whether it

considers covered companies

to
be well managed. The impact of these will depend

on the implementation by examination

staff at these agencies.
In

addition, in

August 2025,

a

presidential executive

order directed

the US

federal banking

agencies to

identify
supervised

institutions

that

have

previously

engaged

in

or

are

currently

engaged

in

“politicized

or

unlawful
debanking”, which the order defined as restrictions on access to financial services based on a customer’s political
or religious beliefs or lawful business activities. In

December 2025, the OCC released preliminary findings from its supervisory review

of debanking

activities at the

nine largest national

banks that

it supervises.

The OCC determined
that

the

banks

had

policies

or

practices

that

limited

access

to

banking

services

for

certain

customers

and

has
recommended documentation of individualized,

objective, risk-based analyses for any decision to restrict

access to
banking services. The full impact of this issue will be

dependent on the outcome of ongoing debanking

reviews of
the OCC and other federal banking agencies.
In January 2026,

the OCC

issued a conditional

approval for

UBS Bank

USA’s application

to become

a national

bank.
Developments in the EU to simplify regulations

regarding environmental, social and governance

matters
In

December

2025,

EU

legislators

reached

a

final

agreement

on

proposals

to

simplify

the

requirements

of

the
Corporate Sustainability

Reporting Directive

(the CSRD)

and the

Corporate Sustainability

Due Diligence

Directive
(the CSDDD) with a view to reducing the reporting and regulatory burden, particularly for smaller companies, and to enhancing the EU’s competitiveness. The agreement

provides for a significantly reduced scope of application of both the CSRD

and the CSDDD, while

maintaining their extra-territorial application. Companies within the scope
of the

CSDDD will

be required

to take

a risk-based

approach when conducting

due diligence

and will

no longer
have to adopt a transition

plan for climate change

mitigation. EU Member

States will have to transpose

the revised
CSRD into national

law within the 12

months following its

entry into force, which

is expected in the

first quarter of
2026.

With

regard to

the CSDDD,

the transposition

deadline has

been

further postponed

until July

2028, with
compliance to be

achieved by July

2029. UBS AG, having

selected Germany as

its EU home

member state under
the EU Transparency directive,

and UBS Europe SE would

remain within the

scope of the

revised CSRD and become
subject to CSRD

reporting once Germany

has transposed this

directive.

We are

assessing the expected

impact of
scope changes of the revised CSDDD.

UBS Group fourth quarter 2025 report

|

Recent developments

6
On

1 January

2026,

simplification

measures

to

the

reporting

requirements

under

Art. 8

of

the

EU

Taxonomy
Regulation became effective.

Companies have the option of

implementing the changes for

the 2025 financial year
or of

postponing until

the 2026

financial year.

The measures

aim

to reduce

the burden

and costs

of taxonomy
reporting for companies

pending the completion

of the comprehensive

review of the EU

Taxonomy Regulation and
related reporting rules in 2026. UBS is considering

the application of these measures to the

taxonomy reporting of
UBS AG standalone and UBS Europe SE consolidated

for the 2025 financial year.
Other developments
Repurchase of legacy Credit Suisse debt
In November

2025, UBS

repurchased USD 7.7bn aggregate

principal amount

of legacy

Credit Suisse

senior debt
instruments for an aggregate

acquisition cost of around

USD 8.5bn. UBS Group recognized

a net loss in the fourth
quarter of

USD 457m on

the retirement

of these

instruments, including

the release

of purchase

price allocation
adjustments of

USD 427m. The

net loss

is

expected to

be more

than offset

in future

periods by

lower ongoing
interest expense.
Sale of O’Connor business
On

31 December

2025,

UBS

Asset

Management

(Americas)

LLC

completed

the

first

closing

of

its

previously
announced sale

of its

O’Connor single

manager hedge fund,

private credit

and commodities platform

to Cantor
Fitzgerald. In connection with this

closing,

UBS recognized a loss

of USD 29m in the

fourth quarter of 2025. UBS
expects to

complete the

transfer of

the remaining

funds in

the first

quarter of

2026
and does

not expect

to recognize
any material profit or loss upon such completion.
Sale of our interest in Swisscard AECS GmbH
In January 2026, we completed the sale of our 50% interest in Swisscard AECS GmbH (Swisscard), a joint venture in Switzerland between

UBS and American

Express Swiss Holdings

GmbH (American Express),

to American Express,
and expect

to record

a gain

on sale

in the

first quarter

of 2026.

As previously disclosed,

this gain

is expected

to
largely offset the effects related to the prior

Swisscard transactions recorded in the

fourth quarter of 2024 and the
first quarter of 2025.

Organizational changes
Mike

Dargan stepped

down as

Group

Chief Operations

and

Technology Officer

at

the end

of December

2025.
Effective

1 January

2026,

the

Group

Technology

function

reports

to

Beatriz

Martin

in

her

role

as

Group

Chief
Operating Officer.

UBS Group fourth quarter 2025 report |
UBS Group performance, business divisions

and Group Items

7
UBS Group performance,

business divisions and Group Items
Management report
Our businesses
We report

five business

divisions, each

of which

qualifies as

an operating

segment pursuant

to IFRS

Accounting
Standards: Global Wealth Management,

Personal & Corporate Banking,

Asset Management, the Investment

Bank,
and Non-core and Legacy. Non-core and Legacy consists of positions and businesses not aligned with our strategy and policies.
Our Group

functions are

support and

control functions

that provide

services to

the Group.

Virtually all

costs incurred
by our Group functions are

allocated to the business divisions,

leaving a residual amount that

we refer to as Group
Items in our segment reporting.

UBS Group fourth quarter 2025 report |
UBS Group performance, business divisions

and Group Items | Group performance

8
Group performance

Income statement
For the quarter ended % change from For the year ended
USD m 31.12.25 30.9.25 31.12.24 3Q25 4Q24 31.12.25 31.12.24
Net interest income

2,172

1,981

1,838

10

18

7,747

7,108
Other net income from financial instruments measured

at fair value through profit or loss

3,163

3,502

3,144

(10)

1

14,011

14,690
Net fee and commission income

7,223

7,204

6,598

0

9

27,912

26,138
Other income

(412)

73

56

(96)

675
Total revenues

12,145

12,760

11,635

(5)

4

49,573

48,611
Credit loss expense / (release)

159

102

229

56

(31)

524

551
Personnel expenses

6,681

7,172

6,361

(7)

5

27,861

27,318
General and administrative expenses

2,740

1,755

3,004

56

(9)

8,807

10,124
Depreciation, amortization and impairment of non-financial

assets

865

904

994

(4)

(13)

3,529

3,798
Operating expenses

10,286

9,831

10,359

5

(1)

40,197

41,239
Operating profit / (loss) before tax

1,700

2,828

1,047

(40)

62

8,853

6,821
Tax expense / (benefit)

495

341

268

45

85

1,056

1,675
Net profit / (loss)

1,205

2,487

779

(52)

55

7,797

5,146
Net profit / (loss) attributable to non-controlling interests

6

6

9

7

(27)

30

60
Net profit / (loss) attributable to shareholders

1,199

2,481

770

(52)

56

7,767

5,085
Comprehensive income
Total comprehensive income

1,270

2,073

(1,878)

(39)

12,045

3,401
Total comprehensive income attributable to non-controlling interests

(6)

5

(27)

(79)

48

13
Total comprehensive income attributable to shareholders

1,275

2,067

(1,851)

(38)

11,998

3,388

UBS Group fourth quarter 2025 report |
UBS Group performance, business divisions

and Group Items | Group performance

9
Selected financial information of the business divisions and Group Items
For the quarter ended 31.12.25
USD m
Global Wealth
Management
Personal &
Corporate
Banking
Asset

Management
Investment
Bank
Non-core and
Legacy Group Items Total
Total revenues as reported

6,695

2,286

800

2,946

(8)

(575)

12,145
of which: PPA effects and other integration items
1

135

226

61

2

(404)

2

20
of which: loss related to an investment in an associate

(20)

(54)

(74)
Total revenues (underlying)

6,580

2,114

800

2,885

(10)

(171)

12,199
Credit loss expense / (release)

32

101

1

34

(12)

3

159
Operating expenses as reported

5,373

1,621

588

2,272

459

(27)

10,286
of which: integration-related expenses and PPA effects
3

384

285

57

124

233

34

1,117
Operating expenses (underlying)

4,989

1,336

531

2,148

226

(62)

9,169
Operating profit / (loss) before tax as reported

1,290

565

212

640

(455)

(552)

1,700
Operating profit / (loss) before tax (underlying)

1,558

678

268

703

(224)

(113)

2,871
For the quarter ended 30.9.25
USD m
Global Wealth
Management
Personal &
Corporate
Banking
Asset

Management
Investment
Bank
Non-core and
Legacy Group Items Total
Total revenues as reported

6,543

2,321

843

3,244

(40)

(149)

12,760
of which: PPA effects and other integration items 1

171

276

219

4

1

34

701
of which: loss related to an investment in an associate

(38)

(102)

(140)
Total revenues (underlying)

6,410

2,147

843

3,025

(42)

(183)

12,199
Credit loss expense / (release)

7

72

0

17

6

0

102
Operating expenses as reported

5,182

1,619

624

2,327

56

23

9,831
of which: integration-related expenses and PPA effects
3

553

376

64

106

205

20

1,323
Operating expenses (underlying)

4,629

1,242

560

2,221

(149)

4

8,507
Operating profit / (loss) before tax as reported

1,354

631

218

900

(102)

(173)

2,828
Operating profit / (loss) before tax (underlying)

1,774

833

282

787

102

(187)

3,590
For the quarter ended 31.12.24
USD m
Global Wealth
Management
Personal &
Corporate
Banking
Asset

Management
Investment
Bank
Non-core and
Legacy Group Items Total
Total revenues as reported

6,121

2,245

766

2,749

(58)

(188)

11,635
of which: PPA effects and other integration items
1

200

258

202

(4)

656
of which: loss related to an investment in an associate

(21)

(59)

(80)
Total revenues (underlying)

5,942

2,047

766

2,547

(58)

(184)

11,059
Credit loss expense / (release)

(14)

175

0

63

6

0

229
Operating expenses as reported

5,268

1,476

639

2,207

858

(88)

10,359
of which: integration-related expenses and PPA effects
3

460

209

96

174

317

(1)

1,255
of which: items related to the Swisscard transactions
5

41

41
Operating expenses (underlying)

4,808

1,226

543

2,032

541

(88)

9,062
Operating profit / (loss) before tax as reported

867

595

128

479

(923)

(100)

1,047
Operating profit / (loss) before tax (underlying)

1,147

646

224

452

(606)

(96)

1,768
1 Includes accretion

of PPA

adjustments on financial

instruments and other

PPA effects,

as well as

temporary and incremental

items directly related

to the integration.

2 Includes a USD
457m net loss

from the
repurchase of legacy Credit Suisse debt instruments, as the repurchase price exceeded the amortized-cost carrying value (the net loss reflects a loss of USD 885m before PPA adjustments,

partly offset by a USD 427m
gain from the release of PPA adjustments).

3 Includes temporary, incremental operating expenses directly related to the integration, as well as amortization of intangibles resulting from the acquisition of the Credit
Suisse Group.

4 Includes a USD 128m gain from

the sale of a stake

in a subsidiary, Credit

Suisse Securities (China) Limited.

5 Represents the termination fee paid

to American Express related to

the sale of our
50% holding in Swisscard.

UBS Group fourth quarter 2025 report |
UBS Group performance, business divisions

and Group Items | Group performance

10
Selected financial information of the business divisions and Group Items (continued)
For the year ended 31.12.25
USD m
Global Wealth
Management
Personal &
Corporate
Banking
Asset

Management
Investment
Bank
Non-core and
Legacy Group Items Total
Total revenues as reported

25,960

9,154

3,156

12,340

154

(1,190)

49,573
of which: PPA effects and other integration items
1

624

1,016

570
2

4

(323)

3

1,892
of which: loss related to an investment in an associate

(62)

(168)

(230)
of which: items related to the Swisscard transactions
4

64

64
Total revenues (underlying)

25,398

8,242

3,156

11,769

150

(867)

47,848
Credit loss expense / (release)

48

339

1

133

(1)

2

524
Operating expenses as reported

20,705

6,318

2,436

9,387

1,353

(2)

40,197
of which: integration-related expenses and PPA effects
5

1,675

1,093

256

463

882

53

4,422
of which: items related to the Swisscard transactions
6

180

180
Operating expenses (underlying)

19,030

5,045

2,179

8,924

472

(56)

35,595
Operating profit / (loss) before tax as reported

5,207

2,497

719

2,819

(1,199)

(1,190)

8,853
Operating profit / (loss) before tax (underlying)

6,320

2,857

975

2,712

(321)

(813)

11,729
For the year ended 31.12.24
USD m
Global Wealth
Management
Personal &
Corporate
Banking
Asset

Management
Investment
Bank
Non-core and
Legacy Group Items Total
Total revenues as reported

24,516

9,334

3,182

10,948

1,605

(975)

48,611
of which: PPA effects and other integration items
1

891

1,038

989

(41)

2,877
of which: loss related to an investment in an associate

(21)

(59)

(80)
Total revenues (underlying)

23,646

8,355

3,182

9,958

1,605

(933)

45,814
Credit loss expense / (release)

(16)

404

(1)

97

69

(2)

551
Operating expenses as reported

20,608

5,741

2,663

8,934

3,512

(220)

41,239
of which: integration-related expenses and PPA effects
5

1,807

749

351

717

1,154

(12)

4,766
of which: items related to the Swisscard transactions
7

41

41
Operating expenses (underlying)

18,802

4,951

2,312

8,217

2,359

(208)

36,432
Operating profit / (loss) before tax as reported

3,924

3,189

520

1,917

(1,976)

(752)

6,821
Operating profit / (loss) before tax (underlying)

4,860

3,000

871

1,644

(822)

(723)

8,831
1 Includes accretion of PPA adjustments

on financial instruments and other PPA

effects, as well as temporary and incremental

items directly related to the integration.

2 Includes a USD
128m gain from the sale of
a stake in a subsidiary,

Credit Suisse Securities (China) Limited.

3 Includes a USD 457m net loss

from the repurchase of legacy Credit

Suisse debt instruments, as

the repurchase price exceeded the amortized

-cost
carrying value (the net loss reflects a loss of USD 885m before PPA adjustments,

partly offset by a USD 427m gain from the release of PPA

adjustments).

4 Represents the gain related to UBS’s share of the income
recorded by Swisscard for the sale of the Credit Suisse card portfolios to UBS.

5 Includes temporary, incremental operating expenses directly related to the integration, as well as amortization of intangibles resulting from the acquisition of

the Credit Suisse Group.

6 Represents the expense related

to the payment to

Swisscard for the sale

of the Credit Suisse

card portfolios to UBS.

7 Represents the termination

fee paid to
American Express related to the sale of our 50% holding in Swisscard.
Net integration-related expenses, by business division and Group Items
For the quarter ended For the year ended
USD m 31.12.25 30.9.25 31.12.24 31.12.25 31.12.24
Global Wealth Management

381

550

458

1,665

1,845
Personal & Corporate Banking

259

350

183

988

654
Asset Management

57

64

96

256

351
Investment Bank

125

(22)
1

174

336
1

717
Non-core and Legacy

231

204

317

877

1,154
Group Items

888
2

0

6

890
2

36
Net integration-related expenses

1,941

1,146

1,233

5,013

4,757
of which: total revenues
3

853
2

(149)
1

6

705
1, 2

104
of which: operating expenses

1,089

1,295

1,227

4,308

4,653
of which: personnel expenses

563

726

599

2,467

2,541
of which: general and administrative expenses

433

472

484

1,498

1,681
of which: depreciation, amortization and impairment of non-financial assets

92

97

144

343

430
1 Includes a USD 128m gain from the sale of a stake in a subsidiary, Credit Suisse

Securities (China) Limited.

2 Includes an USD 885m loss from the repurchase of legacy Credit Suisse debt instruments, excluding

a
partly offsetting gain of USD 427m from the release of PPA adjustments (a net loss of USD 457m was recognized on retirement of these instruments in the fourth quarter of 2025).

3 Negative values represent net
income.
Underlying results
In addition to

reporting our

results in accordance

with IFRS Accounting

Standards, we

report underlying results

that
exclude items of profit or loss that management

believes are not representative of

the underlying performance.
In

the

fourth

quarter

of

2025,

underlying

revenues

excluded

purchase

price

allocation

(PPA)

effects

and

other
integration items,

including a

net loss

from the

repurchase

of legacy

Credit Suisse

debt instruments.

PPA effects
mainly consisted

of PPA

adjustments on

financial instruments measured

at amortized

cost, including

off-balance
sheet positions, arising from the acquisition of the Credit Suisse Group. Accretion of PPA adjustments on financial instruments is accelerated

when the related

financial instrument

is derecognized

before its contractual

maturity. No
adjustment is made for

accretion of PPA on

financial instruments within

Non-core and Legacy, due

to the nature of
its business model.

Underlying revenues also excluded a loss relating

to an investment in an associate.

UBS Group fourth quarter 2025 report |
UBS Group performance, business divisions

and Group Items | Group performance

11
In

the

fourth

quarter

of

2025,

underlying

expenses

excluded

integration-related

expenses

that

are

temporary,
incremental and directly

related to the

integration of Credit

Suisse into

UBS, including costs

of internal

staff and
contractors

substantially

dedicated

to

integration

activities,

retention

awards,

redundancy

costs,

incremental
expenses from

the shortening

of useful lives

of property,

equipment and software,

and impairment charges

relating
to

these

assets.

Classification

as

integration-related

expenses

does

not

affect

the

timing

of

recognition

and
measurement of those expenses or the presentation

thereof in the income statement.

Results: 4Q25 vs 4Q24
Reported operating

profit before

tax increased

by USD 653m,

or 62%,

to USD 1,700m, reflecting

an increase

in
total

revenues

and

a

decrease

in

operating

expenses,

as

well

as

lower

net

credit

loss

expenses.

Total

revenues
increased by USD 510m, or 4%, to USD 12,145m, which included an increase from foreign currency effects and a
decrease

of USD

636m in

accretion impacts

resulting from

PPA

adjustments on

financial

instruments and

other
integration items. The increase

in total revenues

was primarily driven

by an increase

of USD 625m in

net fee and
commission income

and an

increase of

USD 352m in

combined net

interest income

and other

net income

from
financial instruments measured at fair value

through profit or loss, partly

offset by a USD 468m

decrease in other
income, largely

reflecting a

net loss

of USD 457m

from the

repurchase

of legacy Credit

Suisse debt

instruments.
Operating expenses

decreased by

USD 73m, or

1%, to

USD 10,286m, which

included a

USD 138m decrease

in
integration-related

expenses

and

an

increase

from

foreign

currency

effects.

The

overall

reduction

in

operating
expenses reflected decreases of USD 264m

in general and administrative expenses and USD 129m

in expenses for
depreciation,

amortization

and

impairment

of

non-financial

assets,

partly

offset

by

a

USD 320m

increase

in
personnel expenses.

Net credit loss expenses were USD 159m, compared with USD 229m in the fourth quarter of
2024.
›
Refer to “Other developments” in the “Recent developments” section of this report for more information about the repurchase of legacy Credit Suisse debt
Underlying results 4Q25 vs 4Q24
Underlying revenues for the fourth quarter of 2025 excluded

PPA effects and other integration items of

USD 20m,
including a net loss of USD 457m from the

repurchase

of legacy Credit Suisse debt instruments,

and also excluded
a USD 74m loss relating to

an investment in an associate.

Underlying operating expenses excluded

USD 1,117m

of
integration-related expenses and PPA effects.
On

an

underlying

basis,

profit

before

tax

increased

by

USD 1,103m

to

USD 2,871m,

reflecting

a

USD 1,140m
increase in

total revenues

and a

USD 70m decrease

in net

credit loss

expenses, partly

offset by

a USD 107m

increase
in operating expenses.

Total revenues: 4Q25 vs 4Q24
Net interest income and other net income

from financial instruments measured at

fair value through profit or loss
Total combined

net interest

income and

other net

income from

financial instruments

measured at

fair value

through
profit or

loss increased

by USD 352m

to USD 5,334m

and included

a decrease

of USD 85m

in accretion

impacts
resulting from PPA adjustments on financial

instruments and other PPA effects.

Global Wealth Management

revenues increased by

USD 83m to USD

2,300m, which

included a

USD 62m

decrease
in

accretion

of

PPA

adjustments

on

financial

instruments

and

other

PPA

effects.

Excluding

the

aforementioned
effects, net interest income

increased, largely driven

by the effects of

favorable changes in

deposit mix and positive
foreign currency effects,

partly offset by the impact of

lower central bank interest rates

on deposit revenues. There
was

also

an

increase of

USD 100m

in

transaction-based income

from foreign

exchange and

other

intermediary
activity.
Personal

&

Corporate

Banking

revenues

decreased

by

USD

32m

to

USD

1,540m,

which

included

a

USD

38m
decrease

in

accretion

of

PPA

adjustments

on

financial

instruments

and

other

PPA

effects.

Excluding

the
aforementioned effects, net interest income was

broadly stable, as a

decrease due to the

impact of lower central
bank interest

rates on

deposit revenues

was largely

offset by

positive foreign

currency effects

and impacts

from
deposit pricing measures and lower liquidity

and funding costs.

UBS Group fourth quarter 2025 report |
UBS Group performance, business divisions

and Group Items | Group performance

12
Investment Bank revenues

increased by USD 183m

to USD 1,738m, including

a USD 5m decrease

in accretion of
PPA adjustments on financial instruments and other PPA effects. The revenues included a gain of USD 102m from a strategic

equity investment in

Global Markets.

Excluding the aforementioned

effects, the growth

was primarily
due to higher revenues

in Derivatives & Solutions, mainly

driven by Foreign Exchange and

Equity Derivatives from
higher levels of client activity.

Non-core and Legacy revenues

were negative USD 60m, compared with negative USD 153m in the fourth quarter of 2024, mainly due to

lower liquidity and funding

costs, partly offset by

lower net interest income,

as a result of a
smaller portfolio, and further offset by higher markdowns.
Revenues in Group

Items were

negative USD 181m, compared

with negative USD 202m

in the

fourth quarter of
2024, and

included a USD 20m

increase in

accretion of PPA

adjustments on

financial instruments and

other PPA
effects.
›
Refer to the relevant business division and Group Items commentary in this section for more information about the specific revenues of each of the business divisions and Group Items
Net interest income and other net income from financial instruments measured at fair value through profit or loss
For the quarter ended % change from For the year ended
USD m 31.12.25 30.9.25 31.12.24 3Q25 4Q24 31.12.25 31.12.24
Net interest income from financial instruments measured

at amortized cost and fair value
through other comprehensive income

577

329

(55)

76

1,404

47
Net interest income from financial instruments measured

at fair value through profit or
loss and other

1,594

1,652

1,893

(4)

(16)

6,343

7,061
Other net income from financial instruments measured

at fair value through profit or loss

3,163

3,502

3,144

(10)

1

14,011

14,690
Total

5,334

5,483

4,982

(3)

7

21,758

21,798
Global Wealth Management

2,300

2,192

2,217

5

4

8,854

9,031
of which: net interest income

1,832

1,773

1,849

3

(1)

7,018

7,358
of which: transaction-based income from foreign exchange and other intermediary
activity
1

468

419

368

12

27

1,836

1,673
Personal & Corporate Banking

1,540

1,626

1,572

(5)

(2)

6,178

6,479
of which: net interest income

1,322

1,395

1,362

(5)

(3)

5,322

5,650
of which: transaction-based income from foreign exchange and other intermediary
activity
1

218

231

209

(5)

4

856

829
Asset Management

(3)

(9)

(5)

(70)

(49)

(16)

16
Investment Bank

1,738

1,870

1,555

(7)

12

7,536

6,164
Non-core and Legacy

(60)

(43)

(153)

40

(61)

(24)

1,163
Group Items

(181)

(153)

(202)

18

(11)

(771)

(1,054)
1 Mainly includes spread-related income in connection with client-driven transactions, foreign currency translation effects and income and expenses from precious metals, which are included in the income statement line Other net income from financial instruments measured

at fair value through profit or loss.

The amounts reported on this line are

one component of Transaction-based

income in the management discussion and
analysis in the “Global Wealth Management” and “Personal & Corporate Banking” sections of this report.
Net fee and commission income

Net fee and commission income increased

by USD 625m

to USD 7,223m

and included a decrease of USD

131m in
accretion of PPA adjustments on financial instruments and other PPA effects, which was reflected in other fee and commission income, predominantly in Global

Banking in the Investment Bank.
Fees for

portfolio management,

investment funds

and related

services increased

by USD 441m

to USD 5,106m.
These fees

are largely

recurring and

are mainly

driven by

portfolio management

and asset-based

fund fees

in Global
Wealth Management

and management

fees in

Asset Management.

The year-on-year

increase in

Global Wealth
Management

was

mainly

driven

by

higher

average

levels

of

fee-generating

assets,

primarily

from

mandates,
reflecting

positive

market

performance

and

net

new

fee-generating

asset

inflows

in

2025.

Increases

in

Asset
Management

were

mainly

driven

by

higher

average

levels

of

invested

assets,

primarily

from

positive

market
performance and foreign currency effects,

partly offset by ongoing margin compression.

Net

brokerage

fees

increased

by

USD 253m

to

USD 1,334m,

driven

by

increased

volumes

in

Cash

Equities

in
Execution Services

in the

Investment Bank,

led by the

Asia Pacific region,

and higher

levels of

client activity

in Global
Wealth Management across all regions.
Other income
Other income

was negative

USD 412m, compared

with positive

USD 56m

in the fourth

quarter of 2024.

The fourth
quarter of 2025 included a net loss of USD 457m from

the repurchase of legacy Credit Suisse debt instruments.

In
addition, a

loss of

USD 74m relating

to an

investment in

an associate

was recognized,

compared with

a loss

of
USD 80m in the fourth quarter of 2024.

The fourth quarter of 2025 also included

a net loss in Asset Management
of USD 29m

related to

the sale

of its

O’Connor business.

The losses

were partly

offset by

a release

of USD 42m
related to other financial liabilities in Global Wealth

Management.

UBS Group fourth quarter 2025 report |
UBS Group performance, business divisions

and Group Items | Group performance

13
Credit loss expense / release: 4Q25 vs 4Q24
Total net

credit loss

expenses in the

fourth quarter of

2025 were

USD 159m, reflecting net

releases of USD 15m
related

to

performing

positions

and

net

expenses

of

USD 174m

on

credit-impaired

positions.

Net

credit

loss
expenses were USD 229m

in the fourth quarter of 2024.
Credit loss expense / (release)
Performing positions Credit-impaired positions
USD m Stages 1 and 2 Stage 3
Purchased

Total
For the quarter ended 31.12.25
Global Wealth Management

1

31

0

32
Personal & Corporate Banking

(16)

116

0

101
Asset Management

0

1

0

1
Investment Bank

(2)

36

0

34
Non-core and Legacy

(2)

0

(10)

(12)
Group Items

3

0

0

3
Total

(15)

184

(10)

159
For the quarter ended 30.9.25
Global Wealth Management

(4)

10

1

7
Personal & Corporate Banking

2

69

0

72
Asset Management

0

0

0

0
Investment Bank

6

11

0

17
Non-core and Legacy

0

2

4

6
Group Items

0

0

0

0
Total

5

93

4

102
For the quarter ended 31.12.24
Global Wealth Management

(26)

12

0

(14)
Personal & Corporate Banking

(24)

199

0

175
Asset Management

0

0

0

0
Investment Bank

32

31

0

63
Non-core and Legacy

(2)

5

3

6
Group Items

(1)

0

0

0
Total

(21)

247

3

229

Operating expenses: 4Q25 vs 4Q24
Operating expenses
For the quarter ended % change from For the year ended
USD m 31.12.25 30.9.25 31.12.24 3Q25 4Q24 31.12.25 31.12.24
Personnel expenses

6,681

7,172

6,361

(7)

5

27,861

27,318
of which: salaries and variable compensation

5,564

5,906

5,321

(6)

5

23,338

23,047
of which: variable compensation – financial advisors
1

1,492

1,419

1,400

5

7

5,654

5,293
General and administrative expenses

2,740

1,755

3,004

56

(9)

8,807

10,124
of which: net expenses / (releases) for litigation, regulatory and similar matters

17

(668)

99

(83)

(949)

(128)
Depreciation, amortization and impairment of non-financial

assets

865

904

994

(4)

(13)

3,529

3,798
Total operating expenses

10,286

9,831

10,359

5

(1)

40,197

41,239
1 Financial advisor compensation consists of cash

compensation, determined using a formulaic

approach based on production, and

deferred awards. It also

includes expenses related to compensation commitments
with financial advisors entered into at the time of recruitment that are subject to vesting requirements.
Personnel expenses
Personnel

expenses

increased

by

USD 320m

to

USD 6,681m,

mainly

driven

by

an

increase

in

accruals

for
performance awards, reflecting

business performance,

and an increase in financial

advisor compensation,

resulting
from higher compensable revenues.

Salary expenses were broadly

unchanged, as increases

due to foreign currency
effects were almost entirely offset by the impact

of a smaller workforce.

UBS Group fourth quarter 2025 report |
UBS Group performance, business divisions

and Group Items | Group performance

14
General and administrative expenses
General

and

administrative

expenses

decreased

by

USD 264m

to

USD 2,740m,

mainly

driven

by

a

USD 134m
decrease in consulting,

legal and audit fees

and an USD 82m

decrease in net

expenses for litigation,

regulatory and
similar

matters.

In

addition,

the

fourth

quarter

of

2024

reflected

a

USD 41m

expense

related

to

the

Swisscard
transactions.

There

were

also

decreases

of

USD 36m

in

marketing

and

communication

costs,

USD 34m

in
outsourcing costs, and USD 33m

in real estate and logistics costs.

The decreases were partly offset by

a USD 139m
increase in technology costs, largely driven by

the recognition of provisions for onerous contracts

related to IT, and
a USD 25m increase in donation expenses,

due to higher contributions to the UBS

Optimus Foundation.

›
Refer to “Other developments” in the “Recent developments” section and “Provisions and contingent liabilities” in the “Consolidated financial information” section of this report for more information about litigation, regulatory and similar matters
›
Refer to the “Regulatory and legal developments” and “Risk factors” sections of the UBS Group Annual Report
2024, available under “Annual reporting” at ubs.com/investors , for more information about litigation, regulatory and similar matters

Depreciation, amortization and impairment of

non-financial assets
Depreciation, amortization

and impairment

of non-financial

assets decreased

by USD 129m

to USD 865m,

primarily
reflecting

a

USD 71m

decrease

in

depreciation

of

leased

real

estate

as

a

result

of

higher

levels

of

accelerated
depreciation

in

the

fourth

quarter

of

2024,

driven

by

integration

activities.

In

addition,

there

was

a

USD 47m
decrease in the depreciation

of IT and communication

equipment, mainly driven

by internally generated

capitalized
software,

reflecting a lower cost base of software assets.

Tax: 4Q25 vs 4Q24
The Group had a

net income tax

expense of USD 495m

in the fourth quarter

of 2025, representing

an effective tax
rate of 29.1%, compared with USD 268m in the

fourth quarter of 2024 and an effective

tax rate of 25.6%.
The net current tax expense was USD 276m, which

primarily related to the taxable profits of UBS

Switzerland AG
and other entities.
There was

a net

deferred tax

expense of

USD 219m. This

reflects a

net deferred

tax expense

of USD 287m

that
primarily related

to the

amortization of

deferred tax

assets (DTAs)

previously recognized

in relation

to tax

losses
carried

forward

and

deductible

temporary

differences,

partly

offset

by

a

net

benefit

of

USD 68m

related

to
revaluations of DTAs for certain entities in

connection with our business planning

process.
For the

full year

2026, we

expect a

tax rate

of around

23%, excluding

any potential

effects from

the remeasurement
of DTAs in

connection with

the business planning

process for 2026

and any material

jurisdictional statutory

tax rate
changes that could be enacted.
Total comprehensive income attributable

to shareholders
In the

fourth quarter

of 2025,

total comprehensive

income attributable

to shareholders

was USD 1,275m,

reflecting
a net profit of USD 1,199m and other comprehensive

income (OCI), net of tax, of USD 76m.
Foreign currency translation OCI

was USD 144m, mainly due

to the US

dollar weakening against the

Swiss franc,
and including a

positive effect from

UBS’s share of

a foreign currency

translation loss that

was reclassified from

OCI
to the income statement by an associate of

UBS.
OCI related to own credit on financial liabilities designated at fair value was negative USD 87m, primarily due to a tightening of our own credit spreads.
›
Refer to “Statement of comprehensive income” in the “Consolidated financial information” section of this report for more information
›
Refer to “Reconciliation of equity under IFRS Accounting Standards to Swiss SRB common equity tier 1 capital” in the “Capital management” section of this report for more information about the effects of OCI on common equity tier 1 capital
›
Refer to “Note 21 Fair value measurement” in the “Consolidated financial statements” section of the UBS Group
Annual Report 2024, available under “Annual reporting” at ubs.com/investors , for more information about own credit on financial liabilities designated at fair value

UBS Group fourth quarter 2025 report |
UBS Group performance, business divisions

and Group Items | Group performance

15
Sensitivity to interest rate movements
As of

31 December 2025, it

is estimated

that a

parallel shift

in yield

curves by

+100 basis

points could lead

to a
combined increase in

annual net interest

income from our

banking book of

approximately USD 1.4bn in

the first
year after

such a

shift. Of

this increase,

approximately USD 1.1bn, USD 0.2bn

and USD 0.1bn

would result

from
changes in Swiss franc, US dollar and euro

interest rates, respectively.

A parallel shift in yield

curves by –100 basis points

could lead to a combined

increase in annual net

interest income
of approximately USD 0.9bn. Of this increase, approximately USD 1.2bn would result from changes in Swiss franc interest rates,

driven by both

contractual and

assumed flooring

benefits under

negative interest

rates. US dollar

and
euro interest rates would lead to an offsetting

decrease of USD 0.2bn and USD 0.1bn, respectively.
These estimates do not represent net interest income forecasts, as they are based on a hypothetical scenario of an
immediate

change

in

interest

rates,

equal

across

all

currencies

and

relative

to

implied

forward

rates

as

of
31 December 2025
applied to our banking book. These estimates further

assume no change to balance sheet size
and product mix, stable foreign exchange rates,

and no specific management action.
›
Refer to the “Risk management and control” section of this report for information about interest rate risk in the banking book
Key figures and personnel
Below is

an overview

of selected

key figures

of the

Group. For

further information

about key

figures related

to
capital management, refer to the “Capital management”

section of this report.

Cost / income ratio: 4Q25 vs 4Q24
The cost / income

ratio was

84.7%, compared

with 89.0%,

as a

result of

higher total

revenues and

lower operating
expenses.

On an underlying basis the cost / income ratio was 75.2%, compared with 81.9%, as a result of higher total revenues,

partly offset by higher operating expenses.
Personnel: 4Q25 vs 3Q25
The

number

of

internal

and

external

personnel

employed

was

approximately

119,589

(based

on

full-time
equivalents for

internal

personnel and

workforce count

for

external personnel)

as

of

31 December 2025,

a

net
decrease

of

2,793

compared

with

30 September

2025.

The

number

of

internal

personnel

employed

as

of
31 December 2025

was 103,177

(full-time equivalents),

a

net

decrease

of

1,250

compared with

30 September
2025. The number of

external staff was approximately 16,412

(workforce count) as of

31 December 2025, a net
decrease of approximately 1,542 compared with

30 September 2025.

Equity, CET1 capital and returns
As of or for the quarter ended As of or for the year ended
USD m, except where indicated 31.12.25 30.9.25 31.12.24 31.12.25 31.12.24
Net profit
Net profit / (loss) attributable to shareholders

1,199

2,481

770

7,767

5,085
Equity

Equity attributable to shareholders

90,213

89,899

85,079

90,213

85,079
less: goodwill and intangible assets

6,948

6,982

6,887

6,948

6,887
Tangible equity attributable to shareholders

83,265

82,916

78,192

83,265

78,192
less: other CET1 adjustments

12,003

8,262

6,825

12,003

6,825
CET1 capital

71,262

74,655

71,367

71,262

71,367
Returns
Return on equity (%)

5.3

11.1

3.6

8.8

6.0
Return on tangible equity (%)

5.8

12.0

3.9

9.5

6.5
Underlying return on tangible equity (%)

10.5

14.6

6.6

12.1

8.5
Return on CET1 capital (%)

6.6

13.5

4.2

10.8

6.7
Underlying return on CET1 capital (%)

11.9

16.3

7.2

13.7

8.7

UBS Group fourth quarter 2025 report |
UBS Group performance, business divisions

and Group Items | Group performance

16
Common equity tier 1 capital: 4Q25 vs 3Q25
During

the

fourth

quarter

of

2025,

our

common

equity

tier 1

(CET1)

capital

decreased

by

USD 3.4bn

to
USD 71.3bn,

mainly

reflecting

operating

profit

before

tax

of

USD 1.7bn,

which

was

more

than

offset

by

the
recognition of a

new USD 3.0bn capital

reserve for expected

future share repurchases

in 2026, dividend

accruals of
USD 1.1bn,

a

negative

USD 0.3bn

impact

from

compensation-

and

own-share-related

capital

components,

a
USD 0.3bn decrease

in eligible

deferred tax

assets on

temporary differences,

and current

tax expenses

of USD 0.3bn.

Share repurchases

of USD 0.9bn made

under our 2025

share repurchase

program in the

fourth quarter

of 2025 did
not affect our

CET1 capital

position, as there

was an

equal reduction

in the capital

reserve for

expected future

share
repurchases in 2025. The remaining

capital reserve for expected

future share repurchases in

2025 was fully utilized
in the fourth quarter of 2025 with the completion

of our 2025 share repurchase program

on 20 November 2025.
Return on common equity tier 1 capital: 4Q25

vs 4Q24
The annualized

return on

CET1 capital

was 6.6%,

compared with

4.2%. On

an underlying

basis, the

return on
CET1 capital

was 11.9%,

compared with

7.2%. These

increases were

driven by

an increase

in net

profit attributable
to shareholders and a decrease in average

CET1 capital.
Risk-weighted assets: 4Q25 vs 3Q25
During the fourth quarter of 2025, risk-weighted assets (RWA) decreased by

USD 11.5bn to USD 493.4bn, driven
by a

USD 10.8bn decrease

resulting from

asset size

and other

movements and

a USD 1.3bn

decrease driven

by
model updates and methodology changes,

partly offset by a USD 0.6bn increase

from currency effects.

Common equity tier 1 capital ratio: 4Q25 vs 3Q25
Our

CET1 capital

ratio

decreased to

14.4% from

14.8%, reflecting

the aforementioned

USD 3.4bn decrease

in
CET1 capital,

partly offset by the aforementioned USD

11.5bn decrease in RWA.
Leverage ratio denominator: 4Q25 vs 3Q25
During

the

fourth

quarter

of

2025,

the

leverage

ratio

denominator

(the

LRD)

decreased

by

USD 18.0bn

to
USD 1,622.4bn,

driven

by

an

USD 18.9bn

decrease

from

asset

size

and

other

movements,

partly

offset

by

a
USD 0.8bn increase from currency effects.
Common equity tier 1 leverage ratio: 4Q25

vs 3Q25
Our CET1

leverage ratio

decreased to

4.4% from

4.6%,

reflecting the

aforementioned USD

3.4bn decrease

in CET1
capital,

partly offset by the aforementioned USD

18.0bn decrease in the LRD.
Outlook
Entering the

first quarter

of 2026,

the macro

backdrop is

still one

of steady

global growth

and easing

inflation.
Market

conditions

remain

largely

constructive,

with

broader

equity

dispersion

and

rotation

supporting

client
engagement

and

healthy

transactional

and

capital

markets

activity,

and

pipeline.

Demand

remains

focused

on
diversification across

geographies and

asset classes,

as well

as principal

protection. However, continued

elevated
geopolitical and economic policy uncertainties mean sentiment and positioning can shift quickly, leading to spikes in volatility influencing institutional and

corporate client activity levels.
In the

first quarter, we

expect a

low single-digit percentage

decline in

Global Wealth Management’s

net interest
income (NII), while in Personal & Corporate Banking

NII is expected to remain broadly stable in

US dollar terms.
We remain

on

track to

complete the

integration by

the end

of

the year,

and we

are

confident in

our

ability to
achieve our

financial targets.

As all

of 2026

is required

to deliver

on the

remaining integration

milestones, we

expect
net saves to build progressively,

with a greater proportion weighted to the

second half of the year.

We remain firmly focused on

disciplined execution, bringing the full

power of UBS to

our clients and investing

to
sustain growth momentum, supporting continued

value creation in the years ahead.

UBS Group fourth quarter 2025 report |
UBS Group performance, business divisions

and Group Items | Global Wealth Management

17
Global Wealth Management
Global Wealth Management
As of or for the quarter ended % change from
As of or for the year
ended
USD m, except where indicated 31.12.25 30.9.25 31.12.24 3Q25 4Q24 31.12.25 31.12.24
Results
Net interest income

1,832

1,773

1,849

3

(1)

7,018

7,358
Recurring net fee income
1

3,566

3,475

3,262

3

9

13,671

12,625
Transaction-based income
1,2

1,248

1,296

1,041

(4)

20

5,208

4,503
Other revenues
1,2

49

(1)

(32)

62

31
Total revenues

6,695

6,543

6,121

2

9

25,960

24,516
Credit loss expense / (release)

32

7

(14)

349

48

(16)
Operating expenses

5,373

5,182

5,268

4

2

20,705

20,608
Business division operating profit / (loss) before tax

1,290

1,354

867

(5)

49

5,207

3,924
Underlying results
Total revenues as reported

6,695

6,543

6,121

2

9

25,960

24,516
of which: PPA effects and other integration items
3

135

171

200

(21)

(32)

624

891
of which: PPA effects recognized in net interest income

130

142

192

(8)

(32)

579

910
of which: PPA effects and other integration items recognized in transaction-based income

5

29

8

(83)

(38)

45

(19)
of which: loss related to an investment in an associate

(20)

(38)

(21)

(47)

(4)

(62)

(21)
Total revenues (underlying)
1

6,580

6,410

5,942

3

11

25,398

23,646
Credit loss expense / (release)

32

7

(14)

349

48

(16)
Operating expenses as reported

5,373

5,182

5,268

4

2

20,705

20,608
of which: integration-related expenses and PPA effects
1,4

384

553

460

(31)

(17)

1,675

1,807
Operating expenses (underlying)
1

4,989

4,629

4,808

8

4

19,030

18,802
of which: net expenses / (releases) for litigation, regulatory and similar matters

(3)

(198)

100

(99)

(173)

147
Business division operating profit / (loss) before tax as reported

1,290

1,354

867

(5)

49

5,207

3,924
Business division operating profit / (loss) before tax (underlying)
1

1,558

1,774

1,147

(12)

36

6,320

4,860
Performance measures and other information
Pre-tax profit growth (year-on-year, %)
1

48.8

24.8

209.8

32.7

13.9
Cost / income ratio (%)
1

80.3

79.2

86.1

79.8

84.1
Average attributed equity (USD bn)
5

34.5

34.5

33.6

0

3

34.2

33.3
Return on attributed equity (%)
1,5

14.9

15.7

10.3

15.2

11.8
Financial advisor compensation
6

1,492

1,419

1,400

5

7

5,654

5,292
Net new fee-generating assets (USD bn)
1

8.7

8.8

13.3

52.2

61.7
Fee-generating assets (USD bn)
1

2,108

2,066

1,816

2

16

2,108

1,816
Net new assets (USD bn)
1

8.5

37.5

17.7

100.8

96.7
Net new assets growth rate (%)
1

0.7

3.3

1.7

2.4

2.5
Invested assets (USD bn)
1

4,753

4,714

4,182

1

14

4,753

4,182
Net new loans (USD bn)
1

4.5

3.5

(0.8)

13.6

(11.8)
Loans, gross (USD bn)
7

327.2

322.0

300.5

2

9

327.2

300.5
Net new deposits (USD bn)
1

0.6

(9.5)

2.7

(9.2)

0.9
Customer deposits (USD bn)
7

479.1

478.2

470.1

0

2

479.1

470.1
Credit-impaired loan portfolio as a percentage of total loan portfolio, gross (%)
1,8

0.5

0.5

0.4

0.5

0.4
Advisors (full-time equivalents)

9,420

9,499

9,803

(1)

(4)

9,420

9,803
Underlying performance measures
Pre-tax profit growth (year-on-year, %)
1

35.8

38.5

84.0

30.0

30.3
Cost / income ratio (%)
1

75.8

72.2

80.9

74.9

79.5
Return on attributed equity (%)
1,6

18.1

20.6

13.6

18.5

14.6
1 Refer to “Alternative

performance measures” in the appendix

to this report for the definition

and calculation method.

2 From the fourth

quarter of 2025 onward, income

related to certain financial instruments
not directly linked to client activity and measured at fair value that was previously presented as transaction-based income is now presented as other revenues. This change was applied prospectively. The line has been renamed from “Other

income” to “Other

revenues”.

3
Includes accretion of

PPA adjustments

on financial instruments

and other PPA

effects, as

well as temporary

and incremental items

directly related to

the
integration.

4 Includes temporary, incremental operating

expenses directly related to the integration, as well as amortization of intangibles resulting from the acquisition of the Credit Suisse Group.

5 Refer to the
“Equity attribution” section of this

report for more information

about the equity attribution

framework.

6 Relates to licensed professionals

with the ability to

provide investment advice to

clients in the Americas.
Consists of cash compensation, determined using a

formulaic approach based on production, and deferred

awards. Also includes expenses related

to compensation commitments with financial advisors entered

into
at the time of recruitment that are subject to vesting requirements. Recruitment loans to financial advisors were USD 1,493m as of 31 December 2025.

7
Loans and Customer deposits in this table include customer
brokerage receivables and

payables, respectively,

which are presented in

separate reporting lines on

the balance sheet.

8 Refer to the “Risk

management and control” section

of this report for

more information
about credit-impaired exposures. Excludes loans to financial advisors.

UBS Group fourth quarter 2025 report |
UBS Group performance, business divisions

and Group Items | Global Wealth Management

18
Results: 4Q25 vs 4Q24
Profit

before tax

increased by

USD 423m,

or 49%,

to USD

1,290m, mainly

due to

higher

total

revenues, partly
offset

by

higher

operating

expenses.

Underlying

profit

before

tax

was

USD 1,558m,

an

increase

of

36%,

after
excluding from operating expenses USD 384m of integration-related expenses and purchase price allocation (PPA)
effects and

excluding from total

revenues USD 135m of

PPA effects

and other integration

items and

a USD 20m
loss related to an investment in an associate.
Total revenues

Total

revenues

increased

by

USD 574m,

or

9%,

to

USD 6,695m,

driven

by

higher

recurring

net

fee

income,
transaction-based income and other

revenues, partly offset by lower

net interest income, and included

a USD 65m
decrease in

PPA effects

and other

integration items.

Excluding USD 135m

of PPA

effects and

other integration

items
and

a

USD 20m

loss

related to

an

investment in

an

associate,

underlying

total

revenues

were

USD 6,580m, an
increase of 11%.
Net interest income

decreased by USD 17m,

or 1%, to

USD 1,832m and included

a USD 62m decrease

in accretion
of PPA adjustments on

financial instruments and

other PPA effects. Excluding

PPA effects of USD 130m,

underlying
net interest

income was

USD 1,702m, an

increase of

3%. This

increase was

largely driven

by the

effects of

favorable
changes

in

deposit

mix

and

positive

foreign

currency effects,

partly

offset

by

the

impact

of

lower

central

bank
interest rates on deposit revenues.

Recurring net fee income increased by USD 304m, or 9%, to USD 3,566m,

mainly driven by higher

average levels
of

fee-generating

assets,

primarily

from

mandates,

reflecting

positive

market

performance

and

net

new

fee-
generating asset inflows in 2025.
Transaction-based income

increased by

USD 207m, or

20%, to

USD 1,248m. Excluding

PPA

effects of

USD 5m,
underlying transaction-based

income was

USD 1,243m, an

increase of 20%,

mainly driven by

higher levels of

client
activity across all regions and also driven by contributions from Structured Solutions, Cash Equities and Investment
Funds revenues.

Other revenues

were positive

USD 49m, compared

with negative

USD 32m, and

included a

release of

USD 42m
related to

other financial

liabilities,

a

USD 34m fair

value

gain driven

from a

strategic partnership

and

a

loss of
USD 20m related to an investment in

an associate. Other revenues in the

fourth quarter of 2024 included a

loss of
USD 21m related to an

investment in an associate. Excluding

the aforementioned loss, underlying other revenues
were USD 69m in the fourth quarter of 2025.

Credit loss expense / release
Net credit

loss expenses

were USD 32m,

mainly reflecting

net expenses

on credit-impaired

positions, compared

with
net credit loss releases of USD 14m in the fourth

quarter of 2024.
Operating expenses
Operating

expenses

increased

by

USD 105m,

or

2%,

to

USD 5,373m

and

included

a

USD 76m

decrease

in
integration-related

expenses.

Excluding

USD 384m

of

integration-related

expenses

and

PPA

effects,

underlying
operating expenses were USD 4,989m, an

increase of 4%, mainly

driven by higher variable compensation largely
related to an increase in financial

advisor compensation, resulting from

higher compensable revenues, partly

offset
by lower expenses related to provisions for litigation,

regulatory and similar matters.
Invested assets: 4Q25 vs 3Q25
Invested

assets

increased

by

USD 39bn

to

USD 4,753bn,

mainly

driven

by

positive

market

performance

of
USD 46.9bn and net new asset inflows of USD 8.5bn,

partly offset by reclassifications

of USD 16.0bn.
Invested assets: 4Q25 vs 4Q24
Invested

assets

increased

by

USD 571bn

to

USD 4,753bn,

mainly

driven

by

positive

market

performance

of
USD 376.7bn, positive foreign currency effects of USD 125.8bn and net new asset inflows of USD

100.8bn, partly
offset by reclassifications

of USD 27.5bn.

UBS Group fourth quarter 2025 report |
UBS Group performance, business divisions

and Group Items | Global Wealth Management

19
Loans: 4Q25 vs 3Q25
Loans increased by USD 5.2bn to USD 327.2bn,

mainly driven by positive net new loans of

USD 4.5bn.
›
Refer to the “Risk management and control” section of this report for more information
Customer deposits: 4Q25 vs 3Q25
Customer deposits

increased by

USD 0.9bn to

USD 479.1bn,

mainly driven

by net

new deposit

inflows of

USD 0.6bn
and positive foreign currency effects.
Regional breakdown of performance measures
As of or for the quarter ended 31.12.25
USD m, except where indicated Americas
1
Asia Pacific EMEA Switzerland Divisional items
2
Global Wealth
Management
Net interest income

547

361

401

399

125

1,832
Recurring net fee income
3

2,189

309

585

472

11

3,566
Transaction-based income
3,4

494

305

255

205

(11)

1,248
Other revenues
3,4

(16)

(3)

0

0

68

49
Total revenues

3,214

972

1,240

1,076

192

6,695
Credit loss expense / (release)

17

4

12

0

0

32
Operating expenses

2,780

631

851

716

394

5,373
Operating profit / (loss) before tax

417

337

378

360

(202)

1,290
of which: PPA effects, integration-related items and other items
5

(268)

(268)
Cost / income ratio (%)
3

86.5

64.9

68.6

66.6

80.3
Net new fee-generating assets (USD bn)
3

1.5

4.9

2.8

(0.4)

(0.1)

8.7
Fee-generating assets (USD bn)
3

1,175

206

458

268

1

2,108
Net new assets (USD bn)
3

(14.1)

6.0

12.4

4.4

(0.3)

8.5
Net new assets growth rate (%)
3

(2.5)

3.0

6.6

2.0

0.7
Invested assets (USD bn)
3

2,283

795

778

891

6

4,753
Net new loans (USD bn)
3

2.3

1.4

(0.5)

1.3

0.1

4.5
Loans, gross (USD bn)

103.6
6

46.4

63.3

113.2

0.8

327.2
Net new deposits (USD bn)
3

3.7

(3.2)

1.3

(0.5)

(0.8)

0.6
Customer deposits (USD bn)

119.6
6

117.0

114.0

124.7

3.8

479.1
Advisors (full-time equivalents)

5,772

910

1,438

1,207

94

9,420
As of or for the quarter ended 31.12.24
USD m, except where indicated Americas
1
Asia Pacific EMEA Switzerland Divisional items
2
Global Wealth
Management
Net interest income

495

359

416

391

187

1,849
Recurring net fee income
3

2,029

271

522

426

14

3,262
Transaction-based income
3,4

407

230

212

189

4

1,041
Other revenues
3,4

6

(17)

0

(3)

(16)

(32)
Total revenues

2,937

842

1,150

1,004

188

6,121
Credit loss expense / (release)

8

3

(10)

(14)

(1)

(14)
Operating expenses

2,715

568

865

642

479

5,268
Operating profit / (loss) before tax

214

271

296

375

(289)

867
of which: PPA effects, integration-related items and other items 5

(280)

(280)
Cost / income ratio (%)
3

92.4

67.5

75.2

64.0

86.1
Net new fee-generating assets (USD bn)
3

18.1

4.1

(5.3)

(3.5)

(0.1)

13.3
Fee-generating assets (USD bn)
3

1,062

172

364

217

1

1,816
Net new assets (USD bn)
3

13.7

(1.2)

1.4

4.5

(0.7)

17.7
Net new assets growth rate (%)
3

2.6

(0.7)

0.8

2.3

1.7
Invested assets (USD bn)
3

2,109

665

655

749

5

4,182
Net new loans (USD bn)
3

1.1

(0.2)

(0.5)

(1.0)

(0.1)

(0.8)
Loans, gross (USD bn)

97.6
6

41.5

57.4

102.9

1.0

300.5
Net new deposits (USD bn) 3

8.6

(4.5)

1.6

(3.8)

0.8

2.7
Customer deposits (USD bn)

116.3
6

125.3

110.9

115.2

2.3

470.1
Advisors (full-time equivalents)

5,968

924

1,520

1,311

79

9,803
1 Including the following business

units: United States and Canada;

and Latin America.

2 Includes impacts from accretion of

purchase price allocation adjustments on

financial instruments and other PPA

effects,
integration-related expenses,

certain gains

and losses

from investments

in associates

and minor

functions, that

are not

included in

the four

regions individually

presented in

this table.

3 Refer to

“Alternative
performance measures” in the appendix to this report for the definition and calculation method.

4 From the fourth quarter of 2025 onward, income related to certain financial instruments not directly linked to client activity and measured at

fair value that

was previously presented

as transaction-based income

is now presented

as other revenues.

This change was

applied prospectively.

The line has

been renamed from

“Other
income” to “Other revenues”.

5 Items of profit or loss that management

believes are not representative of the underlying

performance, namely impacts from

accretion of purchase price allocation adjustments

on
financial instruments

and other

PPA effects,

integration-related expenses,

amortization of

intangibles resulting

from the

acquisition of

the Credit

Suisse Group,

and certain

gains and

losses from

investments in
associates.

6 Loans and Customer deposits in this table include customer brokerage receivables and payables, respectively, which are presented in

separate reporting lines on the balance sheet.

UBS Group fourth quarter 2025 report |
UBS Group performance, business divisions

and Group Items | Global Wealth Management

20
Regional comments 4Q25 vs 4Q24, except where

indicated

Americas
Profit

before

tax

increased

by

USD 203m

to

USD 417m.

Total

revenues

increased

by

USD 277m,

or

9%,

to
USD 3,214m, mainly driven by increases of USD 160m in recurring net fee income, USD 87m in transaction-based income and USD 52m in net interest income. Operating expenses increased by USD 65m, or 2%, to USD 2,780m.
The cost / income ratio decreased to 86.5%

from 92.4%. Loans increased by 2% compared

with the third quarter
of 2025, to USD 103.6bn, mainly driven by positive net new loans of USD 2.3bn. Customer deposits increased by
3% compared with

the third quarter

of 2025, to

USD 119.6bn, with net new

deposit inflows of

USD 3.7bn. Net
new asset outflows were USD 14.1bn.
Asia Pacific
Profit

before

tax

increased

by

USD 66m

to

USD 337m.

Total

revenues

increased

by

USD 130m,

or

15%,

to
USD 972m, mainly driven by increases

of USD 75m in transaction-based income

and USD 38m in recurring net

fee
income. Operating expenses increased by USD 63m,

or 11%, to USD 631m. The

cost / income ratio decreased to
64.9%

from 67.5%.

Loans

increased

by

3%

compared with

the third

quarter of

2025,

to

USD 46.4bn, mainly
driven

by

positive

net

new

loans

of

USD 1.4bn.

Customer

deposits

decreased

by

3%

compared

with

the

third
quarter

of

2025,

to

USD 117.0bn,

with

net

new

deposit

outflows

of

USD 3.2bn.

Net

new

asset

inflows

were
USD 6.0bn.
EMEA
Profit

before

tax

increased

by

USD 82m

to

USD 378m.

Total

revenues

increased

by

USD 90m,

or

8%,

to
USD 1,240m, mainly

driven by

increases of

USD 63m in

recurring net

fee income

and

USD 43m in

transaction-
based income.

Operating expenses

decreased by

USD 14m, or

2%, to

USD 851m.

The cost / income

ratio decreased
to 68.6% from 75.2%. Loans decreased by 1% compared with the third quarter of 2025,

to USD 63.3bn, mainly
driven

by

negative

net

new loans

of

USD 0.5bn.

Customer

deposits

increased by

1%

compared

with

the

third
quarter of 2025, to USD 114.0bn, mainly driven by net new deposit inflows of USD 1.3bn. Net new asset inflows
were USD 12.4bn.
Switzerland
Profit

before

tax

decreased

by

USD 15m

to

USD 360m.

Total

revenues

increased

by

USD 72m,

or

7%,

to
USD 1,076m, mainly

driven by

increases of

USD 46m in

recurring net

fee income

and

USD 16m in

transaction-
based income.

Operating expenses

increased by

USD 74m, or

12%, to

USD 716m.

The cost / income

ratio increased
to 66.6% from 64.0%. Loans increased by 3% compared with the third quarter of 2025, to USD 113.2bn, mainly
driven by positive net new loans of USD 1.3bn. Customer deposits were broadly stable at USD 124.7bn compared
with

the

third

quarter

of

2025,

with

net

new

deposit

outflows

of

USD 0.5bn.

Net

new

asset

inflows

were
USD 4.4bn.
Divisional items
Operating loss before tax was USD 202m and included

USD 384m of integration-related expenses and

PPA effects
and a

loss of

USD 20m related to

an investment

in an

associate, partly

offset by

the aforementioned

USD 135m
related to PPA effects and other integration items, a release of USD 42m related to other financial liabilities, and a
USD 34m fair value gain driven from a strategic

partnership.

UBS Group fourth quarter 2025 report

|
UBS Group performance, business divisions

and Group Items | Personal & Corporate Banking

21
Personal & Corporate Banking

Personal & Corporate Banking – in Swiss francs
As of or for the quarter ended % change from
As of or for the year
ended
CHF m, except where indicated 31.12.25 30.9.25 31.12.24 3Q25 4Q24 31.12.25 31.12.24
Results
Net interest income

1,058

1,120

1,204

(6)

(12)

4,403

4,987
Recurring net fee income
1

339

351

357

(3)

(5)

1,405

1,425
Transaction-based income
1,2

451

463

471

(3)

(4)

1,825

1,821
Other revenues
1,2

(18)

(70)

(49)

(74)

(62)

(50)

7
Total revenues

1,830

1,864

1,983

(2)

(8)

7,583

8,241
Credit loss expense / (release)

80

58

155

40

(48)

277

357
Operating expenses

1,297

1,300

1,305

0

(1)

5,235

5,070
Business division operating profit / (loss) before tax

452

507

524

(11)

(14)

2,071

2,814
Underlying results
Total revenues as reported

1,830

1,864

1,983

(2)

(8)

7,583

8,241
of which: PPA effects and other integration items
3

181

222

227

(18)

(20)

841

915
of which: PPA effects recognized in net interest income

159

201

209

(21)

(24)

757

841
of which: PPA effects and other integration items recognized in transaction-based income

22

20

18

8

22

84

74
of which: loss related to an investment in an associate

(43)

(81)

(54)

(47)

(19)

(133)

(54)
of which: items related to the Swisscard transactions
4

58
Total revenues (underlying) 1

1,692

1,724

1,810

(2)

(7)

6,817

7,379
Credit loss expense / (release)

80

58

155

40

(48)

277

357
Operating expenses as reported

1,297

1,300

1,305

0

(1)

5,235

5,070
of which: integration-related expenses and PPA effects
1,5

228

302

185

(24)

24

897

662
of which: items related to the Swisscard transactions

37
6

164
7

37
6
Operating expenses (underlying)
1

1,069

998

1,083

7

(1)

4,175

4,371
of which: net expenses / (releases) for litigation, regulatory and similar matters

0

(29)

0

(30)

1
Business division operating profit / (loss) before tax as reported

452

507

524

(11)

(14)

2,071

2,814
Business division operating profit / (loss) before tax (underlying)
1

543

668

572

(19)

(5)

2,365

2,651
Performance measures and other information
Pre-tax profit growth (year-on-year, %)
1

(13.7)

(30.3)

(2.4)

(26.4)

11.3
Cost / income ratio (%)
1

70.9

69.7

65.8

69.0

61.5
Average attributed equity (CHF bn)
8

17.6

17.7

18.6

0

(6)

17.8

19.0
Return on attributed equity (%)
1,8

10.3

11.5

11.2

11.6

14.8
Net interest margin (bps)
1

172

181

198

178

201
Loans, gross (CHF bn)

246.0

247.4

242.3

(1)

1

246.0

242.3
Customer deposits (CHF bn)

248.6

246.7

254.1

1

(2)

248.6

254.1
Credit-impaired loan portfolio as a percentage of total loan portfolio, gross (%)
1,9

1.2

1.2

1.3

1.2

1.3
Underlying performance measures
Pre-tax profit growth (year-on-year, %)
1

(5.1)

1.5

(18.2)

(10.8)

8.1
Cost / income ratio (%)
1

63.2

57.9

59.8

61.2

59.2
Return on attributed equity (%)
1,8

12.3

15.1

12.3

13.3

13.9
1 Refer to “Alternative

performance measures” in the appendix

to this report for the definition

and calculation method.

2 From the fourth

quarter of 2025 onward, income

related to certain financial instruments
not directly linked to client activity and measured at fair value that was previously presented as transaction-based income is now presented as other revenues. This change was applied prospectively. The line has been renamed from “Other

income” to “Other

revenues”.

3 Includes accretion of

PPA adjustments

on financial instruments

and other PPA

effects, as

well as temporary

and incremental items

directly related to

the
integration.

4 Represents the gain related to UBS’s share of the income recorded by Swisscard for the sale of the Credit Suisse card portfolios to UBS.

5 Includes temporary, incremental operating expenses directly related to the integration, as well as amortization

of intangibles resulting from the acquisition of the

Credit Suisse Group.

6
Represents the termination fee paid to American Express related to the sale of our 50%
holding in Swisscard.

7
Represents the expense

related to the

payment to Swisscard

for the sale

of the Credit

Suisse card portfolios

to UBS.

8 Refer to the

“Equity attribution” section

of this report

for more
information about the equity attribution framework.

9 Refer to the “Risk management and control” section of this report for more information about credit-impaired exposures.

UBS Group fourth quarter 2025 report

|
UBS Group performance, business divisions

and Group Items | Personal & Corporate Banking

22
Results : 4Q25 vs 4Q24
Profit before

tax decreased by

CHF 72m, or

14%, to

CHF 452m, reflecting

lower total

revenues, partly

offset by
lower net credit loss expenses and operating expenses. Underlying profit before tax was CHF 543m, a decrease of
5%. This underlying

profit excludes from

total revenues CHF 181m

of purchase price

allocation (PPA) effects and
other

integration

items

and

a

loss

of

CHF 43m

related

to

an

investment

in

an

associate;

it

also

excludes

from
operating expenses CHF 228m of integration-related

expenses and PPA effects.
Total revenues
Total revenues decreased by CHF 153m, or 8%, to CHF 1,830m, predominantly due to lower net interest income.
Total revenues in the fourth quarter of 2025 included a

loss of CHF 43m related to an investment in

an associate.
Excluding

CHF 181m

of

PPA

effects

and

other

integration

items

and

the

aforementioned loss,

underlying

total
revenues were CHF 1,692m, a decrease of 7%.
Net interest

income decreased

by CHF 146m,

or 12%,

to CHF 1,058m,

mainly reflecting

the impact

of lower

central
bank

interest rates

on

deposit

revenues. This

decrease was

partly

offset by

deposit

pricing measures

and

lower
liquidity and funding costs. Net interest

income also included a CHF 50m decrease

in accretion of PPA adjustments
on financial instruments and

other PPA effects. Excluding

PPA effects of CHF 159m,

underlying net interest income
was CHF 899m, a decrease of 10%.
Recurring net fee income decreased by CHF 18m, or 5%, to CHF 339m, mainly due to the fourth quarter of 2024
including our share of Swisscard profit.
Transaction-based

income

decreased

by

CHF 20m,

or

4%,

to

CHF 451m,

mostly

due

to

lower

revenues

in

our
Corporate & Institutional

Clients business, including

the impact related

to exits from

certain former Credit

Suisse
business activities.

Excluding CHF 22m

of PPA

effects and

other integration

items, underlying

transaction-based
income was CHF 429m, a decrease of 5%.
Other revenues were negative CHF 18m, compared with negative CHF 49m.

The fourth quarter of 2025

included
a

loss

of

CHF 43m

related

to

an

investment

in

an

associate,

compared

with

a

loss

of

CHF 54m

related

to

an
investment in an associate recognized

in the fourth quarter of

2024. Excluding this loss, underlying

other revenues
in the fourth quarter of 2025 were positive CHF

25m.
Credit loss expense / release
Net credit

loss expenses

were CHF 80m,

largely reflecting

net expenses

on credit-impaired

positions,

compared with
net credit loss expenses of CHF 155m in the fourth

quarter of 2024.
Operating expenses
Operating expenses

were broadly

stable at

CHF 1,297m and

included a

CHF 46m increase

in integration-related
expenses. The

fourth quarter

of 2024 included

a CHF 37m expense

related to the

Swisscard transactions.

Excluding
CHF 228m of integration-related expenses and PPA effects,

underlying operating expenses were broadly stable

at
CHF 1,069m.

UBS Group fourth quarter 2025 report

|
UBS Group performance, business divisions

and Group Items | Personal & Corporate Banking

23
Personal & Corporate Banking – in US dollars
As of or for the quarter ended % change from
As of or for the year
ended
USD m, except where indicated 31.12.25 30.9.25 31.12.24 3Q25 4Q24 31.12.25 31.12.24
Results
Net interest income

1,322

1,395

1,362

(5)

(3)

5,322

5,650
Recurring net fee income
1

424

437

404

(3)

5

1,698

1,614
Transaction-based income
1,2

564

577

532

(2)

6

2,207

2,061
Other revenues
1,2

(23)

(88)

(53)

(74)

(58)

(73)

10
Total revenues

2,286

2,321

2,245

(1)

2

9,154

9,334
Credit loss expense / (release)

101

72

175

40

(42)

339

404
Operating expenses

1,621

1,619

1,476

0

10

6,318

5,741
Business division operating profit / (loss) before tax

565

631

595

(10)

(5)

2,497

3,189
Underlying results
Total revenues as reported

2,286

2,321

2,245

(1)

2

9,154

9,334
of which: PPA effects and other integration items
3

226

276

258

(18)

(12)

1,016

1,038
of which: PPA effects recognized in net interest income

199

251

237

(21)

(16)

915

954
of which: PPA effects and other integration items recognized in transaction-based income

27

25

20

9

35

101

84
of which: loss related to an investment in an associate

(54)

(102)

(59)

(47)

(9)

(168)

(59)
of which: items related to the Swisscard transactions
4

64
Total revenues (underlying)
1

2,114

2,147

2,047

(2)

3

8,242

8,355
Credit loss expense / (release)

101

72

175

40

(42)

339

404
Operating expenses as reported

1,621

1,619

1,476

0

10

6,318

5,741
of which: integration-related expenses and PPA effects
1,5

285

376

209

(24)

36

1,093

749
of which: items related to the Swisscard transactions

41
6

180
7

41
6
Operating expenses (underlying)
1

1,336

1,242

1,226

8

9

5,045

4,951
of which: net expenses / (releases) for litigation, regulatory and similar matters

0

(37)

0

(37)

1
Business division operating profit / (loss) before tax as reported

565

631

595

(10)

(5)

2,497

3,189
Business division operating profit / (loss) before tax (underlying)
1

678

833

646

(19)

5

2,857

3,000
Performance measures and other information
Pre-tax profit growth (year-on-year, %)
1

(5.1)

(25.4)

(1.0)

(21.7)

13.4
Cost / income ratio (%)
1

70.9

69.7

65.7

69.0

61.5
Average attributed equity (USD bn)
8

22.0

22.0

21.3

0

3

21.4

21.6
Return on attributed equity (%)
1,8

10.3

11.5

11.2

11.7

14.8
Net interest margin (bps)
1

170

179

196

178

200
Loans, gross (USD bn)

310.2

310.6

266.9

0

16

310.2

266.9
Customer deposits (USD bn)

313.5

309.8

279.9

1

12

313.5

279.9
Credit-impaired loan portfolio as a percentage of total loan portfolio, gross (%)
1,9

1.2

1.2

1.3

1.2

1.3
Underlying performance measures
Pre-tax profit growth (year-on-year, %)
1

4.8

8.8

(19.2)

(4.8)

9.3
Cost / income ratio (%)
1

63.2

57.9

59.9

61.2

59.3
Return on attributed equity (%)
1,8

12.3

15.1

12.1

13.4

13.9
1 Refer to “Alternative

performance measures” in the appendix

to this report for the

definition and calculation method.

2
From the fourth quarter

of 2025 onward, income

related to certain financial instruments
not directly linked to client activity and measured at fair value that was previously presented as transaction-based income is now presented as other revenues. This change was applied prospectively. The line has been renamed from “Other

income” to “Other

revenues”.

3 Includes accretion of

PPA adjustments

on financial instruments

and other PPA

effects, as

well as temporary

and incremental items

directly related to

the
integration.

4
Represents the gain related to UBS’s share of the income recorded by Swisscard for the sale of the Credit Suisse card portfolios to UBS.

5 Includes temporary, incremental operating expenses directly related to the integration, as well as amortization

of intangibles resulting from the acquisition of the

Credit Suisse Group.

6
Represents the termination fee paid to American Express related to the sale of our 50%
holding in Swisscard.

7
Represents the expense

related to the

payment to Swisscard

for the sale

of the Credit

Suisse card portfolios

to UBS.

8 Refer to the

“Equity attribution” section

of this report

for more
information about the equity attribution framework.

9 Refer to the “Risk management and control” section of this report for more information about credit-impaired exposures.

UBS Group fourth quarter 2025 report |
UBS Group performance, business divisions

and Group Items | Asset Management

24
Asset Management
Asset Management
As of or for the quarter ended % change from
As of or for the year
ended
USD m, except where indicated 31.12.25 30.9.25 31.12.24 3Q25 4Q24 31.12.25 31.12.24
Results
Net management fees
1

790
2

755

709

5

11

2,991

2,921
Performance fees

39
3

87

44

(55)

(12)

195

149
Net gain / (loss) from disposal

(29)

1

13

(30)

113
Total revenues

800

843

766

(5)

4

3,156

3,182
Credit loss expense / (release)

1

0

0

1

(1)
Operating expenses

588

624

639

(6)

(8)

2,436

2,663
Business division operating profit / (loss) before tax

212

218

128

(3)

66

719

520
Underlying results
Total revenues as reported

800

843

766

(5)

4

3,156

3,182
Total revenues (underlying)
4

800

843

766

(5)

4

3,156

3,182
Credit loss expense / (release)

1

0

0

1

(1)
Operating expenses as reported

588

624

639

(6)

(8)

2,436

2,663
of which: integration-related expenses
4

57

64

96

(12)

(41)

256

351
Operating expenses (underlying)
4

531

560

543

(5)

(2)

2,179

2,312
of which: net expenses / (releases) for litigation, regulatory and similar matters

0

0

1

0

7
Business division operating profit / (loss) before tax as reported

212

218

128

(3)

66

719

520
Business division operating profit / (loss) before tax (underlying)
4

268

282

224

(5)

20

975

871
Performance measures and other information
Pre-tax profit growth (year-on-year, %)
4

65.6

44.6

5.2

38.3

56.3
Cost / income ratio (%)
4

73.4

74.1

83.3

77.2

83.7
Average attributed equity (USD bn)
5

2.5

2.4

2.8

0

(14)

2.5

2.7
Return on attributed equity (%)
4,5

34.6

35.7

18.0

29.2

19.2
Gross margin on invested assets (bps)
4

15

17

17

16

18
Underlying performance measures
Pre-tax profit growth (year-on-year, %)
4

19.9

19.1

20.3

12.0

62.2
Cost / income ratio (%)
4

66.4

66.5

70.8

69.1

72.7
Return on attributed equity (%)
4,5

43.8

46.2

31.5

39.6

32.1
Information by business line / asset

class
Net new money (USD bn)
4
Equities
6

0.3

4.0

30.5

3.0

20.7
Fixed Income
6

5.2

9.2

4.1

22.7

18.0
of which: money market

2.5

3.2

4.3

12.7

18.5
Multi-asset & Solutions
6

0.0

2.5

(0.5)

1.7

(1.5)
Hedge Fund Businesses

0.0

0.9

(2.8)

1.8

(3.5)
Real Estate & Private Markets

0.7

0.1

(0.9)

0.9

0.1
Total net new money excluding associates

6.2

16.8

30.4

30.1

33.8
of which: net new money excluding money market

3.6

13.6

26.2

17.5

15.4
Associates
7

1.4

1.1

3.0

0.3

10.8
Total net new money

7.6

17.9

33.4

30.4

44.6
Invested assets (USD bn)
4
Equities
6

904

873

755

4

20

904

755
Fixed Income
6

506

499

464

1

9

506

464
of which: money market

176

172

157

2

12

176

157
Multi-asset & Solutions
6

372

360

268

3

39

372

268
Hedge Fund Businesses

62

65

58

(3)

7

62

58
Real Estate & Private Markets

160

158

143

1

12

160

143
Total invested assets excluding associates

2,005

1,954

1,689

3

19

2,005

1,689
of which: passive strategies

1,040

992

807

5

29

1,040

807
Associates
7

93

89

84

4

11

93

84
Total invested assets

2,098

2,043

1,773

3

18

2,098

1,773

UBS Group fourth quarter 2025 report |
UBS Group performance, business divisions

and Group Items | Asset Management

25
Asset Management (continued)
As of or for the quarter ended % change from
As of or for the year
ended
USD m, except where indicated 31.12.25 30.9.25 31.12.24 3Q25 4Q24 31.12.25 31.12.24
Information by region
Invested assets (USD bn)
4
Americas

489

486

443

1

10

489

443
Asia Pacific
8

256

249

224

3

14

256

224
EMEA (excluding Switzerland)

540

519

435

4

24

540

435
Switzerland

813

789

670

3

21

813

670
Total invested assets

2,098

2,043

1,773

3

18

2,098

1,773
Information by channel
Invested assets (USD bn)
4
Third-party institutional

1,193

1,169

1,008

2

18

1,193

1,008
Third-party wholesale

212

200

169

6

25

212

169
UBS’s wealth management businesses

601

585

512

3

17

601

512
Associates
7

93

89

84

4

11

93

84
Total invested assets

2,098

2,043

1,773

3

18

2,098

1,773
1 Net management fees include transaction

fees, fund administration revenues

(including net interest and trading

income from lending activities and

foreign-exchange hedging as part of the

fund services offering),
distribution fees, incremental fund-related

expenses, gains or losses

from seed money and co-investments,

funding costs, the negative

pass-through impact of third-party performance

fees, and other items

that are
not Asset Management’s

performance fees.

2 Consists of USD 767m reported

within net fee and

commission income for the Group

and USD 23m reported in

net interest income, other

net income from financial
instruments measured at fair value through

profit or loss, and other

income.

3
Reported within net fee and commission

income for the Group.

4
Refer to “Alternative

performance measures” in the appendix

to
this report for the definition and calculation method.

5 Refer to the “Equity attribution” section of this

report for more information about the equity attribution

framework.

6 In the third quarter of 2025, certain
portfolios were reclassified from

Equities and Fixed Income

to Multi-asset &

Solutions, as a

result of aligning Credit

Suisse presentation to that

of UBS. These

changes were applied prospectivel

y.

7 The invested
assets and net new money amounts reported for associates are prepared in accordance with their local regulatory requirements and practices.

8 Includes invested assets from associates.
Results: 4Q25 vs 4Q24

Profit before

tax increased

by USD 84m,

or 66%,

to USD 212m,

reflecting lower

operating expenses

and higher
total

revenues,

which

included

a

net

loss

of

USD 29m

related

to

the

sale

of

our

O’Connor

business

to

Cantor
Fitzgerald. The fourth quarter

of 2024 included

a net gain

of USD 13m on

the sale of

our shareholding in Credit
Suisse

Investment

Partners.

Underlying

profit

before

tax

was

USD 268m,

an

increase

of

20%,

after

excluding
integration-related expenses of USD 57m.
Total revenues

Total revenues

increased by

USD 34m, or

4%, to

USD 800m, mainly due

to higher

net management fees,

partly
offset by lower performance fees, and

included the effects from the aforementioned sales. The

gross margin was
15 basis points.
Net management

fees increased

by USD 81m,

or 11%,

to USD 790m,

mainly driven

by higher

average levels

of
invested

assets,

primarily

from

positive

market

performance

and

foreign

currency

effects,

partly

offset

by

the
ongoing margin compression. The increase

in net management fees

was also due to

higher transaction fees. Net
management

fees

of

USD 790m

included

USD 1,001m

of

fund

fee

and

commission

income

from

investment
management activities, partly offset by related

fee and commission expenses of USD 234m.
Performance fees

decreased by

USD 5m, or 12%,

to USD 39m,

mainly due

to a decrease

in Hedge

Fund Businesses,
partly offset by an increase in the Fixed Income

business.
Operating expenses
Operating expenses

decreased by

USD 51m, or

8%, to

USD 588m and

included a

USD 39m decrease

in integration-
related

expenses.

Excluding

integration-related

expenses

of

USD 57m,

underlying

operating

expenses

were
USD 531m, a decrease of 2%, mainly due to

lower non-personnel costs.
Invested assets: 4Q25 vs 3Q25

Invested

assets

increased

by

USD 55bn,

or

3%,

to

USD 2,098bn,

reflecting

positive

market

performance

of
USD 46bn, net

new money

of USD 8bn

and positive

foreign currency

effects of

USD 5bn, partly

offset by

a reduction
of USD 4bn related to the first stage of the transfer

of our O’Connor business. Excluding money market flows

and
associates, net new money was USD 4bn.
Invested assets: 4Q25 vs 4Q24
Invested

assets

increased

by

USD 325bn,

or

18%,

to

USD 2,098bn,

reflecting

positive

market

performance

of
USD 171bn, positive foreign

currency effects of

USD 131bn and

net new

money of USD 30bn,

partly offset

by a
reduction

of

USD 7bn,

which

included

the

effect

from

the

aforementioned

first

stage

of

the

transfer

of

our
O’Connor business. Excluding money market flows

and associates, net new money was USD 17bn.

UBS Group fourth quarter 2025 report |
UBS Group performance, business divisions

and Group Items | Investment Bank

26
Investment Bank
Investment Bank
As of or for the quarter ended % change from
As of or for the year
ended
USD m, except where indicated 31.12.25 30.9.25 31.12.24 3Q25 4Q24 31.12.25 31.12.24
Results
Advisory

266

324

260

(18)

2

1,003

907
Capital Markets

485

732

612

(34)

(21)

2,195

2,547
Global Banking

751

1,056

872

(29)

(14)

3,198

3,454
Execution Services

608

560

471

9

29

2,186

1,719
Derivatives & Solutions

892

957

683

(7)

31

4,256

3,478
Financing

696

671

723

4

(4)

2,700

2,297
Global Markets

2,196

2,187

1,877

0

17

9,141

7,494
of which: Equities

1,571

1,651

1,448

(5)

8

6,647

5,588
of which: Foreign Exchange, Rates and Credit

625

536

429

17

46

2,494

1,906
Total revenues

2,946

3,244

2,749

(9)

7

12,340

10,948
Credit loss expense / (release)

34

17

63

100

(46)

133

97
Operating expenses

2,272

2,327

2,207

(2)

3

9,387

8,934
Business division operating profit / (loss) before tax

640

900

479

(29)

34

2,819

1,917
Underlying results
Total revenues as reported

2,946

3,244

2,749

(9)

7

12,340

10,948
of which: PPA effects and other integration items
1

61

219

202

(72)

(70)

570

989
of which: PPA effects

62

91

202

(32)

(69)

443

989
of which: PPA effects recognized in the Global Banking revenue line

65

97

197

(33)

(67)

468

972
of which: other integration items

(1)

128
2

128
2
Total revenues (underlying)
3

2,885

3,025

2,547

(5)

13

11,769

9,958
Credit loss expense / (release)

34

17

63

100

(46)

133

97
Operating expenses as reported

2,272

2,327

2,207

(2)

3

9,387

8,934
of which: integration-related expenses
3

124

106

174

17

(29)

463

717
Operating expenses (underlying)
3

2,148

2,221

2,032

(3)

6

8,924

8,217
of which: net expenses / (releases) for litigation, regulatory and similar matters

(15)

6

12

20

9
Business division operating profit / (loss) before tax as reported

640

900

479

(29)

34

2,819

1,917
Business division operating profit / (loss) before tax (underlying)
3

703

787

452

(11)

56

2,712

1,644
Performance measures and other information
Pre-tax profit growth (year-on-year, %)
3

33.6

122.0
n.m.

47.1
n.m.
Cost / income ratio (%)
3

77.1

71.7

80.3

76.1

81.6
Average attributed equity (USD bn)
4

18.9

18.5

17.3

2

10

18.4

17.1
Return on attributed equity (%)
3,4

13.5

19.4

11.1

15.3

11.2
Underlying performance measures
Pre-tax profit growth (year-on-year, %)
3

55.7

108.9
n.m.

64.9
n.m.
Cost / income ratio (%)
3

74.5

73.4

79.8

75.8

82.5
Return on attributed equity (%)
3,4

14.9

17.0

10.5

14.8

9.6
1 Includes accretion of PPA adjustments on financial instruments and other PPA effects,

as well as temporary and incremental items directly related to the integration.

2 Represents the gain from the sale of a stake
in a subsidiary, Credit Suisse Securities (China) Limited.

3 Refer to “Alternative performance measures”

in the appendix to this report for the definition and calculation method.

4 Refer to the “Equity attribution”
section of this report for more information about the equity attribution framework.

UBS Group fourth quarter 2025 report |
UBS Group performance, business divisions

and Group Items | Investment Bank

27
Results: 4Q25 vs 4Q24
Profit before tax increased

by USD 161m, or 34%, to

USD 640m, mainly due to

higher total revenues, partly

offset
by higher

operating expenses. Underlying

profit before

tax was

USD 703m, an

increase of

56%, after

excluding
from total revenues USD 61m of purchase price allocation (PPA) effects and other integration items and excluding from operating expenses USD 124m of integration-related

expenses.
Total revenues
Total revenues increased by USD 197m, or 7%, to USD 2,946m, mainly due to higher revenues in Global Markets,
partly

offset

by

a

USD 140m

decrease

in

PPA

effects,

and

included

positive

foreign

currency

effects.

Excluding
USD 61m of PPA effects and

other integration items,

underlying total revenues were USD 2,885m, an

increase of
13%.
Global Banking
Global Banking

revenues decreased

by USD 121m,

or 14%,

to USD 751m,

primarily driven

by a

USD 132m decrease
in accretion

of PPA

adjustments on

financial instruments and

other PPA

effects. Excluding

PPA effects

and other
integration items, underlying Global Banking revenues

were USD 687m, an increase of 2%.
Advisory

revenues

increased

by

USD 6m,

or

2%,

to

USD 266m,

largely

driven

by

an

increase

in

private

funds
closings.

Capital

Markets

revenues

decreased

by

USD 127m,

or

21%,

to

USD 485m

and

included

the

aforementioned
USD 132m decrease in PPA effects. Excluding PPA effects and

other integration items, underlying Capital Markets
revenues increased by USD 6m, or 1%.
Global Markets
Global Markets revenues increased by USD 319m, or 17%, to USD 2,196m, mainly driven by higher Derivatives &
Solutions and

Execution Services

revenues,

and

included a

gain

of USD 102m

on

a

strategic equity

investment,
which was split equally across product verticals.
Execution Services revenues

increased by USD 137m,

or 29%, to USD 608m,

mainly driven by higher

Cash Equities
revenues, led by the Asia Pacific region, reflecting

higher volumes.
Derivatives &

Solutions revenues

increased by

USD 209m,

or 31%,

to USD 892m,

mainly driven

by Foreign

Exchange
and Equity Derivatives revenues from higher levels

of client activity.
Financing revenues decreased by USD 27m, or

4%, to USD 696m.

Equities
Global Markets

Equities revenues

increased by

USD 123m, or

8%, to

USD 1,571m,

mainly driven

by higher

revenues
in Prime Brokerage, Cash Equities and Equity

Derivatives.
Foreign Exchange, Rates and Credit
Global

Markets

Foreign

Exchange, Rates

and

Credit

revenues

increased

by

USD 196m,

or

46%,

to

USD 625m,
mainly

driven

by

an

increase

in

Foreign

Exchange

revenues

and

by

the

aforementioned

gain

on

a

strategic
investment.
Credit loss expense / release
Net credit

loss expenses

were USD 34m,

mainly reflecting

net expenses

on credit-impaired

positions,

compared with
net credit loss expenses of USD 63m in the

fourth quarter of 2024.
Operating expenses
Operating

expenses

increased

by

USD 65m,

or

3%,

to

USD 2,272m

and

included

a

USD 50m

decrease

in
integration-related expenses. Excluding integration-related

expenses of USD 124m, underlying operating

expenses
were USD 2,148m, an

increase of 6%, mainly

due to adverse foreign

currency effects and

higher technology costs.

UBS Group fourth quarter 2025 report |
UBS Group performance, business divisions

and Group Items | Non-core and Legacy

28
Non-core and Legacy
Non-core and Legacy
As of or for the quarter ended % change from
As of or for the year
ended
USD m, except where indicated 31.12.25 30.9.25 31.12.24 3Q25 4Q24 31.12.25 31.12.24
Results
Total revenues

(8)

(40)

(58)

(81)

(87)

154

1,605
Credit loss expense / (release)

(12)

6

6

(1)

69
Operating expenses

459

56

858

721

(46)

1,353

3,512
Operating profit / (loss) before tax

(455)

(102)

(923)

346

(51)

(1,199)

(1,976)
Underlying results
Total revenues as reported

(8)

(40)

(58)

(81)

(87)

154

1,605
of which: other integration items

2

1

27

4
Total revenues (underlying)
1

(10)

(42)

(58)

(77)

(84)

150

1,605
Credit loss expense / (release)

(12)

6

6

(1)

69
Operating expenses as reported

459

56

858

721

(46)

1,353

3,512
of which: integration-related expenses
1

233

205

317

14

(26)

882

1,154
Operating expenses (underlying)
1

226

(149)

541

(58)

472

2,359
of which: net expenses / (releases) for litigation, regulatory and similar matters

34

(440)

(20)

(833)

(300)
Operating profit / (loss) before tax as reported

(455)

(102)

(923)

346

(51)

(1,199)

(1,976)
Operating profit / (loss) before tax (underlying)
1

(224)

102

(606)

(63)

(321)

(822)
Performance measures and other information
Average attributed equity (USD bn)
2

4.0

4.5

8.7

(12)

(55)

5.4

9.5
Risk-weighted assets (USD bn)

28.8

30.7

41.4

(6)

(30)

28.8

41.4
Leverage ratio denominator (USD bn)

19.1

25.6

53.5

(25)

(64)

19.1

53.5
1 Refer to “Alternative performance measures” in the appendix to this report for the definition and calculation method.

2
Refer to the “Equity attribution” section of this report for more information about the equity attribution framework.

Composition of Non-core and Legacy
Total assets RWA LRD
USD bn 31.12.25 30.9.25 31.12.25 30.9.25 31.12.25 30.9.25
Exposure category
Equities

0.8

0.9

0.3

0.6

0.3

0.4
Macro

9.2

10.2

1.9

2.7

3.7

3.7
Loans

0.7

0.8

0.8

0.9

0.7

0.9
Securitized products

2.8

3.1

1.5

1.8

2.9

3.4
Credit

0.2

0.3

0.1

0.2

0.1

0.2
High-quality liquid assets

10.6

16.1

10.6

16.1
Operational risk

24.0

24.0
Other

1.1

1.3

0.4

0.6

0.9

0.9
Total

25.4

32.6

28.8

30.7

19.1

25.6
Results: 4Q25 vs 4Q24
Loss before

tax was

USD 455m, compared

with a

loss before

tax of

USD 923m. Underlying

loss before

tax was
USD 224m, after

excluding from

operating expenses

USD 233m of

integration-related expenses

and excluding

from
total revenues USD 2m of other integration items,

compared with an underlying loss before

tax of USD 606m.
Total revenues
Total revenues were

negative USD 8m,

compared with

negative total revenues

of USD 58m, mainly

reflecting lower
liquidity and funding costs, partly

offset by lower net interest income,

as a result of a smaller portfolio,

and further
offset by higher markdowns.
Credit loss expense / release
Net credit loss releases were

USD 12m, compared with net credit

loss expenses of USD 6m in the

fourth quarter of
2024.

UBS Group fourth quarter 2025 report |
UBS Group performance, business divisions

and Group Items | Non-core and Legacy

29
Operating expenses
Operating

expenses

were

USD 459m,

a

decrease

of

USD 399m,

or

46%,

mainly

reflecting

lower

legal

fees,
technology costs, premises and

facilities costs, risk management

costs, and compliance and

regulatory costs,

and
included

an

USD 84m

decrease

in

integration-related

expenses.

Excluding

integration-related

expenses

of
USD 233m, underlying operating expenses were

USD 226m.
Risk-weighted assets and leverage ratio denominator:

4Q25 vs 3Q25
Risk-weighted

assets

(RWA)

decreased

by

USD 1.9bn

to

USD 28.8bn,

mostly

due

to

decreases

in

the

macro,
securitized product and equity

portfolios. The leverage

ratio denominator decreased

by USD 6.5bn to USD 19.1bn,
mainly driven by reductions in

high-quality liquid assets, which decreased by

USD 5.5bn, primarily as a result

of a
reduction in

the overall

Non-core and

Legacy balance sheet,

as well

as reductions in

the securitized product

and
loan portfolios.
Group Items
Group Items
As of or for the quarter ended % change from
As of or for the year
ended
USD m 31.12.25 30.9.25 31.12.24 3Q25 4Q24 31.12.25 31.12.24
Results
Total revenues

(575)

(149)

(188)

285

205

(1,190)

(975)
Credit loss expense / (release)

3

0

0

2

(2)
Operating expenses

(27)

23

(88)

(69)

(2)

(220)
Operating profit / (loss) before tax

(552)

(173)

(100)

219

453

(1,190)

(752)
Underlying results
Total revenues as reported

(575)

(149)

(188)

285

205

(1,190)

(975)
of which: PPA effects and other integration items
1

(404)
2

34

(4)

(323)
2

(41)
Total revenues (underlying)
3

(171)

(183)

(184)

(7)

(7)

(867)

(933)
Credit loss expense / (release)

3

0

0

2

(2)
Operating expenses as reported

(27)

23

(88)

(69)

(2)

(220)
of which: integration-related expenses
3

34

20

(1)

76

53

(12)
Operating expenses (underlying)
3

(62)

4

(88)

(30)

(56)

(208)
of which: net expenses / (releases) for litigation, regulatory and similar matters

1

1

6

(23)

(85)

75

9
Operating profit / (loss) before tax as reported

(552)

(173)

(100)

219

453

(1,190)

(752)
Operating profit / (loss) before tax (underlying)
3

(113)

(187)

(96)

(40)

18

(813)

(723)
1
Includes accretion of

PPA adjustments

on financial instruments

and other PPA

effects, as well

as temporary and

incremental items

directly related to

the integration.

2
Includes a USD
457m net loss

from the
repurchase of legacy Credit Suisse debt instruments, as the repurchase price exceeded the amortized-cost carrying value (the net loss reflects a loss of USD 885m before PPA adjustments, partly offset by a USD 427m gain from the release of PPA adjustments).

3
Refer to “Alternative performance measures” in the appendix

to this report for the definition and calculation method.
Results: 4Q25 vs 4Q24
Loss before

tax was

USD 552m, mainly

driven by

a net

loss of

USD 457m from

the repurchase

of legacy

Credit
Suisse debt instruments,

which included the release of purchase

price allocation (PPA) adjustments of USD 427m.
The change in the result, compared with

a loss of USD 100m in the fourth quarter

of 2024, was largely due to the
aforementioned loss from the debt repurchase.
›
Refer to “Other developments” in the “Recent developments” section of this report for more information about the repurchase

of legacy Credit Suisse debt
Underlying loss before tax was USD 113m, after excluding from total revenues negative USD 404m of PPA effects and other integration

items,

which included

the aforementioned net

loss of USD 457m,

and also excluding

from
operating expenses USD 34m

of integration-related expenses. This

compared with an underlying loss

before tax of
USD 96m in the fourth quarter

of 2024. The change in the

underlying result between the quarters

was mainly due
to a

USD 25m increase in

donation expenses

due to

higher contributions

to the

UBS Optimus

Foundation in

the
fourth quarter of 2025.
Income

from

Group

hedging

and

own

debt,

including

hedge

accounting

ineffectiveness,

was

net

USD 4m,
compared with

net income

of USD 10m

in the

fourth quarter

of 2024.

The gains

in the

fourth quarter

of 2025
were driven by mark-to-market effects on own

credit and portfolio-level economic hedges.

UBS Group fourth quarter 2025 report |
Risk, capital, liquidity and funding, and balance

sheet

30
Risk, capital, liquidity and
funding, and balance sheet
Management report
Table of contents
31
Risk management and control
31
Credit risk
32
Market risk
34
Country risk
34
Non-financial risk
36
Capital management
38
Total

loss-absorbing capacity
42
Risk-weighted assets
44
Leverage ratio denominator
45
Equity attribution
46
Liquidity and funding management
46
Strategy, objectives and governance
46
Liquidity coverage ratio
46
Net stable funding ratio
47
Balance sheet and off-balance sheet
47
Balance sheet assets
47
Balance sheet liabilities
48
Equity
49
Off-balance sheet
49
Share information and earnings per share

UBS Group fourth quarter 2025 report |
Risk, capital, liquidity and funding, and balance

sheet | Risk management and control

31
Risk management and control
This

section

provides

information

about

key

developments

during

the

reporting

period

and

should

be

read

in
conjunction with

the “Risk

management and

control” section

of the

UBS Group

Annual Report

2024, available
under “Annual

reporting” at
ubs.com/investors
, and

the “Recent

developments” section of

this report

for more
information about the integration of Credit

Suisse.
Credit risk

Overall banking products exposure
Overall banking products exposure increased by USD 3bn compared with 30 September 2025, to USD

1,086bn as
of 31 December

2025, primarily

reflecting increases

in loans

and advances

to customers

and in

guarantees and
irrevocable loan commitments,

partly offset by a decrease in balances at central

banks.
›
Refer to the “Balance sheet and off-balance sheet” section of this report for more information about movements in balance sheet and off-balance sheet positions
›
Refer to the “Group performance” section of this report for more information about credit loss expense / release
Banking and traded products exposure in the business divisions and Group Items
31.12.25
USD m
Global Wealth
Management
Personal &
Corporate
Banking
Asset

Management
Investment

Bank
Non-core

and Legacy
Group

Items Total
Banking products exposure, gross
1,2

480,229

462,237

2,060

108,659

8,908

24,207

1,086,300
of which: loans and advances to customers (on-balance sheet)

322,441

310,207

7

21,158

601

1,921

656,336
of which: guarantees and irrevocable loan commitments (off-balance sheet)

20,400

48,469

2

35,901

674

23,777

129,223
Committed unconditionally revocable credit lines
3

69,537

49,495

0

528

4

115

119,679
Traded products exposure, gross
2,4

15,634

1,623

0

35,764

53,021
of which: over-the-counter derivatives

12,268

1,543

0

8,752

22,563
of which: securities financing transactions

54

0

0

18,486

18,540
of which: exchange-traded derivatives

3,313

80

0

8,526

11,919
Total credit-impaired exposure, gross 1

1,748

4,112

0

641

863

0

7,363
of which: stage 3

1,715

3,786

0

604

72

0

6,176
of which: PCI

33

326

0

36

791

0

1,187
Total allowances and provisions for expected credit losses

301

1,969

1

479

299

9

3,058
of which: stage 1

105

346

0

115

1

9

576
of which: stage 2

53

245

1

129

0

0

428
of which: stage 3

135

1,326

0

232

62

0

1,756
of which: PCI

9

51

0

2

236

0

298
30.9.25
USD m
Global Wealth
Management
Personal &
Corporate
Banking
Asset

Management
Investment

Bank
Non-core

and Legacy
Group
Items Total
Banking products exposure, gross 1,2

479,241

460,735

2,028

106,538

12,780

22,454

1,083,777
of which: loans and advances to customers (on-balance sheet)

317,323

310,641

6

18,523

751

1,809

649,053
of which: guarantees and irrevocable loan commitments (off-balance sheet)

20,191

47,247

3

34,080

1,081

21,979

124,582
Committed unconditionally revocable credit lines
3

76,297

59,538

0

351

4

114

136,304
Traded products exposure, gross
2,4

16,548

2,388

0

37,534

56,470
of which: over-the-counter derivatives

12,728

2,223

0

8,790

23,741
of which: securities financing transactions

98

0

0

21,167

21,265
of which: exchange-traded derivatives

3,722

165

0

7,577

11,465
Total credit-impaired exposure, gross
1

1,766

3,965

0

648

955

0

7,334
of which: stage 3

1,732

3,583

0

598

57

0

5,970
of which: PCI

34

382

0

50

898

0

1,364
Total allowances and provisions for expected credit losses

284

1,883

0

462

370

6

3,005
of which: stage 1

104

350

0

113

2

6

574
of which: stage 2

59

256

0

141

0

0

456
of which: stage 3

112

1,228

0

207

55

0

1,602
of which: PCI

9

49

0

2

313

0

373
1 IFRS 9 gross exposure for

banking products includes the following financial instruments within the scope of expected credit loss measurement:

balances at central banks, amounts due from banks, loans and advances to customers, other financial

assets at amortized cost,

guarantees and irrevocable loan

commitments.

2 Internal management view of

credit risk, which differs in

certain respects from IFRS

Accounting Standards.

3 Commitments that can be canceled by UBS at any time but expose UBS to credit risk if the client has the ability to draw the facility before UBS can take action. These commitments are subject to expected credit loss requirements.

4 As counterparty risk for traded products is managed at the counterparty level, no further split between exposures in the Investment Bank, Non-core and Legacy, and Group Items is provided.

UBS Group fourth quarter 2025 report |
Risk, capital, liquidity and funding, and balance

sheet | Risk management and control

32
Loan underwriting
In the

Investment Bank,

mandated loan

underwriting commitments

on a

notional basis

increased by

USD 1.2bn
compared with 30 September

2025, to USD 5.9bn

as of 31 December

2025, driven by

new mandates,

partly offset
by deal

syndications and

cancellations. As of

31 December 2025, USD 0.4bn

of loan

underwriting commitments
had not been distributed as originally planned.
Loan underwriting exposures

in the Investment

Bank are classified

as held for

trading, with

fair values reflecting

the
market conditions

at the

end of

the quarter.

Credit hedges

are in place

to help

protect against

fair value

movements
in the portfolio.
Market risk
Average management value-at-risk (VaR) (1-day, 95% confidence level) of the UBS Group excluding certain legacy
Credit Suisse components in the

fourth quarter of 2025

was stable at USD 11m, compared

with USD 11m in the
third quarter of 2025.
Average management VaR (1-day, 98% confidence level) of the aforementioned legacy Credit Suisse components in the fourth

quarter of 2025

decreased to USD 1m

from USD 2m in

the third quarter

of 2025, driven

by continued
strategic migration of positions to UBS and

de-risking within Non-core and Legacy.
Management value-at-risk (1-day, 95% confidence level, 5 years of historical data) of the business divisions and

Group Items excluding certain legacy Credit Suisse components, by general market risk type
1,2
Average by risk type
USD m Min. Max. Period end Average Equity
Interest
rates
Credit
spreads
Foreign
exchange Commodities
Global Wealth Management

1

2

2

2

0

2

2

0

0
Personal & Corporate Banking

0

0

0

0

0

0

0

0

0
Asset Management

0

0

0

0

0

0

0

0

0
Investment Bank

6

17

8

10

3

15

7

5

2
Non-core and Legacy

1

3

2

2

1

1

0

0

0
Group Items

3

5

4

4

1

3

2

0

0
Diversification effect
3,4

(7)

(6)

(1)

(5)

(3)

(1)

0
Total as of 31.12.25

7

19

9

11

3

16

8

5

2
Total as of 30.9.25

8

16

14

11

4

14

8

5

2
Management value-at-risk (1-day, 98% confidence level, 2 years of historical data) of certain legacy Credit

Suisse
components of the business divisions and Group Items, by general market risk type
1,2
Average by risk type
USD m Min. Max. Period end Average Equity
Interest
rates
Credit
spreads
Foreign
exchange Commodities
Global Wealth Management

0

1

0

0

0

0

0

0

0
Personal & Corporate Banking

0

1

0

0

0

0

0

0

0
Asset Management

0

0

0

0

0

0

0

0

0
Investment Bank

1

1

1

1

1

0

0

0

0
Non-core and Legacy

0

1

0

1

0

0

0

0

0
Group Items

0

0

0

0

0

0

0

0

0
Diversification effect
3,4

(1)

(1)

0

0

0

(1)

0
Total as of 31.12.25

1

2

1

1

1

0

0

1

0
Total as of 30.9.25

1

3

2

2

1

1

1

1

0
1 The legacy Credit Suisse

components not included in the

UBS Group management VaR reflect the

portfolio managed on legacy

Credit Suisse infrastructure based on

legacy Credit Suisse management VaR methodology
until full migration

of these positions

to UBS

infrastructure or

the liquidation

of the

positions. This

process is

ongoing, and

the management

VaR of

the legacy

Credit Suisse

components is

expected to

continue
decreasing over time.

2 Statistics at individual levels may not be summed to deduce the corresponding aggregate figures.

The minima and maxima for each level may occur on different days,

and, likewise, the VaR
for each business division or risk type,

being driven by the extreme loss tail of the corresponding

distribution of simulated profits and losses for that

business division or risk type, may well

be driven by different days
in the historical time series, rendering

invalid the simple summation of

figures to arrive at the aggregate

total.

3 The difference between

the sum of the standalone VaR

for the business divisions and Group

Items
and the total VaR.

4 As the minima and maxima for different business divisions and Group Items occur on different days, it is not meaningful to calculate a portfolio diversification effect.
Economic value of equity and net interest income

sensitivity
The economic value of equity

(EVE) sensitivity in the UBS

Group banking book to a

+1-basis-point parallel shift in
yield

curves

was

negative

USD 43.9m

as

of

31 December

2025,

compared

with

negative

USD 41.3m

as

of
30 September 2025. This excluded

the sensitivity of USD 8.0m from additional tier 1

(AT1) capital instruments (as
per

specific

Swiss

Financial

Market

Supervisory

Authority

(FINMA)

requirements)

in

contrast

to

general

Basel
Committee on

Banking Supervision (BCBS)

guidance. Exposure in

the banking book

of the

UBS Group

increased
during the fourth quarter of 2025, predominantly

driven by net interest income stabilization

initiatives.

UBS Group fourth quarter 2025 report |
Risk, capital, liquidity and funding, and balance

sheet | Risk management and control

33
The majority of our interest rate risk in

the banking book (IRRBB) as of 31 December 2025

was a reflection of the
net asset

duration that

we ran

to offset

our modeled

sensitivity of

net USD 33.2m

(30 September

2025: USD 32.4m)
assigned

to

our

equity,

goodwill

and

real

estate,

with

the

aim

of

generating

a

stable

net

interest

income
contribution. Of this, USD

19.7m and USD 11.6m

were attributable to the

US dollar and the Swiss

franc portfolios,
respectively,

(30 September 2025: USD 18.8m and USD

11.6m, respectively).
In addition to

the aforementioned

sensitivity, we

calculate the

six interest

rate shock

scenarios prescribed

by FINMA.
The

“Parallel

up”

scenario,

assuming

all

positions

were

measured

at

fair

value,

was

the

most

severe

as

of
31 December 2025

and

would have

resulted in

a

change in

EVE of

negative USD 8.1bn,

or

8.9% of

our

tier 1
capital (30 September

2025: negative

USD 7.7bn, or

8.1%), which

is

well below

the 15%

threshold as

per the
BCBS supervisory outlier test for high levels of

IRRBB.
The immediate effect on our tier 1 capital in the “Parallel up” scenario as of 31 December 2025 would have been a decrease of approximately

USD 0.8bn, or 0.9%, in our tier 1 capital (30 September 2025: USD 0.9bn, or 0.9%), reflecting the fact that the vast

majority of our banking book is accrual

accounted or subject to hedge accounting.
The “Parallel up” scenario would subsequently have a positive effect on net interest income, assuming a constant balance sheet.
As the overall interest rate risk sensitivity shows a greater impact from slower asset repricing compared with faster
liabilities repricing, the “Parallel

down“ scenario was the

most beneficial as of 31 December

2025 and would have
resulted in a

change in EVE

of positive USD 8.3bn

(30 September 2025: positive USD 7.8bn)

and a small

positive
immediate effect on our tier 1 capital.
›
Refer to “Interest rate risk in the banking book” in the “Risk management and control”

section of the UBS Group
Annual Report 2024, available under “Annual reporting” at ubs.com/investors , for more information about the management of interest rate risk in the banking book
›
Refer to “Sensitivity to interest rate movements” in the “Group performance” section of this report for more information about the effects of increases in interest rates on the net interest income of our banking book
Interest rate risk – banking book
31.12.25
USD m Effect on EVE
1

– FINMA
Effect on EVE
1

– BCBS
Scenarios CHF EUR GBP USD Other Total
Additional tier 1
capital instruments Total
+1 bp

(12.5)

(1.7)

(0.2)

(28.5)

(1.0)

(43.9)

8.0

(35.9)
Parallel up
2

(1,770.1)

(315.7)

(50.4)

(5,698.0)

(239.3)

(8,073.4)

1,492.1

(6,581.3)
Parallel down
2

1,971.6

355.5

46.5

5,622.8

264.8

8,261.3

(1,751.2)

6,510.1
Steepener
3

(889.8)

(20.6)

(10.4)

(1,371.3)

6.8

(2,285.2)

336.0

(1,949.2)
Flattener
4

552.3

(31.4)

1.7

61.1

(58.9)

524.8

2.7

527.5
Short-term up
5

(169.8)

(126.5)

(14.6)

(2,226.1)

(145.6)

(2,682.7)

644.8

(2,037.8)
Short-term down
6

167.9

127.7

9.2

2,308.9

144.6

2,758.2

(671.8)

2,086.5
30.9.25
USD m Effect on EVE
1

– FINMA
Effect on EVE
1

– BCBS
Scenarios CHF EUR GBP USD Other Total
Additional tier 1
capital instruments Total
+1 bp

(10.5)

(1.8)

(0.2)

(27.7)

(1.1)

(41.3)

8.4

(32.9)
Parallel up
2

(1,523.0)

(336.8)

(53.7)

(5,524.9)

(250.0)

(7,688.4)

1,574.0

(6,114.5)
Parallel down
2

1,616.3

381.4

56.6

5,508.1

274.0

7,836.5

(1,855.3)

5,981.2
Steepener
3

(827.0)

(5.5)

(8.4)

(1,435.2)

(3.9)

(2,279.9)

376.6

(1,903.4)
Flattener
4

542.3

(50.2)

(1.3)

158.6

(50.5)

598.9

(20.3)

578.7
Short-term up
5

(88.5)

(151.1)

(18.2)

(2,075.9)

(142.9)

(2,476.7)

660.9

(1,815.8)
Short-term down
6

61.5

151.3

18.5

2,183.6

139.5

2,554.4

(688.4)

1,865.9
1 Economic value

of equity.

2 Rates across all

tenors move by ±150

bps for Swiss

franc, ±200 bps for

euro and US

dollar, and

±250 bps for pound

sterling.

3 Short-term rates

decrease and long-term rates
increase.

4 Short-term rates increase and long-term rates decrease.

5 Short-term rates increase more than long-term rates.

6 Short-term rates decrease more than long-term rates.

UBS Group fourth quarter 2025 report |
Risk, capital, liquidity and funding, and balance

sheet | Risk management and control

34
Country risk
We remain

watchful of

a range

of geopolitical

developments and

political changes

in a

number of

countries, as
well as global trade relations,

particularly tariffs-related policies, and evolving armed conflicts. As of 31 December
2025, our exposure to

Venezuela was immaterial. Our direct

exposure to Israel as

of 31 December 2025 was

less
than USD 0.5bn,

and our direct exposure to Gulf Cooperation

Council countries was less than USD 5bn, while

our
direct exposure to

Egypt and Jordan

was limited, and

we had no

direct exposure to

Iran, Iraq, Lebanon

or Syria. Our
direct exposure to

Russia as

of 31 December

2025 was

less than USD 0.5bn,

and our direct

exposure to

Belarus and
Ukraine remained immaterial.

As of 31 December 2025, our exposure

to emerging-market countries was less

than
10% of our total country exposure and mainly

to countries in Asia.
Uncertainty about economic policy remained elevated. In

the fourth quarter of 2025,

inflation was broadly stable
in

major

Western

economies,

although

concerns

about

the

potential

impact

of

trade

tensions

on

prices

and
economic growth persisted.

Chinese exports finished the year positively,

but domestic economic activity remained
at subdued levels,

forcing the Chinese

government to promise

to implement a

more proactive fiscal

policy in the
first quarter of 2026.
›
Refer to the “Risk management and control” section of the UBS Group Annual Report 2025, which will be available as of 9 March 2026 under “Annual reporting” at ubs.com/investors , for more information
Non-financial risk
Compliance risk
We are committed

to achieving fair

outcomes for

our clients,

upholding market

integrity and

cultivating the

highest
standards of employee

conduct.

To support these

objectives,

we maintain a

Group-wide conduct risk

framework
designed to promote consistent standards

and foster a strong culture of accountability.
We continue to

prioritize areas such

as suitability risk, market

conduct, product governance,

cross-divisional service
offerings, quality of

advice and price

transparency.

These remain key

focus areas for

UBS and

the wider financial
sector. Cross-border risk (including the risk of unintended

permanent establishment) remains an area of regulatory
attention for global financial institutions, including a focus on market access, such as third-country market access
to the European Economic Area. We maintain

a series of controls designed to address

these risks.
Regulatory

fragmentation

related

to

environmental,

social

and

governance

topics,

and

the

elevated

risk

of
greenwashing arising from our service offering,

disclosures and commitments remain key risks

for 2026.
Financial crime risk
Financial crime, including

money laundering, terrorist

financing, sanctions violations,

fraud, bribery and corruption,
presents a major risk, as technological innovation and geopolitical developments increase the complexity of doing business and heightened regulatory attention

continues.
An

effective

financial

crime

prevention

program

therefore

remains

essential,

and

we

continue

to

focus

on
enhancements to our global anti-money-laundering, know-your-client and sanctions programs. Money laundering
and financial

fraud techniques

are becoming

increasingly sophisticated,

and heightened

geopolitical volatility

makes
the sanctions landscape more complex. We continue to take into consideration the risks of illicit finance proceeds
and sanctions circumvention typologies

stemming from geopolitical developments,

political changes in

a number
of countries and evolving armed conflicts.

UBS Group fourth quarter 2025 report |
Risk, capital, liquidity and funding, and balance

sheet | Risk management and control

35
Operational risk
There is an increased risk of cyber-related operational

disruption to business activities at our

locations and those of
third-party suppliers due to the increasingly dynamic threat environment. This is intensified by current geopolitical
factors and

evidenced by

the continuing

high volumes

and increasing

sophistication

of cyberattacks

against financial
institutions globally and on third-party service providers.
We remain

on heightened

alert to

respond to

and mitigate

elevated cyber-

and information-security threats

and
continue to invest

in improving our

technology infrastructure and information-security

governance to strengthen
our prevention,

detection and

response capabilities

against attacks.

In addition,

we operate

a global

framework
designed to drive enhancements in operational resilience

across all business divisions, and we work with the third-
party service providers that are of critical importance to our operations to assess their operational resilience in line with our standards and to mitigate any identified

risks.
The increasing

interest in

data-driven advisory

processes and

the use

of generative

artificial intelligence

(AI) and
machine

learning

are

introducing

new

questions

related

to

the

fairness

of

AI

algorithms,

data

life-cycle
management,

data

ethics,

data

privacy

and

security,

and

records

management.

We

have

established

an

AI
framework and policy to support the mitigation

of these risks.
Further

progress

has

been

made

with

client

and

data

migration,

and

the

wind-down

of

legacy

Credit

Suisse
businesses and

infrastructure.

The risks

relating to

the operational

complexity and

the effective

management of
businesses in wind-down and application decommissioning continue to be carefully monitored,

in addition to the
delivery of consolidated financial and regulatory

reporting submissions.

UBS Group fourth quarter 2025 report |
Risk, capital, liquidity and funding, and balance

sheet | Capital management

36
Capital management
The

disclosures

in

this

section

are

provided

for

UBS

Group

AG

on

a

consolidated

basis

and

focus

on

key
developments during

the reporting

period and

information in

accordance with

the Basel III

framework, as

applicable
to Swiss systemically relevant banks (SRBs).

They should be read in conjunction

with “Capital management” in the
“Capital, liquidity and funding,

and balance sheet” section

of the UBS Group

Annual Report 2024, available

under
“Annual

reporting”

at
ubs.com/investors
,

which

provides

more

information

about

our

capital

management
objectives, planning and activities, as

well as the Swiss SRB total loss-absorbing capacity

(TLAC) framework.
In Switzerland, the

amendments to the Capital

Adequacy Ordinance (the CAO) that

incorporate the final Basel III
standards into

Swiss law,

including the

new ordinances

containing the

implementing provisions

for the

revised CAO,
entered into force on 1 January 2025.
UBS Group

AG

is

a

holding

company

and

conducts

substantially

all

of

its

operations

through

UBS AG

and
subsidiaries thereof.

UBS Group

AG

and UBS AG

contribute a

significant portion

of

their respective

capital

and
provide substantial

liquidity to

such subsidiaries.

Many of

these subsidiaries

are subject

to local

regulations requiring
compliance with minimum capital, liquidity

and similar requirements.
›
Refer to the 31 December 2025 Pillar 3 Report, which will be available as of 9 March 2026 under “Pillar 3 disclosures” at ubs.com/investors , for more information about additional regulatory disclosures for UBS Group AG on a consolidated basis, as well as the significant regulated subsidiaries and sub-groups of UBS Group AG
›
Refer to the

UBS AG Annual

Report 2025,

which will

be available

as of 9 March

2026

under “Quarterly

reporting” at
ubs.com/investors
, for more information

about capital

and other

regulatory

information

for UBS AG

consolidated,

in
accordance

with the Basel

III framework,

as applicable

to Swiss SRBs
We

are

subject

to

the

going

and

gone

concern

requirements

of

the

Swiss

CAO,

which

include

additional
requirements applicable to Swiss

SRBs. The table below provides

the risk-weighted asset (RWA)-

and leverage ratio
denominator (LRD)-based requirements and

information as of 31 December 2025.
Effective 1 January

2025, a Pillar

2 capital add-on

for residual

exposures (after

collateral mitigation)

to hedge funds,
private equity and

family offices has

been introduced. This resulted

in an increase

of 20 basis points

in the RWA-
based going concern capital requirement

as of 31 December 2025.

UBS Group fourth quarter 2025 report |
Risk, capital, liquidity and funding, and balance

sheet | Capital management

37
Swiss SRB going and gone concern requirements and information
As of 31.12.25 RWA LRD
USD m, except where indicated in % in %
Required going concern capital
Total going concern capital

14.99
1

73,955

5.00
1

81,122
Common equity tier 1 capital

10.63
2

52,448

3.50
3

56,785
of which: minimum capital

4.50

22,203

1.50

24,337
of which: buffer capital

5.50

27,137

2.00

32,449
of which: countercyclical buffer

0.49

2,433
Maximum additional tier 1 capital

4.36
2

21,507

1.50

24,337
of which: additional tier 1 capital

3.50

17,269

1.50

24,337
of which: additional tier 1 buffer capital

0.80

3,947
Eligible going concern capital
Total going concern capital

18.48

91,176

5.62

91,176
Common equity tier 1 capital

14.44

71,262

4.39

71,262
Total loss-absorbing additional tier 1 capital

4.04

19,914

1.23

19,914
of which: high-trigger loss-absorbing additional tier 1 capital

4.04

19,914

1.23

19,914
Required gone concern capital
Total gone concern loss-absorbing capacity
4,5,6

10.73
7

52,917

3.75
7

60,841
of which: base requirement including add-ons for market share and LRD

10.73

52,917

3.75

60,841
Eligible gone concern capital
Total gone concern loss-absorbing capacity

19.48

96,130

5.93

96,130
Total tier 2 capital
8

0.01

25

0.00

25
of which: non-Basel III-compliant tier 2 capital

0.00

0

0.00

0
TLAC-eligible senior unsecured debt

19.48

96,105

5.92

96,105
Total loss-absorbing capacity
Required total loss-absorbing capacity

25.71

126,872

8.75

141,963
Eligible total loss-absorbing capacity

37.96

187,307

11.54

187,307
Risk-weighted assets / leverage ratio denominator
Risk-weighted assets

493,397
Leverage ratio denominator

1,622,438
1 Includes applicable add-ons

of 1.64% for risk-weighted assets

(RWA) and 0.50% for

leverage ratio denominator (LRD),

of which 20 basis points

for RWA reflect a

Pillar 2 capital add-on

for the residual exposure
(after collateral mitigation)

to hedge funds,

private equity and

family offices, effective

1 January 2025.

2 Includes the

Pillar 2 add-on

for the residual

exposure (after collateral

mitigation) to hedge

funds, private
equity and family offices of 0.14%

for CET1 capital and 0.06%

for AT1 capital, effective

1 January 2025. For

AT1 capital, under

Pillar 1 requirements a maximum

of 4.3% of AT1

capital can be used to

meet going
concern requirements; 4.36% includes the

aforementioned Pillar 2 capital

add-on.

3 Our CET1 leverage ratio

requirement of 3.50% consists

of a 1.5% base

requirement, a 1.5% base

buffer capital requirement,
a 0.25% LRD add-on requirement and a 0.25% market share add-on requirement based on our Swiss credit business.

4 A maximum of 25% of the gone concern requirements can be met with instruments that have a remaining maturity

of between one

and two years.

Once at least

75% of

the minimum

gone concern

requirement has been

met with

instruments that

have a remaining

maturity of greater

than two

years, all
instruments that have a remaining

maturity of between one

and two years remain

eligible to be included

in the total gone concern

capital.

5 From 1 January

2023, the resolvability discount

on the gone concern
capital requirements for systemically important

banks (SIBs) has been replaced with

reduced base gone concern capital requirements

equivalent to 75% of the total

going concern requirements (excluding countercyclical
buffer requirements and the Pillar

2 add-on).

6 As of July 2024,

the Swiss Financial Market

Supervisory Authority (FINMA) has the

authority to impose a surcharge

of up to 25% of

the total going concern capital
requirements (excluding countercyclical buffer requirements and the Pillar 2 add-on) should obstacles to an SIB’s resolvability be identified in future resolvability assessments.

7 Includes applicable add-ons of 1.08%
for RWA and 0.38% for LRD.

8 Reflects an add-back of 45% of unrealized gains from financial assets measured at fair value through other comprehensive income. Such gains do not qualify as CET1 capital but 45%
of these gains can be recognized as tier 2 capital.
Additional capital requirements for

UBS Group AG consolidated under current

requirements
As a result of the acquisition of

the Credit Suisse Group in 2023,

the capital add-ons applicable to SRBs based on
market

share

and

LRD

for

UBS

Group AG consolidated

will

increase commensurate

with

the

Group’s increased
market share

and higher

LRD after

the acquisition.

Based on

the existing

regulations, we currently

estimate that
this will add around USD 6bn to the Group’s tier 1 capital requirement, when fully phased in. The phase-in of the
increased capital

requirements commenced

on 1 January

2026, with phase-in

add-ons to

RWA-based requirements
of 0.86% for

increased market

share and 0.79%

for higher LRD

and add-ons to

LRD-based requirements

of 0.30%
for increased market share and 0.28% for higher

LRD.

The phase-in will be completed by the beginning

of 2030.

UBS Group fourth quarter 2025 report |
Risk, capital, liquidity and funding, and balance

sheet | Capital management

38
Total loss-absorbing capacity
The table below provides Swiss SRB going and gone concern information based on the Swiss SRB framework and
requirements that are discussed under “Capital management” in the “Capital, liquidity and funding, and balance
sheet” section of

the UBS Group

Annual Report 2024,

available under “Annual

reporting” at
ubs.com/investors .
Changes

to

the

Swiss

SRB

framework

and

requirements

after

the

publication

of

our

Annual

Report

2024

are
described above.
Swiss SRB going and gone concern information
USD m, except where indicated 31.12.25 30.9.25 31.12.24
Eligible going concern capital
Total going concern capital

91,176

94,950

87,739
Total tier 1 capital

91,176

94,950

87,739
Common equity tier 1 capital

71,262

74,655

71,367
Total loss-absorbing additional tier 1 capital

19,914

20,296

16,372
of which: high-trigger loss-absorbing additional tier 1 capital

19,914

20,296

15,126
of which: low-trigger loss-absorbing additional tier 1 capital

1,245
Eligible gone concern capital
Total gone concern loss-absorbing capacity

96,130

104,379

97,655
Total tier 2 capital

25
1

0

207
of which: non-Basel III-compliant tier 2 capital

0

0

207
TLAC-eligible senior unsecured debt

96,105

104,379

97,449
Total loss-absorbing capacity
Total loss-absorbing capacity

187,307

199,329

185,394
Risk-weighted assets / leverage ratio denominator
Risk-weighted assets

493,397

504,897

498,538
Leverage ratio denominator

1,622,438

1,640,464

1,519,477
Capital and loss-absorbing capacity ratios (%)
Going concern capital ratio

18.5

18.8

17.6
of which: common equity tier 1 capital ratio

14.4

14.8

14.3
Gone concern loss-absorbing capacity ratio

19.5

20.7

19.6
Total loss-absorbing capacity ratio

38.0

39.5

37.2
Leverage ratios (%)
Going concern leverage ratio

5.6

5.8

5.8
of which: common equity tier 1 leverage ratio

4.4

4.6

4.7
Gone concern leverage ratio

5.9

6.4

6.4
Total loss-absorbing capacity leverage ratio

11.5

12.2

12.2
1 Reflects an add-back of

45% of unrealized gains from financial

assets measured at fair value through

other comprehensive income. Such gains do not

qualify as CET1 capital but

45% of these gains can

be recognized
as tier 2 capital.
Total loss-absorbing capacity and movement

Our TLAC decreased by USD 12.0bn to USD

187.3bn in the fourth quarter of 2025.
Going concern capital and movement
Our

going

concern

capital

decreased

by

USD 3.8bn

to

USD 91.2bn.

Our

common

equity

tier 1

(CET1)

capital
decreased by

USD 3.4bn to

USD 71.3bn, mainly

reflecting operating

profit before

tax of

USD 1.7bn, which

was
more than offset

by the recognition of

a new USD 3.0bn capital

reserve for expected future

share repurchases in
2026, dividend accruals

of USD 1.1bn, a

negative USD 0.3bn impact

from compensation-

and own-share-related
capital components,

a USD 0.3bn decrease in

eligible deferred tax assets

on temporary differences,

and current tax
expenses of USD 0.3bn.

Share repurchases

of USD 0.9bn made

under our 2025

share repurchase

program in the

fourth quarter of

2025 did
not affect our

CET1 capital

position, as there

was an

equal reduction

in the capital

reserve for

expected future

share
repurchases in 2025. The remaining

capital reserve for expected

future share repurchases in

2025 was fully utilized
in the fourth quarter of 2025 with the completion

of our 2025 share repurchase program

on 20 November 2025.
›
Refer to the “Share information and earnings per share” section of this report for more information about our share repurchase programs

UBS Group fourth quarter 2025 report |
Risk, capital, liquidity and funding, and balance

sheet | Capital management

39
Our loss-absorbing additional

tier 1 (AT1) capital decreased

by USD 0.4bn to

USD 19.9bn,

mainly reflecting the call
of one AT1 capital instrument equivalent to

USD 0.4bn.
Following the approval of a maximum amount of conversion capital by UBS Group AG’s shareholders at the 2024
Annual General

Meeting, AT1

capital instruments

issued from

the beginning

of the

fourth quarter

of 2023

are,
upon the

occurrence of

a trigger event

or a

viability event,

subject to

conversion into

UBS Group AG

ordinary shares
rather than a

write-down. AT1 capital instruments

issued prior to

the fourth quarter of

2023 remain subject to

a
write-down.
Gone concern loss-absorbing capacity and movement
Our

total

gone

concern

loss-absorbing

capacity

decreased

by

USD 8.2bn

to

USD 96.1bn

and

largely

reflected
USD 96.1bn

of

TLAC-eligible

senior

unsecured

debt

instruments.

The

decrease

of

USD 8.2bn

mainly

reflected
USD 5.8bn

of

TLAC-eligible

senior

unsecured

debt

instruments

that

we

repurchased

in

November

2025

under
tender

offers

and

the

redemption

of

TLAC-eligible

senior

unsecured

debt

instruments

for

the

equivalent

of
USD 5.5bn. These

decreases were

partly offset

by new

issuances of

TLAC-eligible senior

unsecured debt

instruments
totaling the equivalent of USD 3.3bn.

›
Refer to “Other developments” in the “Recent developments” section of this report for more information about the repurchase of legacy Credit Suisse debt
›
Refer to “Bondholder information” at

ubs.com/investors
for more information about the eligibility of capital and
senior unsecured debt instruments and about key features and terms and conditions of capital instruments
Loss-absorbing capacity and leverage ratios
Our

CET1 capital

ratio

decreased to

14.4% from

14.8%,

reflecting

the aforementioned

USD 3.4bn decrease

in
CET1 capital,

partly offset by an USD 11.5bn decrease

in the RWA.

›
Refer to “Risk-weighted assets” in this section for more information about RWA movements
Our CET1

leverage ratio

decreased to

4.4% from

4.6%,

reflecting the

aforementioned

USD 3.4bn decrease

in CET1
capital,

partly offset by an USD 18.0bn decrease in

the LRD.
›
Refer to “Leverage ratio denominator” in this section for more information about LRD movements
Our going

concern capital

ratio decreased

to 18.5%

from 18.8%,

reflecting a

USD 3.8bn decrease

in going

concern
capital,

partly offset by the aforementioned decrease

in the RWA.
Our going concern

leverage

ratio decreased

to 5.6% from

5.8%, reflecting

a USD 3.8bn decrease in going concern
capital,

partly offset by the

aforementioned

decrease in the

LRD.
Our gone

concern loss-absorbing

capacity ratio

decreased to

19.5% from

20.7%, reflecting

an USD 8.2bn

decrease
in gone concern loss-absorbing capacity,

partly offset by the aforementioned decrease in

the RWA.

Our gone concern

leverage ratio

decreased to 5.9%

from 6.4%, reflecting

an USD 8.2bn

decrease in

gone concern
loss-absorbing capacity,

partly offset by the aforementioned decrease

in the LRD.

UBS Group fourth quarter 2025 report |
Risk, capital, liquidity and funding, and balance

sheet | Capital management

40
Swiss SRB total loss-absorbing capacity movement
USD m
Going concern capital Swiss SRB
Common equity tier 1 capital as of 30.9.25

74,655
Operating profit / (loss) before tax

1,700
Current tax (expense) / benefit

(276)
Foreign currency translation effects, before tax

134
Share repurchase program

(904)
Capital reserve for expected future share repurchases in

2025

904
Capital reserve for expected future share repurchases in

2026

(3,000)
Accruals for expected dividends to shareholders for 2025

(1,109)
Compensation-

and own-share-related capital components

(344)
Eligible deferred tax assets on temporary differences (including excess over threshold)

(323)
Other

(175)
Common equity tier 1 capital as of 31.12.25

71,262
Loss-absorbing additional tier 1 capital as of 30.9.25

20,296
Call of high-trigger loss-absorbing additional tier 1 capital

(354)
Interest rate risk hedge, foreign currency translation and other effects

(28)
Loss-absorbing additional tier 1 capital as of 31.12.25

19,914
Total going concern capital as of 30.9.25

94,950
Total going concern capital as of 31.12.25

91,176
Gone concern loss-absorbing capacity
Tier 2 capital as of 30.9.25

0
Interest rate risk hedge, foreign currency translation and other effects

25
Tier 2 capital as of 31.12.25

25
TLAC-eligible unsecured debt as of 30.9.25

104,379
Issuance of TLAC-eligible senior unsecured debt

3,302
Call of TLAC-eligible senior unsecured debt
1

(5,506)
Instruments repurchased under the tender offers

(5,824)
Interest rate risk hedge, foreign currency translation and other effects

(246)
TLAC-eligible unsecured debt as of 31.12.25

96,105
Total gone concern loss-absorbing capacity as of 30.9.25

104,379
Total gone concern loss-absorbing capacity as of 31.12.25

96,130
Total loss-absorbing capacity
Total loss-absorbing capacity as of 30.9.25

199,329
Total loss-absorbing capacity as of 31.12.25

187,307
1 Includes one debt instrument (ISIN US902613AU26) that ceased to be eligible as gone concern capital when we issued a notice of redemption of the instrument in the fourth quarter of 2025.

UBS Group fourth quarter 2025 report |
Risk, capital, liquidity and funding, and balance

sheet | Capital management

41
Reconciliation of equity under IFRS Accounting Standards to Swiss SRB common equity tier 1 capital
USD m 31.12.25 30.9.25 31.12.24
Total equity under IFRS Accounting Standards

90,484

90,204

85,574
Equity attributable to non-controlling interests

(271)

(305)

(494)
Defined benefit plans, net of tax

(957)

(957)

(833)
Deferred tax assets recognized for tax loss carry-forwards

(2,434)

(2,306)

(2,288)
Deferred tax assets for unused tax credits

(827)

(883)

(688)
Deferred tax assets on temporary differences, excess over threshold

(1,242)

(1,081)

(803)
Goodwill, net of tax
1

(5,787)

(5,785)

(5,702)
Intangible assets, net of tax

(683)

(714)

(702)
Compensation-related components (not recognized in net profit)

(2,441)

(2,298)

(2,800)
Expected losses on advanced internal ratings-based portfolio less provisions

(876)

(721)

(568)
Unrealized (gains) / losses from cash flow hedges, net of tax

1,339

1,349

2,585
Own credit related to (gains) / losses on financial liabilities measured at fair value that existed at the balance sheet
date, net of tax

1,660

1,588

1,178
Own credit related to (gains) / losses on derivative financial instruments that existed at the balance sheet date

(65)

(73)

(62)
Prudential valuation adjustments

(148)

(177)

(167)
Accruals for dividends to shareholders for 2024

(2,835)
Accruals for expected dividends to shareholders for 2025

(3,449)

(2,340)
Capital reserve for expected future share repurchases in

2025

(904)
Capital reserve for expected future share repurchases in

2026

(3,000)
Other

(40)

58

(25)
Total common equity tier 1 capital

71,262

74,655

71,367
1 Includes goodwill related to significant investments in financial institutions of USD 34m as of 31 December 2025 (USD 34m as of 30 September 2025,

USD 19m as of 31 December 2024) presented on the balance
sheet line Investments in associates.
CET1 capital ratio for UBS AG standalone
On a standalone basis as

of 31 December 2025, UBS

AG’s fully applied CET1

capital ratio is expected

to be around
14.2%. Additional capital information and

final capital figures for

UBS AG standalone will

be published with

our
31 December

2025

Pillar 3

report,

which

will

be

available

as

of

9 March

2026

under

“Pillar 3

disclosures”

at
ubs.com/investors .
Additional information
Sensitivity to currency movements

Risk-weighted assets
We estimate that a 10% depreciation of the US dollar against other currencies would have increased our RWA by
USD 23bn

and

our

CET1

capital

by

USD 2.7bn

as

of

31

December

2025

(30

September

2025:

USD 24bn

and
USD 2.7bn, respectively)

and decreased

our CET1

capital ratio

by

13 basis points

(30 September

2025: 16 basis
points). Conversely, a 10% appreciation of the US dollar against other currencies would have decreased our RWA
by USD 21bn

and our

CET1 capital

by USD 2.4bn

(30 September

2025: USD 21bn

and USD 2.4bn,

respectively)
and increased our CET1 capital ratio by 13

basis points (30 September 2025: 16 basis points).
Leverage ratio denominator
We estimate that a

10% depreciation of the

US dollar against other

currencies would have increased our

LRD by
USD 109bn as of 31 December 2025 (30 September 2025: USD

108bn) and decreased our CET1 leverage ratio by
12 basis points

(30 September

2025: 13 basis

points). Conversely,

a 10%

appreciation of

the US

dollar against

other
currencies would have decreased our LRD by USD 98bn (30 September

2025: USD 98bn) and increased our CET1
leverage ratio by 12 basis points (30 September

2025: 13 basis points).
The aforementioned

sensitivities do

not consider

foreign currency

translation effects

related to

defined benefit

plans
other than those related to the currency

translation of the net equity of foreign operations.
›
Refer to “Active management of sensitivity to foreign exchange movements” under “Capital management” in the
“Capital, liquidity and funding, and balance sheet” section of the UBS Group Annual Report 2024, available under
“Annual reporting” at ubs.com/investors , for more information

UBS Group fourth quarter 2025 report |
Risk, capital, liquidity and funding, and balance

sheet | Capital management

42
Risk-weighted assets

During

the

fourth

quarter

of

2025,

RWA

decreased

by

USD 11.5bn

to

USD 493.4bn,

driven

by

a

USD 10.8bn
decrease resulting from asset size and

other movements and a USD 1.3bn decrease driven

by model updates and
methodology changes,

partly offset by a USD 0.6bn increase from currency

effects.

Movement in risk-weighted assets, by key driver
USD bn
RWA as of
30.9.25
Currency
effects
Model updates
and methodology
changes
Asset size and
other
1
RWA as of
31.12.25
Credit and counterparty credit risk
2

305.2

0.6

(1.3)

(4.5)

299.9
Non-counterparty-related risk
3

35.1

0.0

(0.9)

34.3
Market risk

28.2

(4.5)

23.8
Operational risk

136.4

(1.0)

135.4
Total

504.9

0.6

(1.3)

(10.8)

493.4
1 Includes the

Pillar 3 categories

“Asset

size”, “Credit

quality of counterparties”,

“Acquisitions

and disposals”

and “Other”.

For more

information, refer

to the 31

December 2025

Pillar 3 Report,

which will

be
available as

of 9

March 2026

under “Pillar 3

disclosures” at

ubs.com/investors.

2 Includes settlement

risk, credit

valuation adjustments,

equity and

investments in

funds exposures

in the

banking book,

and
securitization exposures in the banking book.

3 Non-counterparty-related risk includes deferred tax assets arising from temporary differences,

property, equipment, software and other items.
Credit and counterparty credit risk
Credit and counterparty

credit risk RWA

decreased by USD 5.2bn

to USD 299.9bn as

of 31 December 2025,

driven
by a USD 4.5bn decrease resulting from asset size and other movements and a USD 1.3bn decrease due to model updates and methodology changes, partly offset

by a USD 0.6bn increase from currency effects.
Asset size and other movements by business

division and Group Items
–
Investment Bank

RWA decreased

by USD 2.7bn,

mainly due

to lower

RWA on

derivatives and

securities financing
transactions,

reflecting risk mitigation, roll-offs and market-driven

movements.
–
Non-core

and

Legacy

RWA

decreased

by

USD 1.0bn,

primarily

driven

by

our

actions

to

actively

unwind

the
portfolio, in addition to the natural roll-off.
–
Global Wealth Management RWA decreased by

USD 0.9bn, mainly due to lower RWA on derivatives.
– Asset Management RWA decreased by USD 0.1bn.
–
Personal & Corporate Banking RWA decreased

by USD 0.1bn.
– Group Items RWA increased by USD 0.3bn.
Model updates

and methodology

changes resulted

in an RWA

decrease of

USD 1.3bn, mainly

reflecting lower

RWA
on Lombard lending in

Global Wealth Management, partly offset

by an RWA increase

following the migration of
exposures from Credit Suisse models.
›
Refer to the 31 December 2025 Pillar 3 Report, which will be available as of 9 March 2026 under “Pillar 3 disclosures” at ubs.com/investors
, for more information

›
Refer to “Credit risk” in the “Risk management and control” section of this report for more information

Market risk
Market risk RWA

decreased by

USD 4.5bn to USD

23.8bn in the

fourth quarter

of 2025, due

to asset size

and other
movements in the Investment Bank’s Global Markets business and, to a lesser extent, from de-risking within Non-
core and Legacy.

›
Refer to the 31 December 2025 Pillar 3 Report, which will be available as of 9 March 2026 under “Pillar 3 disclosures” at ubs.com/investors
, for more information

›
Refer to “Market risk” in the “Risk management and control” section of this report for more information

UBS Group fourth quarter 2025 report |
Risk, capital, liquidity and funding, and balance

sheet | Capital management

43
Operational risk
Operational risk RWA decreased by USD 1.0bn to USD 135.4bn.

Operational risk RWA as of 31 December 2025 is
based on

the business

indicator component, which

is derived

from average

financial statement metrics

between
2023 and

2025, and the

internal loss multiplier,

which is

derived from average

operational losses between

2016
and 2025.

›
Refer to “Non-financial risk” in the “Risk management and control” section of the UBS Group Annual Report 2025, which will be available as of 9 March 2026 under “Annual reporting” at ubs.com/investors , for more information about the standardized approach used to measure Group operational risk exposure and calculate operational risk regulatory capital
›
Refer to the 31 December 2025 Pillar 3 Report, which will be available as of 9 March 2026 under “Pillar 3 disclosures” at ubs.com/investors , for more information
›
Refer to “Provisions and contingent liabilities” in the “Consolidated financial information” section of this report for more information
Outlook

We

expect

model

updates

and

methodology

changes

will

increase

credit

and

counterparty

credit

risk

RWA

by
around

USD 3bn

during

the

first

quarter

of

2026.

The

extent

and

timing

of

RWA

changes

may

vary

as

model
updates are

completed and

receive regulatory

approval, along

with changes

in the

composition of

the relevant
portfolios.
Risk-weighted assets, by business division and Group Items
USD bn
Global Wealth
Management
Personal &
Corporate
Banking
Asset
Manage-
ment
Investment
Bank
Non-core and
Legacy
Group

Items
Total
RWA
31.12.25
Credit and counterparty credit risk
1

99.3

130.3

6.9

55.1

3.8

4.6

299.9
Non-counterparty-related risk
2

7.2

2.9

0.8

4.6

0.2

18.6

34.3
Market risk

0.5

0.0

22.4

0.9

0.0

23.8
Operational risk

59.4

17.2

6.1

25.4

24.0

3.3

135.4
Total

166.4

150.4

13.8

107.4

28.8

26.5

493.4
30.9.25
Credit and counterparty credit risk
1

102.1

129.3

7.0

58.1

4.8

3.8

305.2
Non-counterparty-related risk
2

7.2

2.9

0.8

4.6

0.2

19.4

35.1
Market risk

0.6

0.0

25.9

1.7

(0.1)

28.2
Operational risk

60.4

18.5

6.5

23.8

24.0

3.2

136.4
Total

170.3

150.8

14.2

112.5

30.7

26.3

504.9
31.12.25 vs 30.9.25
Credit and counterparty credit risk
1

(2.8)

1.0

(0.1)

(3.1)

(1.0)

0.8

(5.2)
Non-counterparty-related risk
2

0.0

0.0

0.0

0.0

0.0

(0.8)

(0.8)
Market risk

(0.1)

0.0

(3.6)

(0.8)

0.0

(4.5)
Operational risk

(1.0)

(1.3)

(0.4)

1.6

(0.1)

0.1

(1.0)
Total

(3.9)

(0.4)

(0.4)

(5.0)

(1.9)

0.2

(11.5)
1 Includes settlement risk, credit valuation adjustments,

equity and investments in funds exposures in the

banking book, and securitization exposures in the

banking book.

2 Non-counterparty-related risk includes
deferred tax assets arising from temporary

differences (31 December 2025: USD 18.1bn; 30 September 2025: USD 18.9bn), as

well as property, equipment, software and other items (31 December 2025: USD 16.1bn;
30 September 2025: USD 16.2bn).

UBS Group fourth quarter 2025 report |
Risk, capital, liquidity and funding, and balance

sheet | Capital management

44
Leverage ratio denominator
During the fourth

quarter of 2025,

the LRD decreased

by USD 18.0bn to

USD 1,622.4bn,

driven by an

USD 18.9bn
decrease from asset size and other movements,

partly offset by a USD 0.8bn increase from currency

effects.
Movement in leverage ratio denominator, by key driver
USD bn
LRD as of

30.9.25
Currency

effects
Asset size and

other
LRD as of

31.12.25
On-balance sheet exposures (excluding derivatives and securities financing transactions)

1,257.9

1.3

(1.1)

1,258.1
Derivative exposures

162.1

(0.2)

(10.7)

151.2
Securities financing transaction exposures

157.1

(0.4)

(8.4)

148.2
Off-balance sheet items

63.4

0.1

1.4

64.9
Total exposures

1,640.5

0.8

(18.9)

1,622.4
The LRD movements described below exclude

currency effects.
On-balance sheet exposures (excluding derivatives and securities financing transactions) decreased by USD 1.1bn,
mainly

reflecting

decreases

in

cash

and

balances

at

central

banks

in

Group

Treasury

and

trading

assets

in

the
Investment

Bank,

driven

by

a

decrease

in

inventory held

to

hedge

client

positions

due

to

lower

levels

of

client
activity. These decreases were partly offset by increases in lending assets, mainly driven by net new loans in Global
Wealth Management,

and high-quality liquid asset portfolio securities

in Group Treasury.

Derivative exposures

decreased by

USD 10.7bn, primarily

reflecting

roll-offs and

higher

netting,

partly

offset by
market-driven movements.
Securities financing

transaction exposures

decreased by

USD 8.4bn, mainly

due to

roll-offs of

cash reinvestment
trades in Group

Treasury, partly offset by

increases in brokerage receivables

mostly resulting from higher

levels of
client activity in the Investment Bank.
Off-balance sheet exposures increased by

USD 1.4bn, mainly due to increases in commitments.
›
Refer to the “Balance sheet and off-balance sheet” section of this report for more information about balance sheet movements
Leverage ratio denominator, by business division and Group Items
USD bn
Global Wealth
Management

Personal &
Corporate
Banking
Asset
Management
Investment
Bank
Non-core and
Legacy Group Items
Total

31.12.25
On-balance sheet exposures (excluding derivatives and securities financing transactions)

514.0

441.8

5.0

272.1

12.3

12.9

1,258.1
Derivative exposures

26.7

6.1

0.0

115.2

3.0

0.1

151.2
Securities financing transaction exposures

49.8

36.3

0.1

58.7

3.5

0.0

148.2
Off-balance sheet items

17.6

29.9

0.1

16.8

0.3

0.3

64.9
Total exposures

608.0

514.0

5.2

462.9

19.1

13.3

1,622.4
30.9.25
On-balance sheet exposures (excluding derivatives and securities financing transactions)

511.1

438.8

4.9

273.3

16.8

12.9

1,257.9
Derivative exposures

31.8

7.0

0.0

120.1

3.3

0.0

162.1
Securities financing transaction exposures

53.4

37.4

0.1

61.1

5.0

0.0

157.1
Off-balance sheet items

17.8

29.3

0.1

15.4

0.5

0.3

63.4
Total exposures

614.2

512.5

5.1

470.0

25.6

13.2

1,640.5
31.12.25 vs 30.9.25
On-balance sheet exposures (excluding derivatives and securities financing transactions)

2.9

2.9

0.1

(1.2)

(4.5)

0.0

0.2
Derivative exposures

(5.0)

(0.9)

0.0

(4.9)

(0.3)

0.2

(10.9)
Securities financing transaction exposures

(3.7)

(1.1)

0.0

(2.5)

(1.5)

(0.1)

(8.9)
Off-balance sheet items

(0.3)

0.5

0.0

1.5

(0.2)

0.0

1.5
Total exposures

(6.1)

1.5

0.1

(7.1)

(6.5)

0.1

(18.0)

UBS Group fourth quarter 2025 report |
Risk, capital, liquidity and funding, and balance

sheet | Capital management

45
Equity attribution
Under our equity attribution

framework, tangible equity

is attributed based on

equally weighted average

RWA and
average LRD, which both include resource allocations from our Group functions to the business divisions. Average
RWA and LRD are converted

to CET1 capital equivalents

using target capital ratios.

If the attributed tangible equity
calculated under the weighted-driver approach is less than

the CET1 capital equivalent of risk-based capital (RBC)
for any business division,

the CET1 capital equivalent of RBC is used as a floor for that business division.

The floor
was

applicable

for

Non-core

and

Legacy

in

all

of

the

periods

shown

below

and

was

applicable

for

Asset
Management in all such periods except for

the fourth quarter and third quarter of

2025.
In addition to

tangible equity,

we allocate equity

to the business

divisions to

support goodwill

and intangible

assets.
We

also

allocate

to

the

business

divisions

attributed

equity

related

to

CET1

capital

deduction

items

that

are
attributable to divisional activities, such as compensation-related components or expected losses on the advanced internal ratings-based portfolio less provisions. We attribute all remaining capital deduction items to Group Items.
These

primarily

include

equity

related

to

deferred

tax

assets,

accruals

for

shareholder

returns,

and

unrealized
gains / losses from cash flow hedges.
›
Refer to the “Balance sheet and off-balance sheet” section of this report for more information about movements in equity attributable to shareholders
Average attributed equity
For the quarter ended As of or for the year ended
USD bn 31.12.25 30.9.25 31.12.24 31.12.25 31.12.24
Global Wealth Management

34.5

34.5

33.6

34.2

33.3
Personal & Corporate Banking

22.0

22.0

21.3

21.4

21.6
Asset Management

2.5

2.4

2.8

2.5

2.7
Investment Bank

18.9

18.5

17.3

18.4

17.1
Non-core and Legacy

4.0

4.5

8.7

5.4

9.5
Group Items
1

8.2

7.6

2.3

6.7

1.1
Average equity attributed to business divisions and Group Items

90.1

89.6

86.1

88.5

85.2
1 Includes average attributed equity related to capital deduction items for deferred tax assets, accruals for shareholder returns and unrealized gains / losses from cash flow hedges.

UBS Group fourth quarter 2025 report |
Risk, capital, liquidity and funding, and balance

sheet | Liquidity and funding management

46
Liquidity and funding management
Strategy, objectives and governance

This

section

provides

liquidity

and

funding

management

information

and

should

be

read

in

conjunction

with
“Liquidity and funding

management” in

the “Capital,

liquidity and funding,

and balance sheet”

section of the

UBS
Group

Annual

Report

2024,

available

under

“Annual

reporting”

at
ubs.com/investors
,

which

provides

more
information

about

the

Group’s

strategy,

objectives

and

governance

in

connection

with

liquidity

and

funding
management.
Liquidity coverage ratio
The quarterly average

liquidity coverage

ratio (the LCR)

of the UBS

Group remained

broadly unchanged

at 182.6%,
remaining above

the prudential

requirement communicated

by the

Swiss Financial

Market Supervisory

Authority
(FINMA).
Average net cash outflows decreased by USD 8.7bn to USD 181.7bn, reflecting higher net inflows from securities
financing transactions

and lower net

outflows from

derivatives. The effect

of the decrease

in net cash

outflows was
offset by a

USD 15.0bn decrease in

average high-quality liquid assets,

mainly reflecting lower

cash available,

due
to higher lending assets and brokerage receivables,

and lower amounts due to banks.
›
Refer to the 31 December 2025 Pillar 3 Report, which will be available as of 9 March 2026 under “Pillar 3 disclosures” at ubs.com/investors , for more information about the LCR
Liquidity coverage ratio
USD bn, except where indicated Average 4Q25
1
Average 3Q25
1
High-quality liquid assets

331.6

346.6
Net cash outflows
2

181.7

190.4
Liquidity coverage ratio (%)
3

182.6

182.1
1 Calculated based on an average of 64

data points in the fourth quarter of 2025 and 65

data points in the third quarter of 2025.

2 Represents the net cash outflows expected over a stress period of 30 calendar
days.

3 Calculated after the application of haircuts and inflow and outflow rates, as well as,

where applicable, caps on Level 2 assets and cash inflows.
Net stable funding ratio

As of

31 December 2025,

the net

stable funding

ratio (the

NSFR) of

the UBS

Group decreased

3.6 percentage

points
to 116.1%, remaining above the prudential

requirement communicated by FINMA.

Available

stable

funding

decreased

by

USD 16.7bn

to

USD 882.0bn,

mainly

driven

by

decreases

in

debt

issued
measured

at

amortized

cost

and

regulatory

capital.

Required

stable

funding

increased

by

USD 8.9bn

to
USD 759.8bn,

mainly

reflecting

higher

lending

assets,

partly

offset

by

lower

derivatives

and

cash

collateral
receivables on derivative instruments.
›
Refer to the 31 December 2025 Pillar 3 Report, which will be available as of 9 March 2026 under “Pillar 3 disclosures” at ubs.com/investors , for more information about the NSFR
Net stable funding ratio
USD bn, except where indicated 31.12.25 30.9.25
Available stable funding

882.0

898.8
Required stable funding

759.8

751.0
Net stable funding ratio (%)

116.1

119.7

UBS Group fourth quarter 2025 report |
Risk, capital, liquidity and funding, and balance

sheet | Balance sheet and off-balance sheet

47
Balance sheet and off-balance sheet
This

section

provides

balance

sheet

and

off-balance sheet

information

and

should

be

read

in

conjunction

with
“Balance sheet

and off-balance

sheet” in

the “Capital,

liquidity and

funding, and

balance sheet”

section of

the
UBS Group

Annual Report

2024, available

under “Annual reporting”

at
ubs.com/investors
, which

provides more
information about the balance sheet and off-balance

sheet positions.

Balances disclosed in this

report represent quarter-end

positions, unless indicated

otherwise. Intra-quarter balances
fluctuate in the ordinary course of business

and may differ from quarter-end positions.
Balance sheet assets (31 December 2025

vs 30 September 2025)
Total assets

were USD 1,617.4bn

as of

31 December 2025,

a decrease

of USD 14.9bn

compared with

30 September
2025.
Securities

financing transactions

at

amortized cost

decreased

by

USD 11.6bn,

mainly

reflecting roll-offs

of

cash
reinvestment trades in Group

Treasury. Cash and balances at

central banks decreased by USD 8.8bn,

mainly due to
outflows from the

repurchase and net redemptions

of long-term debt issued

measured at amortized cost,

higher
lending activities and

purchases of high-quality

liquid asset (HQLA)

portfolio securities,

partly offset by

inflows from
net roll-offs of

securities financing transactions

measured at amortized

cost and issuances

of commercial paper

and
certificates of

deposit.

Derivatives and

cash collateral

receivables on

derivative instruments

decreased by

USD 8.4bn,
mainly

in

the

Investment

Bank,

primarily

reflecting

roll-offs,

partly

offset

by

market-driven

movements.

Trading
assets decreased

by USD 3.8bn,

mainly in

the Investment

Bank, driven

by a

decrease in

inventory held

to hedge
client positions due to lower levels of client activity.
These

decreases

were

partly

offset

by

a

USD 7.6bn

increase

in

Lending

assets,

primarily

in

Global

Wealth
Management,

mainly driven

by net

new loans.

Other financial

assets measured

at fair

value increased

by USD 5.8bn,
mainly

reflecting

purchases

of

HQLA

portfolio

securities.

Brokerage

receivables

increased

by

USD 5.0bn,
predominantly in Financing in the Investment

Bank, mostly resulting from higher levels of client

activity.
Assets
As of % change from
USD bn 31.12.25 30.9.25 30.9.25
Cash and balances at central banks

209.9

218.7

(4)
Lending
1

673.5

665.9

1
Securities financing transactions at amortized cost

83.7

95.3

(12)
Trading assets

174.7

178.5

(2)
Derivatives and cash collateral receivables on derivative instruments

189.3

197.7

(4)
Brokerage receivables

35.6

30.6

16
Other financial assets measured at amortized cost

71.9

72.7

(1)
Other financial assets measured at fair value
2

121.4

115.6

5
Non-financial assets

57.5

57.2

1
Total assets

1,617.4

1,632.3

(1)
1 Consists of Loans and advances to customers and Amounts due from banks.

2 Consists of Financial assets at fair value not held for trading and Financial assets measured at fair value through other comprehensive
income.

Balance sheet liabilities (31 December

2025 vs 30 September 2025)
Total

liabilities

were

USD 1,526.9bn

as

of

31 December

2025,

a

decrease

of

USD 15.1bn

compared

with
30 September 2025.
Debt

issued

designated

at

fair

value

and

long-term

debt

issued

measured

at

amortized

cost

decreased

by
USD 9.0bn, mainly due to

the repurchase of legacy

Credit Suisse debt and

net redemptions. Derivatives and cash
collateral

payables

on

derivative

instruments

decreased

by

USD 7.0bn,

predominantly

in

the

Investment

Bank,
reflecting the same drivers as on the asset

side.

These decreases were partly offset by

a USD 5.3bn increase in Customer deposits,

mainly due to net

new deposit
inflows in Personal & Corporate Banking and

Global Wealth Management.

›
Refer to “Bondholder information” at

ubs.com/investors
for more information about capital and senior debt
instruments

›
Refer to the “Consolidated financial information” section of this report for more information

UBS Group fourth quarter 2025 report |
Risk, capital, liquidity and funding, and balance

sheet | Balance sheet and off-balance sheet

48
Liabilities and equity
As of

% change from
USD bn 31.12.25 30.9.25 30.9.25
Short-term borrowings
1,2

58.3

57.1

2
Securities financing transactions at amortized cost

16.2

18.7

(13)
Customer deposits

788.4

783.1

1
Debt issued designated at fair value and long-term debt issued measured at amortized cost
2

294.6

303.6

(3)
Trading liabilities

53.7

53.8

0
Derivatives and cash collateral payables on derivative instruments

190.5

197.5

(4)
Brokerage payables

62.2

62.1

0
Other financial liabilities measured at amortized cost

15.9

17.0

(6)
Other financial liabilities designated at fair value

28.2

30.5

(8)
Non-financial liabilities

19.0

18.8

1
Total liabilities

1,526.9

1,542.0

(1)
Share capital

0.3

0.3

0
Share premium

9.2

8.9

4
Treasury shares

(7.9)

(6.6)

20
Retained earnings

82.7

81.7

1
Other comprehensive income
3

5.8

5.6

4
Total equity attributable to shareholders

90.2

89.9

0
Equity attributable to non-controlling interests

0.3

0.3

(11)
Total equity

90.5

90.2

0
Total liabilities and equity

1,617.4

1,632.3

(1)
1 Consists of short-term debt issued measured at amortized cost and amounts due to banks, which includes amounts due to central banks.

2 The classification of debt issued measured at amortized cost into short-
term and long-term is based

on original contractual

maturity and therefore long-term

debt also includes debt

with a remaining time

to maturity of less

than one year.

This classification does

not consider any

early
redemption features.

3 Excludes other comprehensive income related to defined benefit plans and own credit, which is recorded directly in Retained earnings.
Equity (31 December 2025 vs 30 September

2025)
Equity attributable to shareholders increased

by USD 314m to USD 90,213m as of 31

December 2025.
The

net

increase

of

USD 314m

was

mainly

driven

by

positive

total

comprehensive

income

attributable

to
shareholders

of

USD 1,275m, reflecting

a

net

profit

of

USD 1,199m

and

other

comprehensive

income

(OCI)

of
USD 76m. OCI mainly included OCI related to foreign currency translation of USD 144m and negative OCI related to own credit

on financial liabilities

designated at fair

value of USD 87m.

In addition, there

was an increase

in share
premium, due to

deferred share-based compensation awards of

USD 186m, which were expensed

in the income
statement, and a tax benefit of USD 122m.
These increases were

partly offset by

net treasury share

activity that reduced

equity by USD 1,269m,

predominantly
due

to

repurchases

of

USD 904m

of

shares

under

our

2025

share

repurchase

program

and

the

purchasing

of
USD 421m of shares in relation to employee

share-based compensation plans.
›
Refer to the “Group performance” and “Consolidated financial information” sections of this report for more information
›
Refer to “Reconciliation of equity under IFRS Accounting Standards to Swiss SRB common equity tier 1 capital” in the “Capital management” section of this report for more information about the effects of OCI on common equity tier 1 capital
›
Refer to the “Share information and earnings per share”

section of this report for more information about our
share repurchase programs

UBS Group fourth quarter 2025 report |
Risk, capital, liquidity and funding, and balance

sheet | Balance sheet and off-balance sheet

49
Off-balance sheet (31 December 2025 vs

30 September 2025)
Committed unconditionally revocable credit

lines decreased by USD 16.6bn,

mainly driven by decreases

in facilities
provided

to

clients in

Personal &

Corporate Banking

and

Global

Wealth Management.

Forward starting

reverse
repurchase and

securities borrowing

agreements decreased

by USD 7.8bn,

reflecting a

decrease in

levels of

business
division activity in short-dated securities financing

transactions.

Off-balance sheet
As of % change from
USD bn 31.12.25 30.9.25 30.9.25
Guarantees
1,2

45.8

42.9

7
Irrevocable loan commitments
1

82.1

79.6

3
Committed unconditionally revocable credit lines

119.7

136.3

(12)
Forward starting reverse repurchase and securities borrowing agreements

10.7

18.5

(42)
1 Guarantees and irrevocable loan commitments are shown net of sub-participations.

2 Includes guarantees measured at fair value through profit or loss.
Share information and earnings per share
UBS Group AG

shares

are

listed

on

the

SIX

Swiss

Exchange

(SIX).

They

are

also

listed

on

the

New

York

Stock
Exchange (the NYSE) as global registered shares. Each share has a nominal value of USD 0.10. Shares issued were
unchanged in the fourth quarter of 2025 compared

with the third quarter of 2025.
We held

250 million

shares as

of 31 December

2025, of

which 116

million shares

had been

acquired under our
2024 and

2025 share

repurchase programs

for cancellation

purposes. The

remaining

134 million

shares are

primarily
held to

hedge our

share delivery

obligations related

to employee

share-based compensation

and participation

plans.
Treasury shares held increased

by 32 million shares in the

fourth quarter of 2025. This

largely reflected repurchases
of 23.2 million shares under our 2025

program and the purchasing of 11.3 million shares

in relation to employee
share-based compensation plans.
Shares acquired under our 2025

program totaled 53 million

as of 31 December 2025 for

a total acquisition cost

of
USD 2,000m

(CHF 1,602m).

This

program

was

completed

on

20 November

2025,

and

the

53

million

shares
repurchased

under

this

program

will

be

canceled

by

means

of

a

capital

reduction,

subject

to

approval

by

the
shareholders at a future Annual General Meeting

(AGM).

Shares acquired under our 2024

program totaled 64 million

as of 31 December 2025 for

a total acquisition cost

of
USD 2,000m (CHF 1,739m). This program

was completed on 23 May 2025,

and the 64 million shares

repurchased
under this program will be canceled by

means of a capital reduction, subject to

approval by the shareholders at a
future AGM.
We intend

to repurchase

USD 3bn of

shares in

2026 with

the aim

to do

more. The

amount of

additional repurchases
is

subject

to

further

clarity

around

the

future

regulatory

regime

in

Switzerland,

our

financial

performance

and
maintaining a common equity tier 1 capital

ratio of around 14%. Beyond

2026, we intend to

continue to pursue
share repurchases that will be calibrated

based on our financial results, our

capital ratio and the final outcome

and
timing of the implementation of the new regulatory

regime in Switzerland.
›
Refer to the “Equity, CET1 capital and returns” table in the “Group performance” section of this report for more
information about equity attributable to shareholders and tangible equity attributable to shareholders

UBS Group fourth quarter 2025 report |
Risk, capital, liquidity and funding, and balance

sheet | Share information and earnings per share

50
Share information and earnings per share
As of or for the quarter ended As of or for the year ended
31.12.25 30.9.25 31.12.24 31.12.25 31.12.24
Basic and diluted earnings (USD m)
Net profit / (loss) attributable to shareholders for basic

EPS

1,199

2,481

770

7,767

5,085
less: (profit) / loss on own equity derivative contracts

0

0

0

0

0
Net profit / (loss) attributable to shareholders for diluted

EPS

1,199

2,481

770

7,767

5,085
.
Weighted average shares outstanding
Weighted average shares outstanding for basic EPS
1

3,105,654,692

3,144,628,677

3,179,446,604

3,151,644,447

3,198,481,827
Effect of dilutive potential shares resulting from notional

employee shares, in-the-money
options and warrants outstanding
2

139,702,735

132,586,726

156,592,019

138,600,855

152,630,143
Weighted average shares outstanding for diluted EPS

3,245,357,427

3,277,215,403

3,336,038,623

3,290,245,302

3,351,111,970
.
Earnings per share (USD)
Basic

0.39

0.79

0.24

2.46

1.59
Diluted

0.37

0.76

0.23

2.36

1.52
.
Shares outstanding and potentially dilutive instruments
Shares issued

3,341,581,714

3,341,581,714

3,462,087,722

3,341,581,714

3,462,087,722
Treasury shares
3

249,882,523

217,617,094

287,262,471

249,882,523

287,262,471
of which: related to the 2022 share repurchase program

120,506,008

120,506,008
of which: related to the 2024 share repurchase program

63,776,550

63,776,550

32,962,298

63,776,550

32,962,298
of which: related to the 2025 share repurchase program

52,582,575

29,383,799

52,582,575
Shares outstanding

3,091,699,191

3,123,964,620

3,174,825,251

3,091,699,191

3,174,825,251
Potentially dilutive instruments
4

23,971,399

31,302,067

14,127,377

23,971,399

14,124,877
.
Other key figures
Total book value per share (USD)

29.18

28.78

26.80

29.18

26.80
Tangible book value per share (USD)

26.93

26.54

24.63

26.93

24.63
Share price (USD)
5

46.61

40.82

30.54

46.61

30.54
Market capitalization (USD m)
6

155,760

136,416

105,719

155,760

105,719
1 The weighted average shares outstanding for basic earnings per share (EPS) are calculated by taking the number of shares at the beginning of the period, adjusted by the number of shares acquired or issued during the period, multiplied by a time-weighted factor for the period outstanding. As a result, balances are affected by the timing of acquisitions and issuances during the period.

2 The weighted average number of shares
for notional employee awards with performance conditions

reflects all potentially dilutive shares that are

expected to vest under the terms of the awards.

3 Based on a settlement date view.

4 Reflects potential
shares that could dilute basic EPS in the future

but were not dilutive for any of the periods

presented. Mainly includes equity-based awards subject to absolute and relative performance conditions and equity derivative
contracts.

5 Represents the share price as

listed on the SIX Swiss

Exchange, translated to

US dollars using the closing exchange

rate as of the respective

date.

6 The calculation of

market capitalization reflects
total shares issued multiplied by the share price at the end of the period.
Ticker symbols UBS Group AG Security identification codes
Trading exchange SIX / NYSE Bloomberg Reuters ISIN CH0244767585
SIX Swiss Exchange UBSG UBSG SW UBSG.S Valoren 24 476 758
New York Stock Exchange UBS UBS UN UBS.N CUSIP CINS H42097 10 7

UBS Group fourth quarter 2025 report |
Consolidated financial information

51
Consolidated financial
information
Unaudited
Information

in

this

section

is

presented

for

UBS Group AG

and

its

subsidiaries

(together,

the

Group)

on

a
consolidated basis unless otherwise

specified and is presented

in US dollars. In preparing

this financial information,
the same accounting

policies and methods

of computation have

been applied as

in the

UBS Group

consolidated
annual

Financial

Statements

for

the

period

ended

31 December

2024.

The

financial

information

presented

is
unaudited and does

not constitute an

interim financial

report prepared in

accordance with

IAS 34, Interim Financial
Reporting. The UBS

Group Annual Report

2025, which will be

published on 9 March

2026, will incorporate

the full
financial statements prepared in accordance

with IFRS Accounting Standards for the

2025 financial year.

UBS Group fourth quarter 2025 report |
Consolidated financial information | UBS Group

AG interim consolidated financial information

(unaudited)

52
UBS Group AG interim consolidated financial
information (unaudited)
Income statement
For the quarter ended For the year ended
USD m 31.12.25 30.9.25 31.12.24 31.12.25 31.12.24
Interest income from financial instruments measured at

amortized cost and fair value through
other comprehensive income

6,772

6,913

7,829

27,948

35,994
Interest expense from financial instruments measured at

amortized cost

(6,195)

(6,584)

(7,884)

(26,544)

(35,947)
Net interest income from financial instruments measured

at fair value through profit or loss and other

1,594

1,652

1,893

6,343

7,061
Net interest income

2,172

1,981

1,838

7,747

7,108
Other net income from financial instruments measured

at fair value through profit or loss

3,163

3,502

3,144

14,011

14,690
Fee and commission income

7,916

7,878

7,269

30,581

28,730
Fee and commission expense

(693)

(674)

(671)

(2,669)

(2,592)
Net fee and commission income

7,223

7,204

6,598

27,912

26,138
Other income

(412)

73

56

(96)

675
Total revenues

12,145

12,760

11,635

49,573

48,611
Credit loss expense / (release)

159

102

229

524

551
Personnel expenses

6,681

7,172

6,361

27,861

27,318
General and administrative expenses

2,740

1,755

3,004

8,807

10,124
Depreciation, amortization and impairment of non-financial

assets

865

904

994

3,529

3,798
Operating expenses

10,286

9,831

10,359

40,197

41,239
Operating profit / (loss) before tax

1,700

2,828

1,047

8,853

6,821
Tax expense / (benefit)

495

341

268

1,056

1,675
Net profit / (loss)

1,205

2,487

779

7,797

5,146
Net profit / (loss) attributable to non-controlling interests

6

6

9

30

60
Net profit / (loss) attributable to shareholders

1,199

2,481

770

7,767

5,085
Earnings per share (USD)
Basic

0.39

0.79

0.24

2.46

1.59
Diluted

0.37

0.76

0.23

2.36

1.52

UBS Group fourth quarter 2025 report |
Consolidated financial information | UBS Group

AG interim consolidated financial information

(unaudited)

53

Statement of comprehensive income
For the quarter ended For the year ended
USD m 31.12.25 30.9.25 31.12.24 31.12.25 31.12.24
Comprehensive income attributable to shareholders
Net profit / (loss)

1,199

2,481

770

7,767

5,085
Other comprehensive income that may be reclassified to the income statement
Foreign currency translation
Foreign currency translation movements related to net assets of foreign operations, before tax
1

166

(281)

(3,388)

5,623

(4,726)
Effective portion of changes in fair value of hedging instruments designated as net investment hedges, before tax

2

165

1,565

(2,262)

2,957
Foreign currency translation differences on foreign operations reclassified to the income statement

(51)

1

20

(48)

24
Effective portion of changes in fair value of hedging instruments designated as net investment hedges reclassified

to
the income statement

28

(2)

(34)

25

(33)
Income tax relating to foreign currency translations, including the effect of net investment hedges

0

1

2

(5)

24
Subtotal foreign currency translation, net of tax

144

(116)

(1,835)

3,333

(1,754)
Financial assets measured at fair value through other comprehensive income
Net unrealized gains / (losses), before tax

60

16

(1)

69

1
Net realized (gains) / losses reclassified to the income statement from equity

0

0

0

0

0
Income tax relating to net unrealized gains / (losses)

3

0

0

3

0
Subtotal financial assets measured at fair value through other comprehensive income, net of tax

63

16

(1)

72

1
Cash flow hedges of interest rate risk
Effective portion of changes in fair value of derivative instruments designated as cash flow hedges, before tax

(217)

(65)

(1,366)

464

(1,450)
Net (gains) / losses reclassified to the income statement from equity

231

286

400

1,134

2,000
Income tax relating to cash flow hedges

(3)

(43)

181

(302)

(69)
Subtotal cash flow hedges, net of tax

10

178

(785)

1,295

481
Cost of hedging
Cost of hedging, before tax

(17)

50

(98)

74

(146)
Income tax relating to cost of hedging

0

0

0

0

0
Subtotal cost of hedging, net of tax

(17)

50

(98)

74

(146)
Total other comprehensive income that may be reclassified to the income statement, net of tax

201

127

(2,719)

4,774

(1,417)
Other comprehensive income that will not be reclassified to the income statement
Defined benefit plans
Gains / (losses) on defined benefit plans, before tax

(36)

51

(68)

(16)

(307)
Income tax relating to defined benefit plans

(1)

(26)

22

(28)

45
Subtotal defined benefit plans, net of tax

(38)

26

(46)

(44)

(261)
Own credit on financial liabilities designated at fair value
Gains / (losses) from own credit on financial liabilities designated at fair value, before tax

(87)

(568)

145

(502)

(10)
Income tax relating to own credit on financial liabilities designated at fair value

1

1

(2)

2

(9)
Subtotal own credit on financial liabilities designated at

fair value, net of tax

(87)

(567)

144

(499)

(19)
Total other comprehensive income that will not be reclassified to the income statement,

net of tax

(124)

(541)

98

(543)

(280)
Total other comprehensive income

76

(414)

(2,622)

4,231

(1,698)
Total comprehensive income attributable to shareholders

1,275

2,067

(1,851)

11,998

3,388
Comprehensive income attributable to non-controlling

interests
Net profit / (loss)

6

6

9

30

60
Total other comprehensive income that will not be reclassified to the income statement,

net of tax

(12)

(1)

(35)

17

(47)
Total comprehensive income attributable to non-controlling interests

(6)

5

(27)

48

13
Total comprehensive income
Net profit / (loss)

1,205

2,487

779

7,797

5,146
Other comprehensive income

64

(414)

(2,657)

4,248

(1,744)
of which: other comprehensive income that may be reclassified to the income statement

201

127

(2,719)

4,774

(1,417)
of which: other comprehensive income that will not be reclassified to the income statement

(136)

(542)

62

(526)

(327)
Total comprehensive income

1,270

2,073

(1,878)

12,045

3,401
1 Includes foreign currency translation differences as incurred by UBS’s associates where UBS has recorded its share in these differences. The quarter and year ended 31 December 2025 include a USD 93m gain from
UBS’s share of a reclassification of foreign currency translation differences to the income statement as recorded by an associate of UBS.

UBS Group fourth quarter 2025 report |
Consolidated financial information | UBS Group

AG interim consolidated financial information

(unaudited)

54

Balance sheet
USD m 31.12.25 30.9.25 31.12.24
Assets
Cash and balances at central banks

209,858

218,738

223,329
Amounts due from banks

19,649

19,230

18,903
Receivables from securities financing transactions measured at amortized cost

83,656

95,343

118,301
Cash collateral receivables on derivative instruments

41,552

43,538

43,959
Loans and advances to customers

653,846

646,651

579,967
Other financial assets measured at amortized cost

71,897

72,703

58,835
Total financial assets measured at amortized cost

1,080,458

1,096,203

1,043,293
Financial assets at fair value held for trading

174,699

178,492

159,065
Derivative financial instruments

147,778

154,113

185,551
Brokerage receivables

35,579

30,633

25,858
Financial assets at fair value not held for trading

107,575

105,827

95,472
Total financial assets measured at fair value through profit or loss

465,631

469,065

465,947
Financial assets measured at fair value through other comprehensive income

13,868

9,801

2,195
Investments in associates

2,332

2,260

2,306
Property, equipment and software

16,057

16,153

15,498
Goodwill and intangible assets

6,948

6,982

6,887
Deferred tax assets

11,525

11,610

11,134
Other non-financial assets

20,609

20,177

17,766
Total assets

1,617,427

1,632,251

1,565,028
Liabilities
Amounts due to banks

24,434

28,182

23,347
Payables from securities financing transactions measured at amortized cost

16,225

18,653

14,833
Cash collateral payables on derivative instruments

34,222

33,943

35,490
Customer deposits

788,367

783,115

745,777
Debt issued measured at amortized cost

214,706

220,386

214,219
Other financial liabilities measured at amortized cost

15,862

16,955

21,033
Total financial liabilities measured at amortized cost

1,093,816

1,101,234

1,054,698
Financial liabilities at fair value held for trading

53,700

53,796

35,247
Derivative financial instruments

156,243

163,508

180,636
Brokerage payables designated at fair value

62,202

62,067

49,023
Debt issued designated at fair value

113,794

112,137

107,909
Other financial liabilities designated at fair value

28,184

30,506

28,699
Total financial liabilities measured at fair value through profit or loss

414,123

422,013

401,514
Provisions and contingent liabilities

5,035

6,162

8,409
Other non-financial liabilities

13,970

12,638

14,834
Total liabilities

1,526,944

1,542,047

1,479,454
Equity
Share capital

334

334

346
Share premium

9,217

8,879

12,012
Treasury shares

(7,891)

(6,592)

(6,402)
Retained earnings

82,740

81,666

78,035
Other comprehensive income recognized directly in equity, net of tax

5,813

5,612

1,088
Equity attributable to shareholders

90,213

89,899

85,079
Equity attributable to non-controlling interests

271

305

494
Total equity

90,484

90,204

85,574
Total liabilities and equity

1,617,427

1,632,251

1,565,028

UBS Group fourth quarter 2025 report |
Consolidated financial information | UBS Group

AG interim consolidated financial information

(unaudited)

55
Provisions and contingent liabilities
a) Provisions and contingent liabilities
The table below presents an overview of

total provisions and contingent liabilities.
Overview of total provisions and contingent liabilities
USD m 31.12.25 30.9.25 31.12.24
Provisions related to expected credit losses (IFRS 9, Financial Instruments )

347

393

320
Provisions related to Credit Suisse loan commitments (IFRS

3,
Business Combinations )

371

479

997
Provisions related to litigation, regulatory and similar matters

(IAS 37,
Provisions, Contingent Liabilities and Contingent Assets )

2,200

3,096

3,602
Acquisition-related contingent liabilities resulting from

litigation, regulatory and similar matters (IFRS 3,
Business Combinations )

531

725

2,122
Restructuring, real-estate and other provisions (IAS 37, Provisions, Contingent Liabilities and Contingent Assets )

1,586

1,469

1,368
Total provisions and contingent liabilities

5,035

6,162

8,409
The table below presents additional information for provisions under IAS 37, Provisions, Contingent Liabilities and
Contingent Assets .
Additional information for provisions under IAS 37, Provisions, Contingent Liabilities and Contingent Assets
USD m
Litigation,
regulatory and
similar matters
1
Restructuring
2
Real estate
3
Other
4
Total
Balance as of 31 December 2024

3,602

813

240

315

4,969
Balance as of 30 September 2025

3,096

837

250

381

4,564
Increase in provisions recognized in the income statement

133

347

5

150

635
Release of provisions recognized in the income statement

(72)

(30)

(1)

(24)

(128)
Provisions used in conformity with designated purpose

(1,092)
5

(267)

(10)

(59)

(1,427)
Reclassifications

150
6

0

0

0

150
Foreign currency translation and other movements

(15)

4

1

1

(9)
Balance as of 31 December 2025

2,200

891

245

449

3,785
1 Consists of provisions for losses resulting

from legal, liability and compliance risks.

2 Includes USD 493m of personnel-related

restructuring provisions as of 31 December

2025 (30 September 2025: USD 469m;
31 December 2024: USD 334m), USD 270m

of provisions for onerous

contracts related to real

estate as of 31 December

2025 (30 September 2025:

USD 280m; 31 December 2024:

USD 383m) and USD

128m of
restructuring provisions for onerous

contracts related to

technology as of 31 December

2025 (30 September 2025:

USD 88m; 31 December 2024:

USD 96m).

3 Mainly includes provisions for

reinstatement costs
with respect to leased properties.

4 Mainly includes provisions in relation to employee benefits, VAT,

onerous contracts related to technology, and operational

risks.

5 Primarily includes provisions used regarding
the settlement of the legacy matter related to

UBS’s cross-border business activities

in France as described

in item 1 of section b) of this

disclosure.

6 Includes reclassifications between IFRS 3

contingent liabilities
and IAS 37 provisions.
Information about provisions and contingent liabilities with respect to litigation, regulatory and similar matters, as
a

class,

is

included

in part

b).

There

are

no

material

contingent

liabilities

associated

with

the

other

classes

of
provisions.

UBS Group fourth quarter 2025 report |
Consolidated financial information | UBS Group

AG interim consolidated financial information

(unaudited)

56
Provisions and contingent liabilities

(continued)
b) Litigation, regulatory and similar matters
The Group operates in

a legal and regulatory

environment that exposes it to

significant litigation and similar risks
arising from disputes and regulatory proceedings. As a result, UBS (which for purposes of this disclosure may refer
to UBS

Group AG

and/or one

or more

of its

subsidiaries, as

applicable) is

involved in

various disputes

and legal
proceedings, including litigation, arbitration,

and regulatory and criminal investigations.
Such matters are subject

to many uncertainties,

and the outcome and the

timing of resolution are

often difficult to
predict,

particularly in

the

earlier

stages

of

a

case.

There

are

also

situations

where

the Group

may

enter into

a
settlement

agreement.

This

may

occur

in

order

to

avoid

the

expense,

management

distraction

or

reputational
implications of

continuing to

contest liability,

even

for those

matters for

which

the Group

believes it

should be
exonerated. The uncertainties inherent in all such matters affect the amount and timing of any potential outflows for both matters

with respect to

which provisions have

been established and

other contingent liabilities.

The Group
makes

provisions

for

such

matters

brought

against

it

when,

in

the

opinion

of

management

after

seeking legal
advice, it

is more

likely than

not that

the Group

has a

present legal

or constructive obligation

as a

result of

past
events, it

is probable

that an

outflow of

resources will

be required,

and the

amount can

be reliably

estimated. Where
these factors

are

otherwise satisfied,

a

provision may

be

established for

claims that

have

not

yet been

asserted
against the

Group, but

are nevertheless

expected to

be, based

on

the Group’s

experience with

similar asserted
claims.

If

any

of

those

conditions

is

not

met,

such

matters

result

in

contingent

liabilities.

If

the

amount

of

an
obligation cannot

be reliably

estimated, a

liability exists

that is

not recognized

even if

an outflow

of resources

is
probable. Accordingly, no

provision is

established even if

the potential

outflow of resources

with respect

to such
matters could be significant. Developments relating to a matter that occur after the relevant reporting period, but prior

to

the

issuance

of

financial

statements, which

affect

management’s assessment

of

the

provision

for

such
matter

(because,

for

example,

the

developments provide

evidence of

conditions that

existed

at

the

end

of

the
reporting

period),

are

adjusting

events

after

the

reporting period

under

IAS

10

and

must

be

recognized in

the
financial statements for the reporting period.
Specific litigation, regulatory and other matters are

described below, including all such matters that

management
considers to be material and others that management believes to be of significance to the Group due to potential financial,

reputational

and

other

effects.

The

amount

of

damages

claimed,

the

size

of

a

transaction

or

other
information is

provided where

available and

appropriate in order

to assist

users in

considering the

magnitude of
potential exposures.
In the case of certain matters below, we state that we have established a provision, and for the other matters, we make no such statement. When we

make this statement and we expect

disclosure of the amount of a provision

to
prejudice seriously our

position with other

parties in the

matter because it

would reveal what

UBS believes to

be
the

probable

and

reliably estimable

outflow, we

do

not

disclose

that amount.

In

some

cases we

are

subject to
confidentiality obligations

that preclude

such disclosure.

With respect

to the

matters for

which we

do not

state
whether we have

established a provision,

either: (a) we

have not established

a provision; or

(b) we have

established
a provision

but expect

disclosure of

that fact

to prejudice

seriously our

position with

other parties

in the

matter
because it would reveal the fact that

UBS believes an outflow of resources to be probable

and reliably estimable.
With respect to certain litigation, regulatory

and similar matters for which we

have established provisions, we are
able to

estimate the expected

timing of outflows.

However, the aggregate

amount of the

expected outflows for
those matters for which we

are able to estimate expected

timing is immaterial relative to

our current and expected
levels of liquidity over the relevant time periods.
The

aggregate

amount

provisioned

for

litigation,

regulatory

and

similar

matters

as

a

class

is

disclosed

in

the
“Provisions”

table

in

part

a)

above.

UBS

provides

below

an

estimate

of

the

aggregate

liability

for

its

litigation,
regulatory and

similar matters

as a

class of

contingent liabilities.

Estimates of

contingent liabilities

are inherently
imprecise and

uncertain as

these

estimates require UBS

to

make speculative

legal assessments

as

to claims

and
proceedings that involve

unique fact patterns

or novel legal

theories, that have

not yet been

initiated or are

at early
stages of

adjudication, or

as to

which

alleged damages

have

not been

quantified by

the claimants.

Taking into
account these uncertainties

and the other factors

described herein, UBS

estimates the future losses

that could arise
from litigation,

regulatory and

similar matters

disclosed below

for which

an estimate

is possible,

that are

not covered
by existing

provisions (including

acquisition-related contingent

liabilities established

under IFRS

3 in connection

with
the acquisition of Credit Suisse), are in the range

of USD 0bn to USD 1.5bn.

UBS Group fourth quarter 2025 report |
Consolidated financial information | UBS Group

AG interim consolidated financial information

(unaudited)

57
Provisions and contingent liabilities

(continued)
Litigation, regulatory

and similar

matters may

also result

in non-monetary

penalties and

consequences. A

guilty plea
to, or conviction of, a crime could have material consequences for UBS. Resolution of regulatory proceedings may require UBS to obtain waivers of regulatory disqualifications to maintain certain operations, may entitle regulatory authorities to limit, suspend or terminate

licenses and regulatory authorizations, and may

permit financial market
utilities to

limit, suspend

or terminate

UBS’s participation

in such

utilities. Failure

to obtain

such waivers,

or any
limitation, suspension

or termination

of licenses,

authorizations or

participations, could

have material

consequences
for UBS.
The

amounts

shown

in

the

table

below

reflect

the

provisions

recorded

under

IFRS

Accounting

Standards.

In
connection with

the acquisition

of Credit

Suisse, UBS

Group AG

additionally has

reflected in

its purchase

accounting
under IFRS

3 a

valuation adjustment

reflecting an

estimate of

outflows relating

to contingent

liabilities for

all present
obligations included in

the scope

of the

acquisition at fair

value upon

closing, even

if it

is not

probable that the
contingent

liability

will

result

in

an

outflow

of

resources,

significantly

decreasing

the

recognition

threshold

for
litigation

liabilities

beyond

those

that

generally apply

under

IFRS

Accounting Standards.

The

IFRS

3

acquisition-
related

contingent

liabilities

of

USD 0.5bn

at

31

December

2025

reflect

a

decrease

of

USD 0.2bn

from
30 September 2025

mainly as a result of reclassifications of

provisions under IAS 37.
Provisions for litigation, regulatory and similar matters, by business division and in Group Items
1
USD m
Global Wealth
Management
Personal &
Corporate
Banking

Asset
Management
Investment
Bank
Non-core
and Legacy Group Items UBS Group
Balance as of 31 December 2024

1,271

147

1

266

1,779

139

3,602
Balance as of 30 September 2025

1,201

129

0

298

1,270

198

3,096
Increase in provisions recognized in the income statement

17

2

0

7

107

1

133
Release of provisions recognized in the income statement

(19)

(2)

0

(22)

(29)

0

(72)
Provisions used in conformity with designated purpose

(869)

2

(111)

2

0

0

(108)

(3)

(1,092)
Reclassifications
3

0

0

0

0

150

0

150
Foreign currency translation and other movements

(12)

(2)

0

0

(1)

0

(15)
Balance as of 31 December 2025

317

16

0

283

1,388

196

2,200
1 Provisions, if

any, for

the matters described

in items 2

and 9 of

this disclosure are

recorded in Global

Wealth Management. Provisions,

if any,

for the matters

described in items

4, 5, 6,

7, 8, 11

and 12 of

this
disclosure are recorded in Non-core

and Legacy. Provisions,

if any, for

the matters described in item

1 of this disclosure are

allocated between Global Wealth

Management, Personal &

Corporate Banking and Non-
core and Legacy. Provisions, if any, for the matters described in item 3 of this disclosure are allocated between the Investment Bank, Non-core and Legacy and Group Items. Provisions, if any, for the matters described in item 10 of this disclosure

are allocated between the Investment

Bank and Non-core and Legacy.

2 Primarily includes provisions used regarding

the settlement of the legacy

matter related to UBS’s

cross-border
business activities in France as described in item 1 of this disclosure.

3 Includes reclassifications between IFRS 3 contingent liabilities and IAS 37 provisions.
1. Inquiries regarding cross-border wealth management

businesses

Tax and

regulatory authorities

in a

number of

countries have

made inquiries,

served requests

for information

or
examined

employees

located

in

their

respective

jurisdictions

relating

to

the

cross-border

wealth

management
services

provided

by

UBS,

Credit

Suisse

and

other

financial

institutions,

including

Credit

Suisse

offices

in

the
Netherlands and Belgium.
In proceedings

in France,

UBS AG

was found

guilty in

lower courts

of unlawful

solicitation of

clients on

French
territory and aggravated

laundering of the

proceeds of

tax fraud in

the period

between 2004

and 2012.

On appeal,
the French

Supreme Court, in

November 2023, upheld

the lower

court’s decision regarding

unlawful solicitation
and aggravated laundering of the proceeds of tax fraud, but overturned the awards of penalties, confiscation

and
civil damages

by the

lower court,

aggregating EUR 1.8bn,

and remanded

the case

to the

Court of

Appeal for

a
retrial regarding these overturned elements. In September 2025, UBS AG resolved the case and subsequently paid
a fine of EUR 730m and EUR 105m in civil damages

to the French State.

UBS Group fourth quarter 2025 report |
Consolidated financial information | UBS Group

AG interim consolidated financial information

(unaudited)

58
Provisions and contingent liabilities

(continued)
In May 2014, Credit

Suisse AG entered into

settlement agreements with

the SEC, the Federal

Reserve and the

New
York Department of Financial

Services and agreed with

the US Department of

Justice (the DOJ) to

plead guilty to
conspiring

to

aid

and

assist

US

taxpayers

in

filing

false

tax

returns

(the

2014

Plea

Agreement).

Credit

Suisse
continued to report

to and cooperate

with US authorities

in accordance with its

obligations under the

2014 Plea
Agreement, including by

conducting a review

of cross-border services

provided by Credit

Suisse. In this connection,
Credit Suisse provided

information to US

authorities regarding potentially undeclared US

assets held by

clients at
Credit Suisse

since the

2014 Plea

Agreement. In

May 2025,

Credit Suisse

Services AG

entered into

a plea

agreement
(the 2025 Plea Agreement) with

the DOJ under

which it agreed to

plead guilty to one

count of conspiracy to

aid
and assist in the preparation of false income tax returns relating to legacy Credit Suisse accounts booked in Credit
Suisse’s Swiss

booking center,

thereby settling

the investigation

into Credit

Suisse’s implementation of

the 2014
Plea Agreement.

In addition,

Credit Suisse

Services AG

entered into

a non-prosecution

agreement with

the DOJ
(the 2025 NPA) relating to

legacy Credit Suisse accounts booked in

Credit Suisse’s Singapore booking center. The
2025

Plea

Agreement

and

the

2025

NPA

provide

for

penalties,

restitution

and

forfeiture

of

USD

511m

in

the
aggregate. The 2025

Plea Agreement

and the 2025

NPA include ongoing

obligations of

UBS to furnish

information
and cooperate with DOJ’s

investigations of legacy Credit

Suisse accounts held by US

persons in its Switzerland and
Singapore booking centers and related accounts

in other booking centers.

Our balance

sheet at

31 December 2025

reflected provisions

in an

amount that

UBS believes

to be

appropriate
under the

applicable accounting

standard. As

in the

case of

other matters

for which

we have

established provisions,
the future outflow of resources in respect of such matters

cannot be determined with certainty based on currently
available information

and accordingly

may ultimately

prove to

be substantially

greater (or

may be

less) than

the
provision that we have recognized.
2. Madoff
In relation to

the Bernard

L. Madoff Investment

Securities LLC

(BMIS) investment

fraud, UBS AG, UBS

(Luxembourg)
S.A. (now UBS

Europe SE,

Luxembourg branch) and

certain other

UBS subsidiaries were

subject to

inquiries by a
number of

regulators, including

the Swiss

Financial Market

Supervisory Authority

(FINMA) and

the Luxembourg
Commission de

Surveillance

du Secteur

Financier. Those

inquiries concerned

two third-party

funds established

under
Luxembourg law, substantially all assets of which were with

BMIS, as well as certain funds

established in offshore
jurisdictions with either direct or indirect exposure to BMIS. These funds faced severe losses, and the Luxembourg
funds are

in liquidation.

The documentation

establishing both

funds identifies

UBS entities

in various

roles, including
custodian, administrator,

manager, distributor

and promoter,

and indicates

that UBS

employees served

as board
members.
In 2009 and 2010, the liquidators

of the two Luxembourg funds

filed claims against UBS entities,

non-UBS entities
and

certain

individuals,

including

current

and

former

UBS

employees,

seeking

amounts

totaling

approximately
EUR 2.1bn, which includes

amounts that the

funds may be

held liable to

pay the trustee

for the liquidation

of BMIS
(BMIS Trustee).
A large number of alleged beneficiaries have filed claims

against UBS entities (and non-UBS entities) for purported
losses relating to the Madoff

fraud. The majority of these

cases have been decided

in favor of UBS or dismissed

for
want of prosecution.
In the

US, the

BMIS Trustee

filed claims

against UBS

entities, among

others, in

relation to

the two

Luxembourg
funds and one of

the offshore funds. The

total amount claimed against

all defendants in

these actions was

not less
than USD 2bn. In

2014, the US

Supreme Court rejected

the BMIS Trustee’s

motion for leave

to appeal decisions,
dismissing all

claims against

UBS defendants

except those

for the

recovery of

approximately USD 125m

of payments
alleged to be

fraudulent conveyances

and preference

payments. Similar

claims have

been filed against

Credit Suisse
entities seeking to recover

redemption payments. In

2016, the bankruptcy

court dismissed these

claims against the
UBS entities

and most

of the

Credit Suisse entities.

In 2019, the

Court of Appeals

reversed the dismissal

of the

BMIS
Trustee’s remaining claims. The cases were

remanded to the Bankruptcy Court for further

proceedings.

UBS Group fourth quarter 2025 report |
Consolidated financial information | UBS Group

AG interim consolidated financial information

(unaudited)

59
Provisions and contingent liabilities

(continued)
3. Foreign exchange, LIBOR and benchmark rates,

and other trading practices
Foreign-exchange-related regulatory matters:

Beginning in 2013, numerous authorities commenced investigations concerning possible

manipulation of

foreign exchange

markets and

precious metals

prices. As

a

result

of these
investigations, UBS entered into resolutions with Swiss, US and

UK regulators and the European Commission. UBS
was granted conditional immunity

by the Antitrust Division

of the DOJ

and by authorities

in other jurisdictions

in
connection with potential competition law violations relating to foreign exchange and precious metals businesses.
In December

2021, the

European Commission

issued a

decision imposing

a fine

of EUR 83.3m

on Credit

Suisse
entities based on findings of anticompetitive practices in the foreign exchange market. UBS received leniency and
accordingly no fine was assessed.

Credit Suisse appealed the decision to

the European General Court and, in

July
2025, the court issued a judgment reducing

the fine to EUR 28.9m.

The judgment is now final.

Foreign-exchange-related civil litigation:
Putative class actions have been filed since 2013 in US federal courts and in

other jurisdictions

against UBS,

Credit

Suisse and

other banks

on

behalf of

persons who

engaged in

foreign
currency transactions with any of the defendant banks.

UBS and Credit Suisse have resolved US federal court class
actions relating to foreign currency transactions with the defendant banks and persons who transacted in foreign
exchange futures

contracts and

options on

such futures.

Certain class

members have

excluded themselves

from
that settlement

and filed

individual actions in

US and

English courts against

UBS, Credit

Suisse and

other banks,
alleging violations of US and European competition laws and unjust enrichment. UBS, Credit Suisse and the other banks

have

resolved

those individual

matters.

In

addition,

Credit

Suisse

and

UBS,

together

with

other

financial
institutions, were named in

a consolidated putative

class action in

Israel, which made

allegations similar to those
made in

the actions

pursued in

other jurisdictions.

Credit Suisse

and UBS

entered into

agreements to

settle all

claims
in this action in April 2022 and February 2024, respectively. Credit Suisse’s settlement received court approval and
became final in May 2025. UBS’s settlement

remains subject to court approval.
LIBOR and other benchmark-related regulatory

matters:

Numerous government agencies conducted investigations
regarding potential improper attempts by UBS, among others, to manipulate LIBOR and other benchmark rates at certain

times.

UBS

and

Credit

Suisse

reached

settlements

or

otherwise

concluded

investigations

relating

to
benchmark interest

rates with

the investigating

authorities. UBS

was granted

conditional leniency

or conditional
immunity from

authorities in

certain jurisdictions, including

the Antitrust

Division of

the DOJ,

in connection with
potential antitrust or competition law

violations related to certain rates. In

December 2025, the Swiss Competition
Commission (WEKO) announced that it

had reached a final resolution with UBS.

LIBOR and

other benchmark-related

civil litigation:

A number

of putative

class actions

and other

actions are

pending
in the federal

courts in New

York against UBS

and numerous other banks

on behalf of

parties who transacted in
certain interest rate benchmark-based derivatives. Also

pending in the US

and in other jurisdictions are

a number
of other

actions asserting losses

related to

various products whose

interest rates were

linked to

LIBOR and other
benchmarks, including

adjustable rate

mortgages, preferred

and debt securities,

bonds pledged

as collateral, loans,
depository

accounts,

investments

and

other

interest-bearing

instruments.

The

complaints

allege

manipulation,
through various

means, of

certain benchmark

interest rates,

including USD LIBOR,

Yen LIBOR,

EURIBOR, CHF LIBOR,
and GBP LIBOR and seek unspecified compensatory

and other damages under various legal

theories.
USD LIBOR class and individual actions in the

US:
Beginning in 2013, putative class actions

were filed in US federal
district courts

(and subsequently

consolidated in

the US

District Court

for the Southern

District of New

York (SDNY))
by plaintiffs who

engaged in over-the-counter

instruments, exchange-traded

Eurodollar futures and

options, bonds
or

loans

that

referenced

USD LIBOR.

The

complaints

allege

violations

of

antitrust

law

and

the

Commodities
Exchange Act, as well as breach of

contract and unjust enrichment. Following

various rulings by the SDNY and the
US

Court

of

Appeals

for

the

Second

Circuit

dismissing

certain

of

the

causes

of

action

and

allowing

others

to
proceed, one class action with respect to transactions in over-the-counter instruments and several actions brought
by individual

plaintiffs proceeded in

the district

court. In

September 2025, the

district court

granted defendants’
motion for

summary judgment

as to

all remaining

actions. Plaintiffs

have appealed.

UBS and

Credit Suisse

previously
entered into settlement agreements in respect of the class actions relating to exchange-traded instruments, bonds
and loans. These

settlements have

received final

court approval,

and the actions

have been dismissed

as to UBS

and
Credit Suisse.

UBS Group fourth quarter 2025 report |
Consolidated financial information | UBS Group

AG interim consolidated financial information

(unaudited)

60
Provisions and contingent liabilities

(continued)
Other benchmark

class actions

in the

US:
The Yen

LIBOR/Euroyen TIBOR,

EURIBOR and

GBP LIBOR

actions have
been dismissed.

Plaintiffs have

appealed the

dismissals.

In August

2025, the

Second Circuit

affirmed in

part and
reversed in

part the

district court’s dismissal

of the

complaint in

the EURIBOR action,

returning the

action to the
district court.

In

September 2025,

the Second

Circuit affirmed

the dismissal

of the

complaint in

the GBP

LIBOR
action; the matter has concluded.
In January 2023, defendants

moved to dismiss the

complaint in the CHF

LIBOR action. In 2023,

the court approved
a settlement

by Credit

Suisse of

the claims

against it

in this

matter.

In September

2025, the

court dismissed

the
complaint against the remaining defendants,

including UBS.
Government bonds:

In 2021,

the European

Commission issued

a decision

finding that

UBS and

six other

banks
breached European

Union antitrust

rules between

2007 and

2011 relating

to European

government bonds. The
European Commission

fined UBS

EUR 172m, which

amount was

confirmed on

appeal in

March 2025.

UBS has
appealed to the European Court of Justice.
Credit default

swap auction

litigation –

In June

2021, Credit

Suisse, along

with other

banks and

entities, was

named
in a

putative class action

filed in

federal court in

New Mexico alleging

manipulation of credit default

swap (CDS)
final auction prices.

Defendants filed a

motion to enforce

a previous CDS

class action settlement

in the

SDNY. In
January 2024,

the SDNY

ruled that,

to the

extent claims

in the

New

Mexico action

arise from

conduct prior

to
30 June

2014,

those claims

are

barred

by

the SDNY

settlement.

The

plaintiffs

appealed

and, in

May

2025, the
Second Circuit affirmed the

SDNY decision.

Defendants filed a motion

for judgment on the

pleadings in December
2025.
With respect

to additional

matters and

jurisdictions not

encompassed by

the settlements

and orders

referred to
above,

UBS’s

balance

sheet

at

31

December

2025

reflected

a

provision

in

an

amount

that

UBS

believes

to

be
appropriate under

the applicable

accounting standard.

As in

the case

of other

matters for

which we

have established
provisions, the future outflow

of resources in respect

of such matters

cannot be determined with

certainty based
on currently available information and

accordingly may ultimately prove to

be substantially greater (or may be

less)
than the provision that we have recognized.
4. Mortgage-related matters
Government and

regulatory related

matters
:
DOJ RMBS

settlement

– In January

2017, Credit

Suisse Securities

(USA)
LLC (CSS LLC)

and its current

and former

US subsidiaries

and US affiliates

reached a

settlement with

the DOJ

related
to its

legacy

Residential Mortgage-Backed

Securities (RMBS)

business, a

business conducted

through 2007.

The
settlement resolved potential

civil claims

by the

DOJ related

to certain

of those

Credit Suisse

entities’ packaging,
marketing,

structuring,

arrangement,

underwriting,

issuance

and

sale

of

RMBS.

Pursuant

to

the

terms

of

the
settlement a civil monetary penalty

was paid to the

DOJ in January 2017. The

settlement also required the Credit
Suisse entities

to provide

certain levels

of consumer

relief measures,

including affordable

housing payments

and
loan forgiveness, and the DOJ and

Credit Suisse agreed to the appointment

of an independent monitor to oversee
the completion of

the consumer relief

requirements of the

settlement. In August

2025, CSS

LLC entered into

an
agreement with the DOJ to resolve all of Credit Suisse’s outstanding Consumer Relief Obligations under the 2017 settlement by paying USD 300m.
Civil litigation:

Repurchase litigations

– Credit

Suisse affiliates

are defendants

in various

civil litigation

matters related
to their roles as issuer, sponsor, depositor, underwriter and/or servicer of RMBS transactions. These cases currently include

repurchase

actions

by

RMBS

trusts

and/or

trustees,

in

which

plaintiffs

generally

allege

breached
representations and

warranties

in

respect of

mortgage loans

and

failure

to

repurchase such

mortgage loans

as
required

under

the

applicable

agreements. The

amounts disclosed

below

do

not

reflect

actual

realized

plaintiff
losses to

date. Unless

otherwise stated,

these amounts

reflect

the original

unpaid principal

balance amounts

as
alleged in these actions.

UBS Group fourth quarter 2025 report |
Consolidated financial information | UBS Group

AG interim consolidated financial information

(unaudited)

61
Provisions and contingent liabilities

(continued)
DLJ Mortgage Capital, Inc. (DLJ) is a defendant

in New York State court in five actions:

An action brought by Asset
Backed

Securities

Corporation

Home

Equity

Loan

Trust,

Series

2006-HE7

alleges

damages

of

not

less

than
USD 374m. In December 2023, the trial

court granted in part DLJ’s motion

to dismiss, dismissing with prejudice

all
notice-based claims. On

appeal, the appellate

court modified the

trial court’s dismissal

in April

2025 to reinstate
certain of plaintiff’s notice-based claims and

otherwise dismissed plaintiff’s claims. Plaintiff has sought leave from
the New York Court

of Appeals to further appeal

the dismissal of certain

of its claims. An

action by Home Equity
Asset Trust,

Series

2006-8, alleges

damages of

not

less than

USD 436m. An

action

by Home

Equity Asset

Trust
2007-1 alleges damages of

not less than USD 420m. In

August 2025, the parties agreed

to a settlement to resolve
this litigation for USD 66.39m. The settlement has

received court approval and is final. An

action by Home Equity
Asset Trust 2007-2

alleges damages of

not less than USD

495m. An action

by CSMC Asset-Backed

Trust 2007-NC1
does not allege a damages amount.
5. ATA litigation
Since November 2014, a

series of lawsuits have

been filed against a

number of banks, including

Credit Suisse, in
the US District

Court for the

Eastern District of New

York (EDNY) and the

SDNY alleging claims under

the United
States Anti-Terrorism Act

(ATA) and

the Justice

Against Sponsors

of Terrorism

Act. The

plaintiffs in

each of

these
lawsuits are, or are relatives of, victims of

various terrorist attacks in Iraq and allege

a conspiracy and/or aiding and
abetting based on allegations that various

international financial institutions, including the defendants, agreed to alter, falsify

or omit

information from payment

messages that involved

Iranian parties for

the express

purpose of
concealing the

Iranian parties’ financial

activities and transactions

from detection

by US

authorities. The lawsuits
allege that

this conduct

has made

it possible

for Iran

to transfer

funds to

Hezbollah and

other terrorist

organizations
actively engaged

in harming

US military

personnel and

civilians. In

January 2023,

the Second

Circuit affirmed

a
September 2019

ruling by

the EDNY

granting defendants’

motion to

dismiss the

first filed

lawsuit. In

October 2023,
the US Supreme Court denied plaintiffs’ petition for a writ

of certiorari, and in September 2025 the EDNY

denied
plaintiffs’ motion

to vacate

the judgment;

the matter

has concluded.

Of the

other seven

cases, four

are stayed,
including one that

was dismissed as

to Credit Suisse

and most

of the bank

defendants prior to

entry of the

stay,
and in three cases defendants moved to dismiss

plaintiffs’

amended complaints.
6. Customer account matters
Several

clients

have

claimed

that

a

former

relationship

manager

in

Switzerland

had

exceeded

his

investment
authority

in

the

management of

their

portfolios, resulting

in

excessive

concentrations of

certain

exposures and
investment losses. Credit

Suisse AG has

investigated the claims,

as well as

transactions among the

clients. Credit
Suisse AG filed a criminal complaint against the former relationship manager with the Geneva Prosecutor’s Office
upon which the

prosecutor initiated

a criminal investigation.

Several clients of

the former relationship

manager also
filed criminal complaints with the

Geneva Prosecutor’s Office. In February 2018,

the former relationship manager
was sentenced to five years

in prison by the Geneva criminal

court for fraud, forgery

and criminal mismanagement
and ordered

to pay

damages of

approximately USD 130m. On

appeal, the Criminal

Court of

Appeals of

Geneva
and, subsequently, the Swiss Federal Supreme

Court upheld the main findings of the

Geneva criminal court.
Civil lawsuits have

been initiated against Credit

Suisse AG and

/ or certain

affiliates in various jurisdictions,

based
on the findings established in the criminal

proceedings against the former relationship

manager.
In Singapore, in a

now-concluded civil lawsuit,

Credit Suisse Trust

Limited was ordered

to pay USD 461m,

including
interest and costs.
In Bermuda, in the civil

lawsuit brought against Credit Suisse Life

(Bermuda) Ltd., the Supreme Court of Bermuda
issued a judgment awarding damages of USD 607.35m to the plaintiff. Credit Suisse Life (Bermuda)

Ltd. appealed
the

decision.

In

June

2023,

the

Bermuda

Court

of

Appeal

confirmed

the

award

and

the

Supreme

Court

of
Bermuda’s

finding

that

Credit

Suisse

Life

(Bermuda)

Ltd.

breached

its

contractual

and

fiduciary

duties,

but
overturned the finding that Credit Suisse Life (Bermuda) Ltd. made fraudulent misrepresentations. In March 2024,
Credit Suisse Life (Bermuda) Ltd. was granted leave to appeal the judgment to the Judicial Committee of the Privy
Council and a hearing on

the appeal was held in

June 2025. The Bermuda Court of Appeal

also ordered that the
current

stay

continue

pending

determination

of

the

appeal

on

the

condition

that

the

damages

awarded,

plus
interest calculated at the Bermuda statutory

rate of 3.5%, remain in

the escrow account. In November

2025, the
Judicial Committee

of the

Privy Council

issued its

final judgment

on the

appeal, denying

Credit Suisse

Life (Bermuda)
Ltd.’s appeal

on liability,

but partially

granting its

appeal concerning

the quantum

of damages

and directing

the
parties to recalculate damages.

UBS Group fourth quarter 2025 report |
Consolidated financial information | UBS Group

AG interim consolidated financial information

(unaudited)

62
Provisions and contingent liabilities

(continued)
In Switzerland, certain civil lawsuits have been commenced against Credit Suisse AG in the

Court of First Instance
of Geneva since March 2023.
7. Mozambique matter
Credit

Suisse

was

subject

to

investigations by

regulatory and

enforcement authorities,

as

well

as

civil

litigation,
regarding certain

Credit Suisse

entities’ arrangement

of loan financing

to Mozambique

state enterprises,

Proindicus
S.A. and Empresa Moçambicana de

Atum S.A. (EMATUM), a distribution

to private investors of loan

participation
notes (LPN)

related to

the EMATUM

financing in

September 2013, and

certain Credit

Suisse entities’ subsequent
role in arranging the exchange

of those LPNs for Eurobonds

issued by the Republic of

Mozambique. In 2019,

three
former Credit Suisse employees pleaded guilty in the EDNY to accepting improper personal benefits in connection with financing transactions carried out with

two Mozambique state enterprises.

In

October 2021,

Credit

Suisse reached

settlements with

the DOJ,

the US

Securities and

Exchange Commission
(SEC), the

UK Financial

Conduct Authority

(FCA) and

FINMA to

resolve inquiries

by these

agencies, including

findings
that Credit

Suisse failed

to appropriately

organize and

conduct its

business with

due skill

and care,

and manage
risks. Credit

Suisse Group

AG entered

into a

three-year Deferred

Prosecution Agreement

(DPA) with

the DOJ

in
connection with the criminal information

charging Credit Suisse Group AG

with conspiracy to commit wire

fraud
and Credit

Suisse Securities

(Europe) Limited

(CSSEL) entered

into a

Plea Agreement

and pleaded

guilty to

one count
of conspiracy to

violate the US

federal wire fraud

statute. Under the

terms of the

DPA, UBS Group

AG (as successor
to Credit Suisse Group

AG) continued compliance enhancement and remediation efforts agreed by Credit Suisse,
and undertake additional measures as

outlined in the DPA.

In January 2025, as

permitted under the terms of

the
DPA, the DOJ elected to extend the term of

the DPA until January 2026.
8. ETN-related litigation
XIV litigation:
Since March 2018, three class action complaints

were filed in the SDNY on behalf of

a putative class
of

purchasers of

VelocityShares Daily

Inverse

VIX Short-Term Exchange

Traded Notes

linked

to

the

S&P

500

VIX
Short-Term Futures

Index (XIV

ETNs). The

complaints have

been consolidated

and asserts

claims against

Credit Suisse
for violations of various anti-fraud and

anti-manipulation provisions of US securities laws arising from a decline in
the value

of XIV

ETNs in

February 2018. On

appeal from

an order

of the

SDNY dismissing all

claims, the

Second
Circuit issued an order that reinstated a portion of the claims.

In decisions in March 2023 and February 2025, the
court granted class certification for two of the three classes proposed by plaintiffs and denied class certification of the third proposed class.
9. Credit Suisse anti-money laundering matters
In December 2020, the Swiss Office

of the Attorney General brought charges against Credit

Suisse AG and other
parties concerning the diligence and controls applied to a historical relationship with Bulgarian former clients who
are

alleged to

have laundered

funds through

Credit Suisse

AG accounts.

In

June 2022,

following a

trial, Credit
Suisse AG was convicted in the Swiss Federal Criminal Court of certain historical organizational inadequacies in its
anti-money-laundering framework

and ordered to pay

a fine of CHF 2m. In

addition, the court seized

certain client
assets in the amount of approximately CHF 12m

and ordered Credit Suisse AG to pay a

compensatory claim in the
amount of approximately

CHF 19m. Credit Suisse

AG appealed the decision

to the Swiss Federal

Court of Appeals.
Following the

merger of

UBS AG

and Credit

Suisse AG,

UBS AG

confirmed the

appeal. In

November 2024,

the
court issued a judgment that

acquitted UBS AG and annulled

the fine and compensatory claim

ordered by the first
instance court.

In February

2025, the

court affirmed

the acquittal

of UBS

AG, and

the Office

of the

Attorney General
has appealed

the judgment

to the

Swiss Federal

Supreme Court.

UBS has

also appealed,

limited to

the issue

whether
a successor

entity by

merger can

be criminally

liable for

acts of

the predecessor

entity. In

July 2025,

the Swiss

Federal
Supreme Court

granted the

appeal filed

by the

Office of

the Attorney

General and

ruled that

the Swiss

Federal
Court of

Appeals released

its judgment

without proper

reasoning. The

case was

remanded to

the Swiss

Federal
Court of Appeals to

deliver a full and

reasoned judgment. Separately, in

November 2025, the Swiss

Office of the
Attorney General filed criminal charges against UBS AG, as the successor to Credit Suisse AG, alleging that Credit
Suisse failed to maintain appropriate controls

to detect and prevent money

laundering in connection with certain
payments from accounts at

Credit Suisse by

parties associated with the

Mozambique transactions between 2013
and 2016.

UBS Group fourth quarter 2025 report |
Consolidated financial information | UBS Group

AG interim consolidated financial information

(unaudited)

63
Provisions and contingent liabilities

(continued)
10. Archegos
Credit

Suisse

and

UBS

have

received

requests

for

documents

and

information

in

connection

with

inquiries,
investigations

and/or

actions

relating

to

their

relationships

with

Archegos

Capital

Management

(Archegos),
including from FINMA

(assisted by a

third party appointed

by FINMA), the

DOJ, the SEC,

the US Federal

Reserve,
the

US

Commodity

Futures

Trading

Commission

(CFTC),

the

US

Senate

Banking

Committee,

the

Prudential
Regulation Authority (PRA),

the FCA,

the WEKO,

the Hong

Kong Competition Commission

and other

regulatory
and governmental agencies. UBS is cooperating with the authorities in these matters.

In July 2023, CSI and CSSEL
entered into a settlement agreement with

the PRA providing for the

resolution of the PRA’s investigation. Also

in
July 2023, FINMA

issued a

decree ordering remedial

measures and the

Federal Reserve Board

issued an Order

to
Cease and Desist. Under the terms of the order,

Credit Suisse paid a civil money penalty and agreed to

undertake
certain remedial

measures relating

to counterparty

credit risk

management, liquidity

risk management

and non-
financial risk management, as well as enhancements to board oversight and governance. UBS Group,

as the legal
successor to Credit Suisse Group AG,

is a party to

the FINMA decree and Federal Reserve Board

Cease and Desist
Order.

Civil

actions

relating

to

Credit

Suisse’s

relationship with

Archegos

have

been

filed

against

Credit

Suisse

and/or
certain officers and directors, including

claims for breaches of fiduciary

duties. In one such case, the parties

agreed
in July 2025 to a settlement of USD 115m that remains

subject to court approval. Because the action was

brought
by shareholders

on behalf

of and

for the

benefit of Credit

Suisse, after

deducting any Court-awarded

attorneys’
fees and

expenses and any

applicable taxes, the

cash recovery for

the settlement will

go to

UBS, as

successor to
Credit Suisse,

and will result in a net recovery for UBS.
11. Credit Suisse financial disclosures
Credit Suisse

Group AG

and certain

directors, officers and

executives have

been named

in securities

class action
complaints pending

in the

SDNY and

New Jersey

federal court.

These complaints,

filed since

2023 on

behalf of
purchasers of Credit

Suisse shares, additional

tier 1 capital notes,

and other securities,

allege that defendants

made
misleading

statements regarding:

(i) customer outflows

in

late

2022

and

early 2023;

(ii) the adequacy

of Credit
Suisse’s

financial

reporting

controls;

and

(iii) the

adequacy

of

Credit

Suisse’s

risk

management

processes,

and
include allegations relating

to Credit

Suisse Group AG’s merger

with UBS Group AG.

As of

November 2025, the
SDNY certified classes in two cases.
Credit Suisse has received requests for documents and information from regulatory and governmental agencies in connection with inquiries,

investigations and/or actions

relating to

these matters, as

well as

for other statements
regarding Credit Suisse’s financial condition,

including from the SEC, the DOJ

and FINMA. UBS is cooperating with
the authorities in these matters.
12. Merger-related litigation
Certain Credit

Suisse Group AG

affiliates and certain

directors, officers

and executives have

been named in

class
action complaints pending

in the

SDNY. One complaint,

brought on

behalf of Credit

Suisse shareholders, alleges
breaches of fiduciary duty under Swiss law and civil RICO

claims under US federal law. In February 2024,

the court
granted

defendants’

motions

to

dismiss

the

civil

RICO

claims

and

conditionally

dismissed

the

Swiss

law

claims
pending defendants’ acceptance of

jurisdiction in Switzerland. In

March 2024, having received

consents to Swiss
jurisdiction from all defendants served with the complaint, the court dismissed the Swiss law claims against those
defendants. Plaintiffs have

appealed the dismissal.

Additional complaints, brought on

behalf of holders

of Credit
Suisse additional

tier 1 capital

notes (AT1

noteholders) allege

breaches of

fiduciary duty

under Swiss

law, arising
from a

series of

scandals and

misconduct, which

led to

Credit

Suisse Group

AG’s

merger with

UBS Group

AG,
causing losses to

shareholders and AT1 noteholders. Motions

to dismiss these

complaints were granted in

March
2024 and September 2024

on the basis

that Switzerland is the

most appropriate forum for

litigation. Plaintiffs in
two of these cases appealed the dismissal and in

January 2025 withdrew their appeals.

UBS Group fourth quarter 2025 report |
Consolidated financial information | UBS Group

AG interim consolidated financial information

(unaudited)

64
Currency translation rates
The

following table

shows the

rates of

the main

currencies used

to translate

the financial

information of

UBS’s
operations with a functional currency other

than the US dollar into US dollars.
Currency translation rates
Closing exchange rate Average rate 1
As of For the quarter ended For the year ended
31.12.25 30.9.25 31.12.24 31.12.25 30.9.25 31.12.24 31.12.25 31.12.24
1 CHF

1.26

1.26

1.10

1.25

1.25

1.13

1.21

1.13
1 EUR

1.17

1.17

1.04

1.16

1.16

1.06

1.13

1.08
1 GBP

1.35

1.34

1.25

1.33

1.34

1.27

1.32

1.28
100 JPY

0.64

0.68

0.63

0.64

0.67

0.65

0.67

0.66
1 Monthly income statement items of operations with

a functional currency other than the US dollar are translated into US dollars using month-end rates.

Disclosed average rates for a quarter or

a year represent an
average of three month-end rates or an average

of twelve month-end rates, respectively,

weighted according to the income and expense volumes of

all operations of the Group with the same functional

currency for
each month. Weighted average rates for individual business divisions may deviate from the weighted average rates for the Group.

UBS Group fourth quarter 2025 report |
Appendix

65
Appendix
Alternative performance measures
An alternative performance measure (an APM) is a financial measure of historical or future financial performance,
financial position

or cash

flows other

than a

financial measure

defined or

specified in

the applicable

recognized
accounting standards or in

other applicable regulations. A

number of APMs

are reported in

the discussion of

the
financial and operating performance of

the external reports (annual, quarterly

and other reports). APMs

are used
to provide

a more

complete

picture of

operating

performance and

to reflect

management’s

view of

the fundamental
drivers

of

the

business

results. A

definition

of

each

APM,

the

method

used

to

calculate

it

and

the

information
content are presented in alphabetical order

in the table below. These APMs may

qualify as non-GAAP measures as
defined by US Securities and Exchange Commission

(SEC) regulations.
APM label
Calculation

Information content

Cost / income ratio (%)
Calculated as operating expenses divided by

total
revenues.
This measure provides information about the
efficiency of the business by comparing operating
expenses with total revenues.
Cost / income ratio (underlying) (%)
Calculated as underlying operating expenses

(as
defined above) divided by underlying total

revenues
(as defined above).

This measure provides information about the
efficiency of the business by comparing operating
expenses with total revenues, while excluding items
that management believes are not representative of
the underlying performance of the businesses.
Cost of credit risk (bps) Calculated as total credit loss expense / (release)
(annualized for reporting periods shorter than
12 months) divided by the average balance

of lending
assets for the reporting period, expressed in basis
points. Lending assets include the gross amounts

of
Amounts due from banks and Loans and advances

to
customers.
This measure provides information about the total
credit loss expense / (release) incurred in relation to
the average balance of gross lending assets for the
period.
Credit-impaired lending assets as a
percentage of total lending assets,
gross (%)
Calculated as credit-impaired lending assets divided
by total lending assets. Lending assets includes

the
gross amounts of Amounts due from banks and
Loans and advances to customers. Credit-impaired
lending assets refers to the sum of stage 3 and
purchased credit-impaired positions.
This measure provides information about the
proportion of credit-impaired lending assets in the
overall portfolio of gross lending assets.
Credit-impaired loan portfolio as a
percentage of total loan portfolio,
gross (%)
– Global Wealth Management,
Personal & Corporate Banking
Calculated as credit-impaired loan portfolio divided

by
total gross loan portfolio.
This measure provides information about the
proportion of the credit-impaired loan portfolio in the
total gross loan portfolio.
Fee-generating assets (USD)
– Global Wealth Management
Calculated as the sum of discretionary and
nondiscretionary wealth management portfolios
(mandate volume) and assets where generated
revenues are predominantly of a recurring nature, i.e.
mainly investment, mutual, hedge and private-market
funds where we have a distribution agreement,
including client commitments into closed-ended
private-market funds from the date that recurring
fees are charged. Assets related to our Global
Financial Intermediaries business are excluded, as

are
assets of sanctioned clients.
This measure provides information about the volume
of invested assets that create a revenue stream,
whether as a result of the nature of the contractual
relationship with clients or through the fee structure
of the asset. An increase in the level of fee-generating
assets results in an increase in the associated revenue
stream. Assets of sanctioned clients are excluded from
fee-generating assets.
Gross margin on invested assets (bps)
– Asset Management
Calculated as total revenues (annualized for reporting
periods shorter than 12 months) divided by

average
invested assets.
This measure provides information about the total
revenues of the business in relation to invested assets.
Integration-related expenses (USD)
Generally include costs of internal staff

and
contractors substantially dedicated to integration
activities, retention awards, redundancy costs,
incremental expenses from the shortening of useful
lives of property, equipment and software, and
impairment charges relating to these assets.
Classification as integration-related expenses does

not
affect the timing of recognition and measurement of
those expenses or the presentation thereof in the
income statement. Integration-related expenses
incurred by Credit Suisse also included expenses
associated with restructuring programs that existed
prior to the acquisition.
This measure provides information about expenses
that are temporary, incremental and directly related to
the integration of Credit Suisse into UBS.

UBS Group fourth quarter 2025 report |
Appendix

66
APM label
Calculation

Information content

Invested assets (USD and CHF)
Calculated as the sum of managed fund

assets,
managed institutional assets, discretionary and
advisory wealth management portfolios, fiduciary
deposits, time deposits, savings accounts,

and wealth
management securities or brokerage accounts.
This measure provides information about the volume
of client assets managed by or deposited with

UBS for
investment purposes.
Net interest income (underlying) (USD)
– Global Wealth Management,
Personal & Corporate Banking
Calculated by adjusting net interest income

as
reported in accordance with IFRS Accounting
Standards for items that management believes

are
not representative of the underlying performance of
the businesses.
This measure provides information about the amount
of net interest income, while excluding items that
management believes are not representative of the
underlying performance of the businesses.
Net interest margin (bps)
– Personal & Corporate Banking
Calculated as net interest income (annualized for
reporting periods shorter than 12 months) divided by
average loans.
This measure provides information about the
profitability of the business by calculating the
difference between the price charged for lending and
the cost of funding, relative to loan value.
Net new assets (USD)
– Global Wealth Management
Calculated as the net amount of inflows and

outflows
of invested assets (as defined in UBS policy) recorded
during a specific period, plus interest and dividends.
Excluded from the calculation are movements due to
market performance, foreign exchange translation,
fees, and the effects on invested assets of strategic
decisions by UBS to exit markets or services.

This measure provides information about the
development of invested assets during a

specific
period as a result of net new asset flows, plus the
effect of interest and dividends.

Net new assets growth rate (%)
– Global Wealth Management
Calculated as the net amount of inflows and

outflows
of invested assets (as defined in UBS policy) recorded
during a specific period (annualized for reporting
periods shorter than 12 months), plus

interest and
dividends, divided by total invested assets

at the
beginning of the period.
This measure provides information about the growth
of invested assets during a specific period

as a result
of net new asset flows.

Net new deposits (USD)
– Global Wealth Management
Calculated as the net amount of inflows and

outflows
of deposits recorded during a specific period. Deposits
include customer deposits and customer brokerage
payables. Excluded from the calculation are
movements due to fair value measurement, foreign
exchange translation, accrued interest and fees,

as
well as the effects on customer deposits of strategic
decisions by UBS to exit markets or services.
This measure provides information about the
development of deposits during a specific period

as a
result of net new deposit flows.
Net new fee-generating assets (USD)
– Global Wealth Management
Calculated as the net amount of fee-generating

asset
inflows and outflows, including dividend

and interest
inflows into mandates and outflows from mandate
fees paid by clients during a specific period.

Excluded
from the calculation are the effects on fee-generating
assets of strategic decisions by UBS to exit

markets or
services.

This measure provides information about the
development of fee-generating assets during

a
specific period as a result of net flows, excluding
movements due to market performance and

foreign
exchange translation, as well as the effects on fee-
generating assets of strategic decisions by UBS

to exit
markets or services.

Net new loans (USD)
– Global Wealth Management
Calculated as the net amount of originations,
drawdowns and repayments of loans recorded during
a specific period. Loans include loans and

advances to
customers and customer brokerage receivables.
Excluded from the calculation are allowances,
movements due to fair value measurement and
foreign exchange translation, as well as the

effects on
loans and advances to customers of strategic
decisions by UBS to exit markets or services.
This measure provides information about the
development of loans during a specific period

as a
result of net new loan flows.
Net new money (USD)
– Global Wealth Management,
Asset Management
Calculated as the net amount of inflows and

outflows
of invested assets (as defined in UBS policy) recorded
during a specific period. Excluded from the calculation
are movements due to market performance, foreign
exchange translation, dividends, interest and fees,

as
well as the effects on invested assets of strategic
decisions by UBS to exit markets

or services. Net new
money is not measured for Personal & Corporate
Banking.
This measure provides information about the
development of invested assets during a

specific
period as a result of net new money flows.
Net profit growth (%)
Calculated as the change in net profit attributable

to
shareholders from continuing operations between
current and comparison periods divided by net profit
attributable to shareholders from continuing
operations of the comparison period.
This measure provides information about profit
growth since the comparison period.
Operating expenses (underlying) (USD)
Calculated by adjusting operating expenses

as
reported in accordance with IFRS Accounting
Standards for items that management believes

are
not representative of the underlying performance of
the businesses.
This measure provides information about the amount
of operating expenses, while excluding items

that
management believes are not representative of the
underlying performance of the businesses.

UBS Group fourth quarter 2025 report |
Appendix

67
APM label
Calculation

Information content

Operating profit / (loss) before tax
(underlying) (USD)
Calculated by adjusting operating profit / (loss) before
tax as reported in accordance with IFRS Accounting
Standards for items that management believes

are
not representative of the underlying performance of
the businesses.
This measure provides information about the amount
of operating profit / (loss) before tax, while excluding
items that management believes are not
representative of the underlying performance of the
businesses.
Other revenues (USD and CHF)
– Global Wealth Management,

Personal & Corporate banking

Calculated by including other income as reported

in
accordance with IFRS Accounting Standards, profit or
loss related to non-client derivative instruments

and
profit or loss related to equity investments measured
at fair value through profit or loss.
This measure provides information about residual
business division revenues, after deduction of net
interest income, recurring net fee income and
transaction-based income.
Other revenues (underlying)
(USD and CHF)
– Global Wealth Management,

Personal & Corporate banking

Calculated by adjusting other revenues

as reported
for items that management believes are not
representative of the underlying performance of the
businesses.
This measure provides information about the amount
of other revenues,

while excluding items that
management believes are not representative of the
underlying performance of the businesses.
Pre-tax profit growth (%)
– Global Wealth Management,
Personal & Corporate Banking,
Asset Management,
the Investment Bank
Calculated as the change in net profit before tax
attributable to shareholders from continuing
operations between current and comparison periods
divided by net profit before tax attributable to
shareholders from continuing operations of the
comparison period.
This measure provides information about pre-tax
profit growth since the comparison period.
Pre-tax profit growth (underlying) (%)
– Global Wealth Management,
Personal & Corporate Banking,
Asset Management,
the Investment Bank
Calculated as the change in underlying net

profit
before tax attributable to shareholders from
continuing operations between current and
comparison periods divided by underlying net

profit
before tax attributable to shareholders from
continuing operations of the comparison period.
Underlying net profit before tax attributable to
shareholders from continuing operations excludes
items that management believes are not
representative of the underlying performance of the
businesses and also excludes related tax impact.
This measure provides information about pre-tax
profit growth since the comparison period, while
excluding items that management believes

are not
representative of the underlying performance of the
businesses.
Recurring net fee income (USD and CHF)
– Global Wealth Management,
Personal & Corporate Banking
Calculated as the total of fees for services provided

on
an ongoing basis, such as portfolio management

fees,
asset-based investment fund fees and custody

fees,
which are generated on client assets, and
administrative fees for accounts.
This measure provides information about the amount
of recurring net fee income.
Return on attributed equity (%) Calculated as business division operating profit before tax (annualized for reporting periods shorter than
12 months) divided by average attributed

equity.
This measure provides information about the
profitability of the business divisions in relation to
attributed equity.
Return on attributed equity
(underlying) (%)
Calculated as underlying business division

operating
profit before tax (annualized for reporting periods
shorter than 12 months) (as defined above)

divided by
average attributed equity.
This measure provides information about the
profitability of the business divisions in relation to
attributed equity, while excluding items that
management believes are not representative of the
underlying performance of the businesses.
Return on common equity tier 1 capital
(%)
Calculated as net profit attributable to shareholders
(annualized for reporting periods shorter than
12 months) divided by average common equity

tier 1
capital.
This measure provides information about the
profitability of the business in relation to common
equity tier 1 capital.
Return on common equity tier 1 capital
(underlying) (%)
Calculated as underlying net profit attributable to
shareholders (annualized for reporting periods shorter
than 12 months) divided by average common

equity
tier 1 capital. Underlying net profit attributable to
shareholders excludes items that management
believes are not representative of the underlying
performance of the businesses and also excludes
related tax impact.
This measure provides information about the
profitability of the business in relation to common
equity tier 1 capital, while excluding items that
management believes are not representative of the
underlying performance of the businesses.
Return on equity (%) Calculated as net profit attributable to shareholders
(annualized for reporting periods shorter than
12 months) divided by average equity attributable

to
shareholders.
This measure provides information about the
profitability of the business in relation to equity.
Return on tangible equity (%) Calculated as net profit attributable to shareholders
(annualized for reporting periods shorter than
12 months) divided by average equity attributable

to
shareholders less average goodwill and intangible
assets.
This measure provides information about the
profitability of the business in relation to tangible
equity.

UBS Group fourth quarter 2025 report |
Appendix

68
APM label
Calculation

Information content

Return on tangible equity (underlying)
(%)
Calculated as underlying net profit attributable to
shareholders (annualized for reporting periods shorter
than 12 months) divided by average equity
attributable to shareholders less average goodwill

and
intangible assets. Underlying net profit attributable

to
shareholders excludes items that management
believes are not representative of the underlying
performance of the businesses and also excludes
related tax impact.
This measure provides information about the
profitability of the business in relation to tangible
equity, while excluding items that management
believes are not representative of the underlying
performance of the businesses.
Revenues over leverage ratio
denominator, gross (%)
Calculated as total revenues (annualized for reporting
periods shorter than 12 months) divided by the
average leverage ratio denominator.
This measure provides information about the revenues
of the business in relation to the leverage ratio
denominator.
Tangible book value per share (USD) Calculated as equity attributable to shareholders less goodwill and intangible assets divided by the

number
of shares outstanding.
This measure provides information about tangible net
assets on a per-share basis.
Total book value per share (USD) Calculated as equity attributable to shareholders divided by the number of shares outstanding.
This measure provides information about net assets
on a per-share basis.
Total revenues (underlying) (USD) Calculated by adjusting total revenues as reported in accordance with IFRS Accounting Standards for items
that management believes are not representative of
the underlying performance of the businesses.
This measure provides information about the amount
of total revenues, while excluding items that
management believes are not representative of the
underlying performance of the businesses.
Transaction-based income
(USD and CHF)
– Global Wealth Management,
Personal & Corporate Banking
Calculated as the total of the non-recurring portion

of
net fee and commission income, mainly composed

of
brokerage and transaction-based investment fund
fees, and credit card fees, as well as fees for payment
and foreign-exchange transactions, together with
other net income from financial instruments
measured at fair value through profit or loss.
This measure provides information about the amount
of the non-recurring portion of net fee and
commission income, together with other net

income
from financial instruments measured at fair value
through profit or loss.
Transaction-based income (underlying)
(USD and CHF)
– Global Wealth Management,
Personal & Corporate Banking
Calculated as adjustment to transaction-based

income
for items that management believes are not
representative of the underlying performance of the
businesses.
This measure provides information about the amount
of transaction-based income, while excluding items
that management believes are not representative of
the underlying performance of the businesses.
This is

a general list

of the APMs

used in our

financial reporting. Not

all of

the APMs listed

above may appear

in
this particular report.
Information related to underlying return on common equity tier 1 capital (RoCET1) and underlying return on tangible equity (%)
As of or for the quarter ended As of or for the year ended
USD m, except where indicated 31.12.25 30.9.25 31.12.24 31.12.25 31.12.24
Underlying operating profit / (loss) before tax

2,871

3,590

1,768

11,729

8,831
Underlying tax expense / (benefit)

690

576

456

1,808

2,162
Net profit / (loss) attributable to non-controlling interests

6

6

9

30

60
Underlying net profit / (loss) attributable to shareholders

2,175

3,008

1,303

9,891

6,609
Underlying net profit / (loss) attributable to shareholders
1

8,698

12,032

5,211

9,891

6,609
Tangible equity

83,265

82,916

78,192

83,265

78,192
Average tangible equity

83,091

82,585

79,084

81,544

77,973
CET1 capital

71,262

74,655

71,367

71,262

71,367
Average CET1 capital

72,958

73,682

72,790

71,958

75,666
Underlying return on tangible equity (%)
1

10.5

14.6

6.6

12.1

8.5
Underlying return on common equity tier 1 capital (%)
1

11.9

16.3

7.2

13.7

8.7
1 Annualized for reporting periods shorter than 12 months.

UBS Group fourth quarter 2025 report |
Appendix

69
Abbreviations frequently used in our financial reports
A
ABS

asset-backed securities
AG

Aktiengesellschaft
AGM

Annual General Meeting of
shareholders
AI

artificial intelligence
A-IRB

advanced internal ratings-
based
ALCO

Asset and Liability
Committee
AMA

advanced measurement
approach
AML

anti-money laundering
AoA

Articles of Association
APM

alternative performance
measure
ARR

alternative reference rate
ARS

auction rate securities
ASF

available stable funding
AT1

additional tier 1
AuM

assets under management
B
BCBS

Basel Committee on
Banking Supervision
BIS

Bank for International
Settlements
BoD

Board of Directors
C
CAO

Capital Adequacy
Ordinance
CCAR

Comprehensive Capital
Analysis and Review
CCF

credit conversion factor
CCP

central counterparty
CCR

counterparty credit risk
CCRC

Corporate Culture and
Responsibility Committee
CDS

credit default swap
CEO

Chief Executive Officer
CET1

common equity tier 1
CFO

Chief Financial Officer
CGU

cash-generating unit
CHF

Swiss franc
CIO

Chief Investment Office
CORC

Compliance and
Operational Risk Control
CRM

credit risk mitigation
CRO

Chief Risk Officer
CST

combined stress test
CUSIP

Committee on Uniform
Security Identification
Procedures
CVA

credit valuation adjustment
D
DBO

defined benefit obligation
DCCP

Deferred Contingent
Capital Plan

DFAST

Dodd–Frank Act Stress Test
DisO-FINMA

FINMA Ordinance on the
Disclosure Obligations of
Banks and Securities Firms
DM

discount margin
DOJ

US Department of Justice
DTA

deferred tax asset
DVA

debit valuation adjustment
E
EAD

exposure at default
EB

Executive Board
EC

European Commission
ECB

European Central Bank
ECL

expected credit loss
EGM

Extraordinary General
Meeting of shareholders
EIR

effective interest rate
EL

expected loss
EMEA

Europe, Middle East and
Africa
EOP

Equity Ownership Plan
EPS

earnings per share
ESG

environmental, social and
governance
ETD

exchange-traded derivatives
ETF

exchange-traded fund
EU

European Union
EUR

euro
EURIBOR

Euro Interbank Offered Rate
EVE

economic value of equity
EY

Ernst & Young Ltd
F
FCA

UK Financial Conduct
Authority
FDIC

Federal Deposit Insurance
Corporation
FINMA

Swiss Financial Market
Supervisory Authority
FMIA

Swiss Financial Market
Infrastructure Act
FRTB

Fundamental Review of the
Trading Book
FSB

Financial Stability Board
FTA

Swiss Federal Tax
Administration
FVA

funding valuation
adjustment
FVOCI

fair value through other
comprehensive income
FVTPL

fair value through profit or
loss
FX

foreign exchange
G
GAAP

generally accepted
accounting principles
GBP

pound sterling
GDP

gross domestic product
GEB

Group Executive Board
GHG

greenhouse gas
GCORC

Group Compliance and
Operational Risk Control
GRI

Global Reporting Initiative
G-SIB

global systemically
important bank
H
HQLA high-quality liquid assets
I
IAS

International Accounting
Standards
IASB

International Accounting
Standards Board
IBOR

interbank offered rate
IFRIC

International Financial
Reporting Interpretations
Committee
IFRS

accounting standards
Accounting

issued by the IASB
Standards
IRB

internal ratings-based
IRRBB

interest rate risk in the
banking book
ISDA

International Swaps and
Derivatives Association
ISIN

International Securities
Identification Number

UBS Group fourth quarter 2025 report |
Appendix

70
Abbreviations frequently used in our financial reports (continued)
K
KRT

Key Risk Taker
L
LAS

liquidity-adjusted stress
LCR

liquidity coverage ratio
LGD

loss given default
LIBOR

London Interbank Offered
Rate
LLC

limited liability company
LoD

lines of defense
LRD

leverage ratio denominator
LTIP

Long-Term

Incentive Plan
LTV

loan-to-value
M
M&A

mergers and acquisitions
MRT

Material Risk Taker
N
NII

net interest income
NSFR

net stable funding ratio
NYSE

New York Stock Exchange
O
OCA

own credit adjustment
OCI

other comprehensive
income
OECD

Organisation for Economic
Co-operation and
Development
OTC

over-the-counter
P
PCI

purchased credit impaired
PD

probability of default
PIT

point in time
PPA

purchase price allocation
Q
QCCP

qualifying central
counterparty
R
RBC

risk-based capital
RbM

risk-based monitoring
REIT

real estate investment trust
RMBS

residential mortgage-
backed securities
RniV

risks not in VaR
RoCET1

return on CET1 capital
RoU

right-of-use
rTSR

relative total shareholder
return
RWA

risk-weighted assets
S
SA

standardized approach or
société anonyme
SA-CCR

standardized approach for
counterparty credit risk
SAR

Special Administrative
Region of the People’s
Republic of China
SDG

Sustainable Development
Goal
SEC

US Securities and Exchange
Commission
SFT

securities financing
transaction
SIBOR

Singapore Interbank
Offered Rate
SICR

significant increase in credit
risk
SIX

SIX Swiss Exchange
SME

small and medium-sized
entities
SMF

Senior Management
Function
SNB

Swiss National Bank
SOR

Singapore Swap Offer Rate
SPPI

solely payments of principal
and interest
SRB

systemically relevant bank
SVaR

stressed value-at-risk
T
TBTF

too big to fail
TCFD

Task

Force on Climate-
related Financial Disclosures
TIBOR

Tokyo

Interbank Offered
Rate
TLAC

total loss-absorbing capacity
TTC

through the cycle
U
USD

US dollar
V
VaR

value-at-risk
VAT value added tax
This is a

general list of

the abbreviations

frequently used

in our financial

reporting. Not

all of the

listed abbreviations
may appear in this particular report.

UBS Group fourth quarter 2025 report |
Appendix

71
Information sources

Reporting publications
Annual publications
UBS

Group

Annual

Report
:

Published

in

English,

this

report

provides

descriptions

of:

the

Group

strategy

and
performance; the

strategy and

performance of

the business divisions

and Group functions;

risk, treasury

and capital
management; corporate

governance;

the compensation

framework, including

information about

compensation for
the Board of Directors and the Group Executive Board members; and financial information, including the financial statements.

“Auszug aus

dem Geschäftsbericht
”: This

publication provides

a German

translation of

selected sections

of

the
UBS Group Annual Report.

Compensation

Report
:

This

report

discusses

the

compensation

framework

and

provides

information

about
compensation for

the Board

of Directors

and the

Group Executive

Board members.

It is

available in

English and
German ( “Vergütungsbericht
”) and represents a component of the UBS

Group Annual Report.
Sustainability

Report
:

Published

in

English,

the

UBS

Group

Sustainability

Report

provides

disclosures

on
environmental, social and governance (ESG)

topics.
Quarterly publications

Quarterly financial report
: This report provides an

update on performance and strategy (where

applicable) for the
respective quarter. It is available in English.
The annual

and quarterly

publications

are available

in .pdf and

online formats

at
ubs.com/investors
, under

“Financial
information”.

Printed copies, in any language, of the aforementioned

annual publications are no longer provided.

Other information
Website
The “Investor

Relations” website

at
ubs.com/investors

provides the

following information

about UBS:

results-related
news

releases;

financial

information,

including

results-related

filings

with

the

US

Securities

and

Exchange
Commission

(the

SEC);

information

for

shareholders,

including

UBS

dividend

and

share

repurchase

program
information, and for bondholders, including rating agencies reports; the corporate calendar; and presentations by management for investors and financial analysts. Information is available online in English, with some information also available in German.
Results presentations
Quarterly

results

presentations

are

webcast

live.

Recordings

of

most

presentations

can

be

downloaded

from
ubs.com/presentations .
Messaging service
Email

alerts

to

news

about

UBS

can

be

subscribed

for

under

“UBS

News

Alert”

at
ubs.com/global/en/investor-
relations/contact/investor-services.html . Messages are sent in English, German, French or Italian, with an option to select theme preferences for such alerts.
Form 20-F and other submissions to the US

Securities and Exchange Commission
UBS files periodic

reports with

and submits

other information

to the

SEC. Principal

among these

filings is the

annual
report on Form 20-F,

filed pursuant to

the US Securities

Exchange Act of 1934.

The filing of

Form 20-F is structured
as a wraparound document. Most sections of the filing can be satisfied by referring to the UBS Group AG Annual
Report. However, there is

a small amount

of additional information in

Form 20-F that is

not presented elsewhere
and is particularly targeted at readers in the US. Readers are encouraged to refer to this additional disclosure. Any document that is filed with

the SEC is available on the

SEC’s website:
sec.gov . Refer to ubs.com/investors

for more
information.

UBS Group fourth quarter 2025 report |
Appendix

72
Cautionary statement

regarding forward-looking statements

|

This report contains

statements that

constitute “forward-looking

statements”, including

but
not limited to management’s

outlook for UBS’s financial performance,

statements relating to the

anticipated effect of transactions

and strategic initiatives on
UBS’s business and future development and goals. While these forward-looking statements represent UBS’s judgments, expectations and objectives concerning the matters described, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from UBS’s expectations. In

particular,

the global

economy may

suffer

significant adverse

effects from

increasing political

tensions between

world powers,

changes to
international trade

policies, including

those related

to tariffs

and trade

barriers, and

evolving armed

conflicts. UBS’s

acquisition of

the Credit

Suisse Group
materially changed

its outlook

and strategic

direction and

introduced new

operational challenges. The

integration of

the Credit

Suisse entities

into the

UBS
structure is expected to continue

through 2026 and presents significant operational and

execution risk, including the risks that

UBS may be unable to achieve
the cost reductions and business

benefits contemplated by the

transaction, that it may incur

higher costs to execute the

integration of Credit Suisse

and that the
acquired business may have greater

risks or liabilities,

including those related to litigation, than

expected. Following the failure of

Credit Suisse, Switzerland is
considering significant changes

to its capital,

resolution and regulatory

regime, which, if

adopted, would significantly

increase our capital

requirements or impose
other costs on UBS. These factors create greater uncertainty about forward-looking statements. Other factors that may affect UBS’s performance and ability to achieve its plans, outlook and

other objectives also include,

but are not limited to: (i) the

degree to which UBS is successful

in the execution of its

strategic plans,
including its

cost reduction

and efficiency

initiatives and

its ability

to manage

its levels

of risk-weighted assets

(RWA) and

leverage ratio

denominator (LRD),
liquidity coverage ratio

and other financial

resources, including changes

in RWA

assets and

liabilities arising from

higher market volatility

and the

size of the
combined Group; (ii) the

degree to which UBS

is successful in implementing

changes to its businesses

to meet changing

market, regulatory and

other conditions,
including any potential changes to banking examination and oversight practices and standards as a result of executive branch orders or staff interpretations

of
law in the

US; (iii) inflation

and interest rate

volatility in

major markets; (iv) developments

in the macroeconomic

climate and in

the markets in

which UBS operates
or to which

it is exposed,

including movements in securities prices

or liquidity,

credit spreads, currency

exchange rates, residential and

commercial real estate
markets, general economic conditions,

and changes to national

trade policies on the

financial position or creditworthiness

of UBS’s clients and

counterparties, as
well as on client sentiment and levels of activity; (v) changes in the availability of capital and funding, including

any adverse changes in UBS’s credit spreads and
credit ratings of UBS,

as well as availability and

cost of funding,
including as affected by

the marketability of a current

additional tier one debt

instrument, to
meet requirements

for

debt eligible

for total

loss-absorbing capacity

(TLAC); (vi) changes

in and

potential divergence

between central

bank policies

or

the
implementation of financial legislation and

regulation in Switzerland, the US,

the UK, the EU

and other financial centers

that have imposed, or

resulted in, or
may do so in the future, more stringent or entity-specific capital, TLAC, leverage ratio, net stable funding ratio, liquidity and funding requirements, heightened operational resilience requirements, incremental tax requirements, additional levies, limitations on permitted activities, constraints on remuneration, constraints on transfers

of capital

and liquidity

and sharing

of operational

costs across

the Group

or other

measures, and

the effect

these will

or would

have on

UBS’s
business activities; (vii) UBS’s ability to successfully implement resolvability and related regulatory requirements and the potential need to make further changes to the legal structure or booking model of UBS in response to legal and regulatory requirements including heightened requirements and expectations due to its
acquisition of the Credit Suisse Group; (viii) UBS’s ability to maintain and improve its systems and controls for complying with sanctions in a timely manner and for the detection

and prevention of

money laundering to

meet evolving regulatory

requirements and expectations,

in particular in

the current geopolitical

turmoil;
(ix) the

uncertainty arising

from

domestic stresses

in

certain

major

economies; (x)

changes

in

UBS’s

competitive position,

including

whether

differences

in
regulatory capital and other requirements among the

major financial centers adversely affect UBS’s ability

to compete in certain lines of business;

(xi) changes in
the standards

of conduct applicable

to its businesses

that may result

from new regulations

or new enforcement

of existing standards,

including measures to
impose new and enhanced duties when interacting with customers and in the execution and handling of customer transactions; (xii) the liability to which UBS
may be exposed, or

possible constraints or sanctions that

regulatory authorities might impose on

UBS, due to litigation,

including litigation it has inherited

by
virtue of

the acquisition of

Credit Suisse,

contractual claims and

regulatory investigations, including the

potential for disqualification

from certain businesses,
potentially large fines or monetary penalties, or the loss

of licenses or privileges as a result

of regulatory or other governmental sanctions, as well as

the effect
that litigation, regulatory and

similar matters have on

the operational risk component

of its RWA; (xiii) UBS’s ability

to retain and attract

the employees necessary
to generate

revenues and

to manage,

support and

control its

businesses, which

may be

affected by

competitive factors;

(xiv) changes in

accounting or

tax
standards or policies, and determinations or interpretations affecting the recognition of gain or loss,

the valuation of goodwill, the recognition of

deferred tax
assets and

other matters;

(xv) UBS’s ability

to implement

new technologies

and business

methods, including

digital services,

artificial intelligence

and other
technologies, and ability

to successfully compete

with both existing

and new financial

service providers, some of

which may not be

regulated to the same

extent;
(xvi) limitations on the

effectiveness of UBS’s

internal processes for

risk management,

risk control, measurement

and modeling, and

of financial models

generally;
(xvii) the occurrence of operational

failures, such as

fraud, misconduct, unauthorized trading, financial crime,

cyberattacks, data leakage and systems

failures,
the risk

of which

is increased

with persistently

high levels

of cyberattack

threats; (xviii) restrictions

on the

ability of

UBS Group

AG, UBS

AG and

regulated
subsidiaries of UBS AG to make payments or distributions,

including due to restrictions on the ability of its subsidiaries to make loans or distributions, directly or
indirectly, or,

in the case of financial difficulties, due

to the exercise by FINMA or

the regulators of UBS’s operations in other

countries of their broad statutory
powers in relation to protective measures, restructuring and liquidation proceedings;

(xix) the degree to which changes in regulation, capital or

legal structure,
financial results or

other factors may

affect UBS’s ability

to maintain its

stated capital return

objective; (xx) uncertainty over the

scope of actions

that may be
required by

UBS, governments

and others

for UBS

to achieve

goals relating

to climate,

environmental and

social matters,

as well

as the

evolving nature

of
underlying science and

industry and the increasing

divergence among regulatory

regimes; (xxi) the ability

of UBS to access

capital markets; (xxii)

the ability of UBS
to successfully

recover from

a disaster

or other

business continuity

problem due

to a

hurricane, flood,

earthquake, terrorist

attack, war,

conflict, pandemic,
security breach,

cyberattack, power loss,

telecommunications failure or

other natural or

man-made event; and

(xxiii) the effect

that these or

other factors or
unanticipated events, including media reports and speculations, may have on its reputation and the additional consequences that this may have on its business and performance. The sequence in which the factors above are presented is not indicative of their likelihood of occurrence or the potential magnitude of their consequences. UBS’s business and financial performance could be affected by other factors identified in its past and future filings and reports,

including those
filed with the US Securities and Exchange Commission

(the SEC). More detailed information about those factors

is set forth in documents furnished by UBS and
filings made by UBS with the SEC,

including the UBS Group AG and UBS

AG Annual Reports on Form 20-F for

the year ended 31 December 2024. UBS is not
under any obligation to

(and expressly disclaims any

obligation to) update or

alter its forward-looking statements,

whether as a result of new

information, future
events, or otherwise.
Rounding |

Numbers presented throughout this report may not add up

precisely to the totals provided in the tables and text.

Percentages and percent changes
disclosed in text and tables are

calculated on the basis of unrounded

figures. Absolute changes between reporting periods disclosed in the text, which can be
derived from numbers presented in related tables, are calculated on a rounded basis.
Tables |

Within tables, blank fields generally indicate non-applicability or that presentation of any content would not be meaningful, or that information is not available as of the relevant date or for the relevant period. Zero values generally indicate that the respective figure is zero on an actual or rounded basis.

Values
that are zero on a rounded basis can be either negative

or positive on an actual basis.
Websites |

In this report, any

website addresses are provided

solely for information

and are not intended

to be active links.

UBS is not incorporating

the contents
of any such websites into this report.

UBS Group AG
P.O. Box
CH-8098 Zurich
ubs.com

This

Form

6-K

is

hereby

incorporated

by

reference

into

(1)

each

of

the

registration

statements

on

Form

F-3
(Registration Number

333-283672), and

on Form

S-8 (Registration

Numbers 333-200634;

333-200635; 333-200641;
333-200665;

333-215254;

333-215255;

333-228653;

333-230312;

333-249143

and

333-272975),

and

into

each
prospectus outstanding

under any

of the

foregoing registration

statements, (2)

any outstanding

offering circular

or
similar document issued

or authorized by

UBS AG that

incorporates by reference any

Forms 6-K of

UBS AG that
are incorporated into

its registration statements filed

with the SEC,

and (3) the

base prospectus of

Corporate Asset
Backed Corporation (“CABCO”)

dated June 23, 2004

(Registration Number 333-111572), the Form

8-K of CABCO
filed and

dated June

23, 2004

(SEC File

Number 001-13444),

and the

Prospectus Supplements

relating to

the CABCO
Series 2004-101 Trust dated May 10, 2004 and May 17, 2004 (Registration

Number 033-91744 and 033-91744-05).

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this
report to be signed on their behalf by the undersigned, thereunto duly authorized.
UBS Group AG
By:

/s/

Sergio Ermotti

___
Name:

Sergio Ermotti
Title:

Group Chief Executive Officer

By:

/s/ Todd Tuckner

_
Name:

Todd Tuckner
Title:

Group Chief Financial Officer
By:

/s/ Steffen Henrich

____________
Name:

Steffen Henrich
Title:

Group Controller

UBS AG
By:

/s/

Sergio Ermotti

_
Name:

Sergio Ermotti
Title:

President of the Executive Board
By:

/s/ Todd Tuckner

_
Name:

Todd Tuckner
Title:

Chief Financial Officer
By:

/s/ Steffen Henrich

_____________
Name:

Steffen Henrich
Title:

Controller

Date:

February 4, 2026